2024

H&P

ANNUAL REPORT

THE H&P WAY

The H&P Way is a core set of pillars that define our purpose, core values and the behaviors that drive our culture.

OUR PURPOSE
Improving lives through efficient and responsible energy.

WHAT WE DO
We safely provide performance-driven drilling solutions.

OUR VALUES
Our values reflect who we are and the way we interact with one another, our customers, partners and shareholders.

 **Actively C.A.R.E.**
We treat one another with respect. We care about each other. We are committed to Controlling and Removing Exposures for ourselves and others.

Service Attitude
We do our part and more for those around us. We consider the needs of others and provide solutions to meet their needs.

Innovative Spirit
We work to improve and try new approaches. We make decisions based on our clients' challenges and goals with the long-term view in mind.

 **Teamwork**
We listen to one another and work across teams toward a common goal. We collaborate to achieve results and focus on success with our customers and shareholders.

 **Do the Right Thing**
We are honest and transparent. We tackle tough situations, make decisions and speak up when needed.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 1-4221



HELMERICH & PAYNE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**73-0679879**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

222 North Detroit Avenue, Tulsa, Oklahoma 74120

(Address of principal executive offices) (Zip Code)

(918) 742-5531

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol(s)**	**Name of each exchange on which registered**
Common Stock ($0.10 par value)	HP	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐	Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At March 31, 2024, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Registrant's common stock held by non-affiliates was approximately $4.2 billion based on the closing price of such stock on the New York Stock Exchange on such date of $42.06.

Number of shares of common stock outstanding at November 6, 2024: 98,755,412

Portions of the Registrant's 2025 Proxy Statement for the Annual Meeting of Stockholders to be held in calendar year 2025 are incorporated by reference into Part III of this Form 10-K. The 2025 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Form 10-K relates.

HELMERICH & PAYNE, INC.
INDEX TO FORM 10-K



Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Form 10-K are forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "predict," "project," "target," "continue," or the negative thereof or similar terminology, and such statements include, but are not limited to, statements regarding the Acquisition (as defined herein) and the anticipated benefits, impact and timing of such transaction, our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions, many of which are beyond our control and any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. The inclusion of such statements should not be regarded as a representation that such plans, estimates, or expectations will be achieved.

Factors that could cause actual results to differ materially from those expressed in or implied by such forward-looking statements include, but are not limited to:

- our ability and the time required to consummate the Acquisition;

- our ability to achieve the strategic and other objectives relating to the proposed Acquisition;

- the risk that regulatory approvals for the Acquisition are not obtained or are obtained subject to conditions that are not anticipated;

- the risk that we are unable to integrate KCA Deutag International Limited's ("KCA Deutag") operations in a successful manner and in the expected time period;

- the volatility of future oil and natural gas prices;

- contracting of our rigs and actions by current or potential customers;

- the effects of actions by, or disputes among or between, members of the Organization of Petroleum Exporting Countries ("OPEC") and other oil producing nations (together, "OPEC+") with respect to production levels or other matters related to the prices of oil and natural gas;

- changes in future levels of drilling activity and capital expenditures by our customers, whether as a result of global capital markets and liquidity, changes in prices of oil and natural gas or otherwise, which may cause us to idle or stack additional rigs, or increase our capital expenditures and the construction, upgrade or acquisition of rigs;

- the impact and effects of public health crises, pandemics and epidemics, such as the COVID-19 pandemic;

- changes in worldwide rig supply and demand, competition, or technology;

- possible cancellation, suspension, renegotiation or termination (with or without cause) of our contracts as a result of general or industry-specific economic conditions, mechanical difficulties, performance or other reasons;

- expansion and growth of our business and operations;

- our belief that the final outcome of our legal proceedings will not materially affect our financial results;

- the impact of federal and state legislative and regulatory actions and policies, affecting our costs and increasing operating restrictions or delay and other adverse impacts on our business;

- environmental or other liabilities, risks, damages or losses, whether related to storms or hurricanes (including wreckage or debris removal), collisions, grounding, blowouts, fires, explosions, other accidents, terrorism or otherwise, for which insurance coverage and contractual indemnities may be insufficient, unenforceable or otherwise unavailable;

- the impact of geopolitical developments and tensions, war and uncertainty involving or in the geographic region of oil-producing countries (including the ongoing armed conflicts between Russia and Ukraine and conflicts in Israel, and any related political or economic responses and counter-responses or otherwise by various global actors or the general effect on the global economy);

- global economic conditions, such as a general slowdown in the global economy, supply chain disruptions, inflationary pressures, currency fluctuations, and instability of financial institutions, and their impact on the Company;

- our financial condition and liquidity;

- tax matters, including our effective tax rates, tax positions, results of audits, changes in tax laws, treaties and regulations, tax assessments and liabilities for taxes;

- the occurrence of security incidents, including breaches of security, or other attack, destruction, alteration, corruption, or unauthorized access to our information technology systems or destruction, loss, alteration, corruption or misuse or unauthorized disclosure of or access to data;

- potential impacts on our business resulting from climate change, greenhouse gas regulations, and the impact of climate change related changes in the frequency and severity of weather patterns;

- potential long-lived asset impairments; and

- our sustainability strategy, including expectations, plans, or goals related to corporate responsibility, sustainability and environmental matters, and any related reputational risks as a result of execution of this strategy.

Additional factors that could cause actual results to differ materially from our expectations or results discussed in the forward-looking statements are disclosed in this Form 10-K under Item 1A— "Risk Factors" and Item 7— "Management's Discussion and Analysis of Financial Condition and Results of Operations." All subsequent written and oral forward-looking statements, express or implied, are expressly qualified in their entirety by these cautionary statements.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Because of the underlying risks and uncertainties, we caution you against placing undue reliance on these forward-looking statements. We assume no duty to update or revise these forward-looking statements based on changes in internal estimates, expectations or otherwise, except as required by law.

Risk Factors Summary

This summary briefly lists the principal risks and uncertainties facing our business, which are only a select portion of those risks. A more complete discussion of those risks and uncertainties is set forth in this Form 10-K under Item 1A— "Risk Factors." Additional risks not presently known to us or that we currently deem immaterial may also affect us. If any of these risks occur, our business, financial condition or results of operations could be materially and adversely affected. Our business is subject to the following principal risks and uncertainties:

Business and Operating Risks

- the level of activity in the oil and natural gas industry;

- global economic conditions and volatility in oil and gas prices;

- the drilling services and solutions business is highly competitive;

- consolidation in our industry may impact our results of operations;

- new technologies may cause our drilling methods and equipment to become less competitive;

- our drilling and technology related operations are subject to a number of operational risks, and we are not fully insured against all of these risks;

- cybersecurity risks and other information technology risks;

- risks associated with our acquisitions, dispositions and investments;

- the impact of technology disputes and limitations on our ability to protect or enforce our intellectual property rights;

- the effect of unexpected events;

- our reliance on management and competition for experienced personnel;

- the effect of the loss of one or a number of our large customers;

- our current backlog of drilling services and solutions revenue may not be ultimately realized;

- risks associated with our contracts with national oil companies ("NOCs");

- control of oil and natural gas reserves by NOCs may affect demand for our services;

- fixed costs may not decline in proportion to decreases in rig utilization and dayrates;

- shortages of drilling equipment, supplies or other key materials;

- inflation and cost increases may impact our sales margins and profitability;

- unionization efforts and labor regulations in certain countries in which we operate;

- the impact and effects of public health crises, pandemics and epidemics, such as the COVID-19 pandemic;

- the effect of improvements in or new discoveries of alternative energy technologies;

- risks associated with doing business in certain foreign countries;

Financial Risks

- covenants in our debt agreements restrict our ability to engage in certain activities;

- we may be required to record impairment charges with respect to our drilling rigs and other assets;

- the impact of a downgrade in our credit ratings;

- our ability to access capital markets could be limited;

- credit, market and interest rate risks may negatively impact the value of our marketable securities;

- our inability to generate cash to service all of our indebtedness;

Legal and Regulatory Risks

- the physical effects of climate change and the impact of the regulation of greenhouse gases and climate change;

- the impact of new legislation and regulatory initiatives related to hydraulic fracturing or other aspects of the oil and gas industry;

- risks related to our statements and disclosures regarding our sustainability goals and initiatives;

- failure to comply with the U.S. Foreign Corrupt Practices Act or foreign anti-bribery legislation;

- complex and evolving laws and regulations regarding data privacy, data security and consumer protection;

- government policies, mandates and regulations specifically affecting the energy sector and related industries;

- the impact of legal claims and litigation;

- the effect of additional tax liabilities, limitations on our use of net operating losses and tax credits and/or our significant net deferred tax liability;

- failure to comply with or changes to governmental and environmental laws;

Risks Related to Our Common Stock and Corporate Structure

- we may reduce or suspend our dividend in the future;

- the market price of our common stock may be highly volatile;



- certain provisions of our corporate governing documents could make an acquisition of our company more difficult;

- the choice of forum provision in our bylaws could limit our stockholders' ability to obtain what such stockholders' believe to be a favorable judicial forum for disputes with us or our directors, officers, or employees;

- the effect of public and investor sentiment towards climate change, fossil fuels and other environmental, social and governance ("ESG") matters on our cost of capital and the price of our common stock;

KCA Deutag Acquisition Related Risks

- we will incur a substantial amount of additional debt;

- we may be unable to fulfill a number of closing conditions;

- we may be unable to successfully integrate KCA Deutag's business;

- our business relationships may be subject to disruption due to uncertainty associated with the Acquisition;

- we may lose management personnel or other key employees due to uncertainty associated with the Acquisition;

- we may fail to complete the Acquisition altogether or fail to complete it on the initial terms agreed to;

- we will incur significant transaction costs in connection with the Acquisition;

- we may encounter new obstacles operating in different geographic regions; and

- the pendency of the Acquisition could adversely affect our business.

PART I

ITEM 1. BUSINESS

Overview

Helmerich & Payne, Inc. ("H&P," which, together with its subsidiaries, is identified as the "Company," "we," "us" or "our," except where stated or the context requires otherwise) was incorporated under the laws of the State of Delaware on February 3, 1940 and is successor to a business originally organized in 1920. We provide performance-driven drilling solutions and technologies that are intended to make hydrocarbon recovery safer and more economical for oil and gas exploration and production companies. We are an important partner for a number of oil and gas exploration and production companies, but we focus primarily on the drilling segment of the oil and gas production value chain. Our technology services focus on developing, promoting and commercializing technologies designed to improve the efficiency and accuracy of drilling operations, as well as wellbore quality and placement.

Our drilling services operations are organized into the following reportable operating business segments: North America Solutions, International Solutions and Offshore Gulf of Mexico. Our North America Solutions operations are primarily located in Texas, but also traditionally operate in other states, depending on demand. Such states include: Colorado, Louisiana, New Mexico, North Dakota, Ohio, Oklahoma, Pennsylvania, Utah, West Virginia, and Wyoming. Our International Solutions operations have rigs and/or services primarily located in five international locations: Argentina, Australia, Bahrain, Colombia and the United Arab Emirates ("U.A.E."). Additionally, we commenced operations in Saudi Arabia in the first quarter of fiscal 2025.

We also own and operate a limited number of commercial real estate properties located in Tulsa, Oklahoma. Our real estate investments include a shopping center containing approximately 371,000 leasable square feet and approximately 176 acres of undeveloped real estate. Our research and development endeavors include both internal development and external acquisition of developing technologies. Our wholly-owned captive insurance companies (the "Captives") are primarily used to insure the deductibles for our workers' compensation, general liability, automobile liability, rig property and a medical stop-loss program. The Company and the Captives maintain excess property and casualty reinsurance programs with third-party insurers in an effort to limit the financial impact of significant events covered under these programs. Our real estate operations and our wholly-owned captive insurance companies are included in "Other."

Pending KCA Deutag Acquisition

On July 25, 2024, H&P and certain of its wholly owned subsidiaries entered into a Sale and Purchase Agreement (the "Purchase Agreement") to acquire KCA Deutag for total cash consideration of approximately $2.0 billion, which consists of the $0.9 billion unadjusted share purchase price and $1.1 billion to contemporaneously repay or redeem certain of KCA Deutag's existing debt upon consummation of the acquisition (the "Acquisition"). Total consideration is subject to adjustment as set forth in the Purchase Agreement. The transaction is expected to close prior to calendar 2024 year end, subject to customary closing conditions and regulatory approvals.

KCA Deutag is a diverse global drilling company. The company has a significant land drilling presence in the Middle East, which represents approximately two-thirds of the company's calendar year 2023 Operating EBITDA, with additional operations in South America, Europe and Africa. In addition to its land operations, KCA Deutag has asset-light offshore management contract operations in the North Sea, Angola, Azerbaijan and Canada, with super major customers and long-term earnings visibility through a robust backlog. KCA Deutag's Kenera segment comprises manufacturing and engineering businesses, including Bentec, with three facilities serving the energy industry, representing a longer-term growth opportunity.

Drilling Fleet

The following map shows the number of available rigs by basin in our North America Solutions reportable segment as of September 30, 2024:



The following table sets forth certain information concerning our North America Solutions drilling rigs as of September 30, 2024:



NORTH AMERICA SOLUTIONS FLEET

Location	Super-Spec FlexRig®[1]		Non Super-Spec FlexRig®[2]		Total Fleet	
	Total Available	Rigs Contracted	Total Available	Rigs Contracted	Total Available	Rigs Contracted
TX	124	84	—	—	124	84
NM	45	36	—	—	45	36
OK	17	5	—	—	17	5
ND	11	8	—	—	11	8
LA	11	3	—	—	11	3
WV	5	4	—	—	5	4
CO	3	3	2	1	5	4
UT	4	3	—	—	4	3
PA	4	2	—	—	4	2
OH	2	2	—	—	2	2
Totals	**226**	**150**	**2**	**1**	**228**	**151**

(1) AC drive, minimum of 1,500 horsepower drawworks, minimum of 750,000 lbs. hookload rating, 7,500 psi mud circulating system, and multiple-well pad capability.

(2) AC drive, 1,500 horsepower drawworks, 500,000 or 750,000 lbs. hookload rating, 5,000 or 7,500 psi mud circulating system, may or may not have multiple-well pad capability.

The following table sets forth certain information concerning our International Solutions drilling rigs as of September 30, 2024:



INTERNATIONAL SOLUTIONS FLEET

Location	AC (FlexRig® 3)[1]		AC (FlexRig® 3WA)[2]		AC (FlexRig® 4)[3]		Other AC		SCR[4]		Total Fleet	
	Total Available	Rigs Contracted	Total Available	Rigs Contracted	Total Available	Rigs Contracted	Total Available	Rigs Contracted	Total Available	Rigs Contracted	Total Available	Rigs Contracted
Argentina	12	7	—	—	—	—	—	—	—	—	12	7
Saudi Arabia	—	—	5	5	—	—	—	—	—	—	5	5
Colombia	2	—	—	—	—	—	1	—	2	—	5	—
Bahrain	1	1	—	—	3	2	—	—	—	—	4	3
Australia	1	1	—	—	—	—	—	—	—	—	1	1
Totals	**16**	**9**	**5**	**5**	**3**	**2**	**1**	**—**	**2**	**—**	**27**	**16**

(1) The FlexRig® 3 is equipped with an AC drive, 1,500 horsepower drawworks, and a 750,000 lb. hookload rating. It can be equipped with an optional skid or walking system, third mud pump, and 7,500 psi high pressure mud system. Nine rigs in Argentina are equipped with skid systems, a third mud pump and 7,500 psi high pressure mud systems.

(2) The FlexRig® 3WA is uniquely enhanced for mobility and agility without compromising unconventional pad drilling that advanced drilling programs require for highly complex lateral wells. Its walking capability offers the flexibility of 500ft in a straight line, or multiple rows within a 200 x 50 ft box.

(3) The FlexRig® 4 model has a small footprint and is designed to be highly mobile. The rig is equipped with a 300,000 lb. mast, 400HP top drive and two mud pumps. Range 3 drill pipe is used without setback. The rig is capable of horizontal and vertical drilling, but is primarily used for vertical drilling.

(4) A silicon-controlled-rectifier ("SCR") system converts alternate current ("AC") produced by one or more AC generator sets into direct current ("DC"). The SCR rigs are equipped with 3,000 horsepower drawworks to drill deep conventional wells.

The following table sets forth certain information concerning our Offshore Gulf of Mexico drilling rigs as of September 30, 2024:



OFFSHORE GULF OF MEXICO FLEET

| | Shallow Water[1] | | Deep Water[1] | | Total Fleet | |
Location	Total Available	Rigs Contracted	Total Available	Rigs Contracted	Total Available	Rigs Contracted
Louisiana[2]	3	—	—	—	3	—
Gulf of Mexico	1	—	3	3	4	3
Totals	**4**	**—**	**3**	**3**	**7**	**3**

(1) Shallow water rigs operate on fixed facilities and deep water rigs operate on floating facilities.

(2) Rigs are idle, stacked on land and not in state waters.

Drilling Services and Solutions

General

We are the largest provider of super-spec AC drive land rigs in the Western Hemisphere. Operating principally in North and South America, we specialize in shale and unconventional resource plays, drilling challenging and complex wells in oil and gas producing basins in the United States and in international locations. In the United States, we have a diverse mix of customers consisting of large independent, major, mid-sized and small cap oil companies and private independent companies (including private equity-backed companies) that are primarily focused on unconventional shale basins. In South America and the Middle East, our customers primarily include major international and national oil companies.

Revenue from drilling services performed for our largest drilling customer totaled approximately 11.0 percent ($302.6 million) of our total consolidated revenues during fiscal year 2024. We did not have any individual customers that represented 10% or more of our total consolidated revenues in fiscal years 2023, or 2022.

The following table presents operating statistics for the fiscal years 2024, 2023, and 2022:

| | Year Ended September 30, | | | | | | | | |
| | North America Solutions | | | International Solutions | | | Offshore Gulf of Mexico | | |
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Revenue days[1]	55,387	61,814	59,672	4,614	4,788	3,036	1,111	1,460	1,460
Average active rigs[2]	151	169	163	13	13	8	3	4	4
Number of active rigs at the end of period[3]	151	147	176	16	13	12	3	4	4
Number of available rigs at the end of period	228	233	236	27	22	28	7	7	7

(1) Defined as the number of contractual days we recognized revenue during the period.

(2) Active rigs generate revenue for the Company; accordingly 'average active rigs' represents the average number of rigs generating revenue during the applicable period. This metric is calculated by dividing revenue days by total days in the applicable period (i.e. 366 days). This includes the impact of downsizing our fleet and/or rigs that have been reclassified to assets held-for-sale. See Note 3—Property, Plant and Equipment to our Consolidated Financial Statements.

(3) Defined as the number of rigs generating revenue at the applicable end date of the time period.

Our Segments

North America Solutions Segment

We believe we operate the largest and most technologically advanced AC drive drilling rig fleet in North America and have a presence in most of the U.S. shale and unconventional basins. We have the leading market share in at least two of the most active oil basins, which include the Permian Basin and Eagle Ford Shale. All of our active rigs are capable of drilling horizontal or directional wells. As of September 30, 2024, we had approximately 26.1 percent of the total market share in U.S. land drilling and approximately 34.6 percent of the super-spec market share in U.S. land drilling. In the United States, we have the industry's largest super-spec fleet and had 151 of our 228 marketed rigs active under contract as of September 30, 2024 of which 88 were under fixed-term contracts, and 63 were working well-to-well.

Our drilling technology within this segment enables a solutions-based approach that provides performance-driven drilling services designed to help deliver greater levels of drilling efficiency, accuracy, consistency, optimization and a reduction of human error to create higher quality wellbores with lower overall risk. This technology is intended to address our customers' unique challenges based upon their goals and desired outcomes which will often vary from well to well, basin to basin.

Our North America Solutions segment contributed approximately 88.7 percent ($2.4 billion) of our consolidated operating revenues during fiscal year 2024, compared to approximately 87.7 percent ($2.5 billion) and 86.8 percent ($1.8 billion) of our consolidated operating revenues during fiscal years 2023 and 2022, respectively. In North America, our customers are primarily from the major integrated oil companies, large independent oil companies, small cap oil companies and private independent companies (including private equity-backed companies). Revenue from drilling services performed for our largest North America Solutions drilling customer totaled approximately 12.2 percent ($299.3 million) of the North America Solutions segment revenues during fiscal year 2024.

International Solutions Segment

Our International Solutions segment conducts operations primarily in Argentina, Bahrain, Australia, U.A.E. and Colombia. Additionally, we commenced operations in Saudi Arabia in the first quarter of fiscal 2025. As of September 30, 2024, we had 16 land rigs contracted for work in locations outside of the United States. Our International Solutions operations contributed approximately 7.0 percent ($194.0 million) of our consolidated operating revenues during fiscal year 2024, compared to approximately 7.4 percent ($212.6 million) and 6.6 percent ($136.1 million) of our consolidated operating revenues during fiscal years 2023 and 2022, respectively.

Argentina As of September 30, 2024, we had 12 available rigs in Argentina. Revenues generated by Argentine drilling operations contributed approximately 5.2 percent ($142.5 million) of our consolidated operating revenues during fiscal year 2024 compared to approximately 4.8 percent ($137.4 million) and 4.4 percent ($91.4 million) of our consolidated operating revenues during fiscal years 2023 and 2022, respectively. Revenues from drilling services performed for our two largest customers in Argentina totaled approximately 3.4 percent of our consolidated operating revenues and approximately 48.6 percent of our international operating revenues during fiscal year 2024. The Argentine drilling contracts are primarily with large international or national oil companies.

Bahrain As of September 30, 2024, we had four available rigs in Bahrain. Revenues generated by Bahrain drilling operations contributed approximately 0.7 percent ($18.0 million) of our consolidated operating revenues in fiscal year 2024, compared to approximately 0.5 percent ($15.4 million) and 0.8 percent ($17.0 million) of our consolidated operating revenues during fiscal years 2023 and 2022, respectively. All of our revenues in Bahrain are from a partner of the local national oil company.

Australia Our operations in Australia commenced in the fourth fiscal quarter of 2023. All of our revenue in Australia is from one customer, Tamboran Resources Corporation, a publicly traded company ("Tamboran Corp."). As of September 30, 2024, we had one available rig in Australia. Revenues generated by Australian drilling operations contributed to approximately 0.5 percent ($14.1 million) of our consolidated operating revenues in fiscal year 2024 compared to 0.1 percent ($3.4 million) in fiscal year 2023. As of September 30, 2024, we held a combined equity ownership in Tamboran Corp. of approximately 7.2 percent.

United Arab Emirates During the years ended September 30, 2024, 2023 and 2022, our operations in U.A.E. consisted of services provided to ADNOC Drilling Company P.J.S.C. ("ADNOC Drilling"), primarily in the form of secondment labor. Revenues generated in the U.A.E. contributed approximately 0.4 percent ($10.2 million) of our consolidated operating revenues in fiscal year 2024, compared to approximately 0.3 percent ($9.7 million) and 0.3 percent ($5.7 million) of our consolidated operating revenues during fiscal years 2023 and 2022, respectively. As of September 30, 2024, we had no rigs available in the U.A.E.

Colombia As of September 30, 2024, we had five available rigs in Colombia. Revenues generated by Colombian drilling operations contributed approximately 0.3 percent ($9.3 million) of our consolidated operating revenues in fiscal year 2024, compared to approximately 1.6 percent ($46.7 million) and 1.1 percent ($22.0 million) of our consolidated operating revenues during fiscal years 2023 and 2022, respectively. The Colombian drilling contracts that generated revenue during the fiscal year were primarily with large international or national oil companies.

Saudi Arabia During the year ended September 30, 2024, we began mobilizing five super-spec rigs to the Kingdom of Saudi Arabia. We commenced operations in the first quarter of fiscal 2025.

Offshore Gulf of Mexico Segment

Our Offshore Gulf of Mexico segment has been in operation since 1968 and currently consists of seven platform rigs in the Gulf of Mexico. We supply the rig equipment and crews and the operator, who owns the platform, will typically provide production equipment or other necessary facilities. Our offshore rig fleet operates on conventional fixed leg platforms and floating platforms attached to the sea floor with mooring lines, such as Spars and Tension Leg Platforms. Additionally, we provide management contract services to customer platforms where the customer owns the drilling rig.

As of September 30, 2024, three of the seven offshore rigs were under contract. Our Offshore Gulf of Mexico operations contributed approximately 3.9 percent ($106.2 million) of our consolidated operating revenues during fiscal year 2024, compared to approximately 4.5 percent ($130.2 million) and 6.1 percent ($125.5 million) of our consolidated operating revenues during fiscal years 2023 and 2022, respectively. Revenues from drilling services performed for our largest offshore drilling customer totaled approximately 97.3 percent ($103.3 million) of offshore revenues during fiscal year 2024.

Other Operations

We own and operate a limited number of commercial real estate properties located in Tulsa, Oklahoma. Our real estate investments include a shopping center and undeveloped real estate.

We continue to use our captive insurance subsidiaries to insure the deductibles for our domestic workers' compensation, general liability, automobile liability claims programs, and medical stop-loss program and to insure the deductibles from the Company's international casualty and rig property programs.

Our real estate operations and our wholly-owned captive insurance companies are included in "Other" within our segment disclosures.

Rigs, Equipment, R&D, and Facilities

During the late 1990's, we undertook a strategic initiative to develop a new generation drilling rig that would be the safest, fastest-moving and highest performing rig in the land drilling market. Our first FlexRig® drilling rig entered the market in 1998. We continued to innovate and in 2002 introduced our first AC drive rigs, which incorporated new drilling technology and improved safety and environmental design. These rigs found immediate success by delivering higher value wells to the customer and marked the beginning of the AC land rig revolution.

We also changed our pricing and contracting strategy, and beginning in 2005, predominantly all new FlexRig® drilling rigs were built, supported by a firm contract, and generated attractive returns. To date, we have built over 200 FlexRig® rigs that align with this strategy. An important part of our strategy was to design a rig that could support continuous improvement through upgrade capability of the hardware and software on the rigs to take advantage of technology improvements and lengthening the industry rig replacement cycle. These upgrades included, but were not limited to, enhanced drilling control systems and software, skid and walking systems for drilling multiple well pads, 7,500 psi mud systems, set back capacity to accommodate the pipe that longer laterals demanded, and additional mud system capacity.

In 2011, we introduced a FlexRig® design for long lateral drilling of multiple wells from a single location and for drilling horizontally in unconventional shale reservoirs. The new design preserved the key performance features of earlier designs but added a bi-directional skidding system and equipment capacities suitable for drilling long lateral wells.

In 2016, we saw the further progression of longer lateral wells, which brought additional technical challenges. At that time, we began delivering rigs to the market that were equipped and capable of drilling these longer lateral wells. The industry would later refer to these rigs as super-spec rigs, which have the following specific characteristics: AC drive, minimum 1,500 horsepower drawworks, minimum of 750,000 lbs. hookload rating, 7,500 psi mud circulating system, and multiple-well pad capability. Additionally, our competency in design and construction as well as our financial strength enabled us to efficiently upgrade our other existing rigs to super-spec, resulting in what we believe to be the largest fleet of super-spec rigs in the world. As a result of these investments, today the vast majority of our current domestic fleet is comprised of super-spec rigs and half the rigs in our international fleet are super-spec rigs. As of September 30, 2024, we had a total of 242 super-spec rigs.

In 2017, we introduced our first walking rig by reconfiguring some of our uni-directional skid designed FlexRig® drilling rigs. Since then, we have reconfigured, converted, and upgraded a total of 73 FlexRig® drilling rigs to super-spec walking rigs.

Years of designing and building our fleet of AC drive FlexRig® drilling rigs has given us many competitive benefits in unconventional drilling. One key advantage is fleet uniformity, particularly in our North America Solutions FlexRig® fleet. We have overseen the design and assembly of all of our AC FlexRig® drilling rigs, and our different rig classes share many common components. We co-designed the control systems for our rigs and have the right to make any changes or modifications to those systems that we desire. A uniform fleet creates an adaptive environment to reach maximum efficiency for employees, equipment and technology and is critical to our ability to provide consistent, safe and reliable operations in unconventional drilling applications. In addition, our fleet has greater scale than any other competitor, which enables us to upgrade our existing FlexRig® drilling rigs to super-spec in a capital efficient way. High levels of uniformity in crew training and rotation and our ability to identify and remove safety exposures across a more standard fleet allow us to deliver higher performance in a safer and more reliable manner for the customer. Further, our fleet is supported by a cost-effective Company-owned supply chain that provides standardized materials directly to the rigs from our regional warehouses.

A long-standing challenge in our industry is providing high quality and consistent results. In addressing this challenge, we utilize process excellence techniques that are developed internally. We provide experienced drilling and maintenance support for our operations, which provides value by reducing nonproductive time in our operations and improving drilling performance through our Rig Systems Monitoring and Support Center ("RSMS") and Remote Operations Centers ("ROCs"). Our RSMS and ROCs are manned 24 hours a day, seven days a week, with the ability to monitor and detect trends in drilling and drilling services performance onboard our rigs. Our monitoring group within the RSMS provides real-time help and feedback to our wellsite employees, as well as our customers, to fully optimize our operational performance. Additionally, our RSMS and ROCs have staffs of engineers and industry experts that work with our customers to enhance wellbore positioning, drilling program execution and overall drilling performance. The monitoring group and our performance engineers capture our drilling work steps to help provide high quality and reliable results for our customers.

We currently have two facilities that provide vertically integrated solutions for drilling rig manufacturing, upgrades, retrofits and modifications, as well as overhauling, recertification, and repairs as it relates to our rigs and equipment. These facilities utilize lean manufacturing processes to enhance quality and efficiency as well as provide important insights into the maintenance and wear of equipment on our rigs. Our facility located in Galena Park, Texas is primarily utilized for overall rig assembly, overhaul, recommissioning and recertification while our facility near Tulsa, Oklahoma is primarily utilized for modular rig component overhauls and repairs.

We continue to see adoption and growth with our technologically enabled automation solutions. We designed our automation solutions to address challenges within our customers' businesses as much of the drilling process is heavily dependent on human decision-making to design, execute and optimize crude oil and natural gas extraction. Utilizing these technologies, we are able to deploy a more data-driven solution compared to human decisions and execution, thereby reducing variability and the costs around achieving optimal outcomes. These solutions are designed to continue to help provide differentiated value for our customers through enhanced wellbore quality and placement, improved cost performance and well economics, and better consistency at reduced risk. Our automation-focused solutions and applications are enabled by our uniform digital fleet and are designed to provide additional value to our customers' well programs by providing a platform for machine-human collaboration during the drilling process to improve efficiency. Our path to autonomous drilling continues to evolve with several solutions in various stages of commercial testing. All of our technologies play an important role in developing our strategy as we head towards autonomous drilling.

Markets and Competition

Our business largely depends on the level of capital spending by oil and gas companies for exploration and production activities. The level of capital spending has traditionally been correlated to oil and gas prices. Oil and gas prices can be volatile at times depending upon both near and long-term supply and demand factors. Sustained increases or decreases in the prices of oil and natural gas generally have a material impact on the exploration and production activities of our customers. As such, significant declines in the prices of oil and natural gas may have a material adverse effect on our business, financial condition and results of operations. As of September 30, 2024, we had 170 active rigs under contract, compared to 164 and 192 rigs under contract as of September 30, 2023 and 2022, respectively. For further information concerning risks associated with our business, including volatility surrounding oil and natural gas prices and the impact of low oil prices on our business, see Item 1A—Risk Factors and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Form 10-K.

Our industry is highly competitive, and we strive to differentiate our services based upon the quality of our FlexRig® drilling rigs and our engineering design expertise, operational efficiency, software technologies, and safety and environmental awareness. The number of available rigs generally exceeds demand in many of our markets, resulting in significant price competition. We compete against many drilling companies, some of whom are present in more than one of our operating regions. In the United States, we compete with Nabors Industries Ltd., Patterson-UTI Energy, Inc., Precision Drilling Corporation, and many other competitors with regional operations. Internationally, we compete directly with various contractors at each location where we operate. In the Gulf of Mexico platform rig market, we primarily compete with Nabors Industries Ltd. and Blake International Rigs, LLC. For further information concerning risks associated with competition in our industry, see Item 1A—Risk Factors—Business and Operating Risks.

Drilling Contracts

Our drilling contracts are obtained through competitive bidding or as a result of direct negotiations with customers. Our contracts vary in their terms and rates depending on the nature of the operations to be performed, the duration of the work, the amount and type of equipment and services provided, the geographic areas involved, market conditions and other variables. In many instances, our contracts cover multi-well or pad and multi-year projects. Contracts generally contain renewal or extension provisions exercisable at the option of the customer. The option to extend and the pricing are mutually agreed upon by both the customer and H&P. In most instances, contracts provide for additional payments for mobilization and demobilization of the rig.

The duration of our drilling contracts are generally either "well-to-well/pad-to-pad" or for a fixed term. "Well-to-well" contracts can be terminated at the option of either party upon the completion of drilling of any one well. Fixed-term contracts generally have a minimum term of at least six months up to multiple years. These contracts customarily provide for termination at the election of the customer, but may include an "early termination payment" to be paid to us if the contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances such as destruction of a drilling rig, bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damage periods, no early termination payment would be paid to us.

Each drilling rig operates under a separate drilling contract and, in some instances, these contracts are part of an over-arching term agreement known as a FlexPool. These agreements are with a limited number of customers that operate multiple rigs, oftentimes across multiple basins in the U.S. Under the FlexPool agreements, customers enter into a fixed term contract covering a minimum amount of drilling days, utilizing a minimum number of drilling rigs and have the flexibility to employ more or fewer rigs as long as the minimum number of rigs (outlined in the agreement) is maintained. If any provisions are violated, as in a customer operating below the minimum number of rigs, early termination payments may apply.

Daywork Contracts

Daywork contracts are contracts under which we charge a rate per day, with the price determined by the location, depth and complexity of the well to be drilled, operating conditions, the duration of the contract, and the competitive forces of the market.

Performance-based Contracts

Performance-based contracts are contracts pursuant to which we are compensated partly based upon our performance against a mutually agreed upon set of predetermined targets. These types of contracts typically have a lower base dayrate, but give us the opportunity to receive additional compensation by meeting or exceeding certain performance targets agreed to by our customers. For example, some performance targets are set based upon days to drill a well or the number of lateral feet drilled in zone per day. We often use our automated technology solutions to assist in achieving the performance targets. The risks associated with these contracts relate to the failure to reach the agreed upon performance targets. If we do not meet these targets, we will not receive additional compensation above the base dayrate. The variable consideration that we expect to receive is estimated at the most likely amount, and constrained to an amount such that it is probable a significant reversal of revenue previously recognized will not occur based on the performance targets. Based on our operational track record throughout fiscal year 2024 and drilling expertise, our performance-based contracts have produced a positive risk-reward outcome. We are seeing a growing adoption of performance contracts by our customers and we expect this trend to continue. Refer to Note 9—Revenue from Contracts with Customers for additional information related to performance-based contracts.

Contract Backlog

Our contract drilling backlog was $1.5 billion and $1.4 billion as of September 30, 2024 and 2023, respectively. Approximately 53.3 percent of the September 30, 2024 backlog is reasonably expected to be fulfilled in fiscal year 2025. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—"Contract Backlog" included in this Form 10-K for additional information pertaining to backlog.

Employees

As of September 30, 2024, we had approximately 6,200 employees within the United States and approximately 800 employees in our international operations. The number of employees fluctuates depending on the current and expected demand for our services. We consider our employee relations to be robust. None of our U.S. employees are represented by a union. However, some of our international employees are unionized.

Human Capital Objectives and Programs

We strive to create a culture and work environment that enables us to attract, train, promote, and retain a diverse group of talented employees who together can help us gain a competitive advantage.

Core Values and Culture

"The H&P Way" defines our purpose, core values, and the behaviors that drive our culture. What we endeavor to do is anchored in our purpose, improving lives through efficient and responsible energy. Fostering and maintaining a strong, healthy culture is a key strategic focus. Our core values serve to inform who we are and the way our employees interact with one another, our customers, partners and shareholders. Our core value of Actively C.A.R.E. means that we treat one another with respect. We care about each other, and from a safety perspective, our employees are committed to Controlling and Removing Exposures ("C.A.R.E.") for themselves and others. Our core value of Service Attitude means that we do our part and more for those around us. We consider the needs of others and provide solutions to meet their needs. Our core value of Innovative Spirit means that we constantly work to improve and are willing to try new approaches. We make decisions with the long-term view in mind. Our core value of Teamwork means that we listen to one another and work across teams toward a common goal. We collaborate to achieve results and focus on success for our customers and shareholders. Finally, we strive to Do The Right Thing. That means we are honest and transparent. We tackle tough situations, make decisions, and speak up when needed.

Talent Attraction & Retention

Our recruiting practices and decisions on whom we hire are among our most important activities. Our Workforce Staffing team provides full staffing services to enable consistent staffing levels on our rigs. This team sources, hires, onboards, trains, assigns and reassigns rig-based employees. In downturn years, we maintain relationships with former employees and prioritize recalling our most experienced people for field positions. In addition, we utilize social media, local job fairs, employee referral bonuses, and educational organizations across the United States to find diverse, motivated and responsible employees.

Education and Training

We are committed to the continual training and development of our employees, especially of those in field operations, to help ensure we can develop future managers and leaders from within our organization. Our training starts with on-boarding procedures that focus on safety, responsibility, ethical conduct and inclusive teamwork.

H&P's strong commitment to our employees' growth is demonstrated through our formal organizational development team, which oversees talent management, training and development. In addition to career and safety training efforts, the team creates, manages and implements enhancements to development and succession plans, change management initiatives and diversity, equity and inclusion ("DE&I") programs.

H&P offers a variety of training programs ranging from job specific programs to leadership development. Some of the prominent training programs that we offer are:

- New Employment Safety Training - onboarding program for new hires in safety sensitive positions. The purpose of the program is to prepare employees to work safely on our rigs and provide necessary certifications to do so; including all Occupational Safety and Health Administration ("OSHA") and International Association of Drilling Contractors ("IADC") training, as well as Company culture education.

- Short Service Employee Training - specialized training program that is a continuation of New Employment Introduction basics and is intended to provide technical on-the-job training guided by a mentor.

- Ethics and Compliance Training – comprised of several specific training programs, including Code of Conduct, Insider Trading, Anti-Discrimination & Harassment, Data Privacy, Trade Compliance, and Anti-Corruption.

- Change Champions Training - teaches employees to solve complex problems using structured processes, tools and data to drive results while emphasizing leadership and public speaking.

- Leadership Series Training - accessible online to all leaders and covers a variety of topics related to leading The H&P Way.

Safety Training and Serious Injury and/or Fatality ("SIF") Reduction Program

We are committed to creating a culture highlighted by an Actively Caring workforce. We strive to Actively C.A.R.E. for:

- our own safety and health;

- the safety and health of others; and

- the protection of our environment.

Fundamental to our Actively C.A.R.E. culture is every individual's willingness to provide immediate open feedback to others regarding safe and unsafe work practices and to proactively correct recognized exposures that threaten one's health and safety. Through training and accountability, H&P educates our employees on the negative consequences of taking health and safety risks.

Safety Leadership

For more than 20 years, H&P measured safety success the same way other companies in our industry did – the absence of OSHA recordable injuries and declining total recordable injury rates ("TRIR"). We now believe it is more important to take a more holistic and proactive approach to identify safety issues which supports management's efforts to build trust with field employees. Starting in 2015, we have redefined safety success as the C.A.R.E. for self and others and encourage employees to report near miss incidents with serious, life-altering or fatal injury potential, identifying and reporting serious injury exposures for which employees are personally recognized and rewarded monetarily for exemplifying our Actively C.A.R.E culture. We believe trust is key to organizational health, as well as safety and operational success.

SIF Strategy

We are committed to controlling and removing SIF exposures at any H&P rig or facility. We continue to track traditional safety metrics, such as TRIR, to be responsive to customer requests and industry benchmarking, but do not use these metrics as the foundation for our safety culture. H&P data shows that only a small portion of OSHA recordable incidents provide value in preventing potential serious injuries. Incidents that do not result in an injury, but have the potential for a serious injury or fatality provide many more learning opportunities for preventing future serious injuries or fatalities. Based on this data we have a guided approach to incident investigations and corrective actions. Incidents that have the potential to cause a serious injury or fatality are escalated. Our safety success at H&P will be based on key performance indicators related to the removal of SIF exposures, such as SIF Potential and SIF Mitigated rates. Our vision for the future of safety at H&P will be guided by these principles.

Diversity, Equity & Inclusion

We believe that creating an environment where our employees feel valued and respected drives engagement, better leverages the unique talents and perspectives of our people to innovate and enhances our ability to attract and retain a diverse workforce. H&P has employed a DE&I Principal Specialist, implemented a thriving Women of H&P Employee Resource Group, and established a DE&I Advisory Council with global employee representation. Our commitments are evidenced by formalized policies regarding equal opportunity and a discrimination-free workplace. We are actively tracking diversity data to better understand demographics within the organization.

Employee Benefits, Health and Wellness

H&P values its employees and believes competitive compensation and benefit packages are essential to prioritizing the well-being of its staff. Select highlights of our benefits programs for US-based employees include:

- Medical, dental and vision insurance for all full-time employees, and all part-time employees working more than 20 hours per week, and their dependents;
- A 401(k) plan with Company match incentive for all full-time employees, and all part-time employees working more than 20 hours per week;
- Employer paid life and accidental and dismemberment and employer subsidized long-term disability;
- The Employee Assistance Plan, which offers wellness support with counseling, legal assistance, financial coaching, and identity theft resolution;
- The H&P Way Fund, which provides financial assistance to H&P employees during unavoidable emergencies;
- Employee discounts for phone, computer, personal vehicle, car rental, and hotel purchases; and
- An Educational Assistance Plan, which offers reimbursement of tuition fees for any employee pursuing an undergraduate degree and, in some cases, post-graduate degrees.

We also provide supplemental non-statutory benefits to our international employees that are customary and competitive to each specific region.

Insurance and Risk Management

Our operations are subject to a number of operational risks, including personal injury and death, environmental, cyber, and weather risks, which could expose us to significant losses and damage claims. We are not fully insured against all of these risks and our contractual indemnity provisions may not fully protect us. Furthermore, if a significant accident or other event occurs and is not fully covered by insurance or an enforceable or recoverable indemnity from a customer, it could have a material adverse effect on our business, financial condition and results of operations.

We have indemnification agreements with many of our customers and we also maintain liability and other forms of insurance. In general, our drilling contracts contain provisions requiring our customers to indemnify us for, among other things, well control events and reservoir damage. However, our contractual rights to indemnification may be unenforceable or limited due to negligent or willful acts by us, or subcontractors and/or suppliers or by reason of state anti-indemnity laws. Our customers and other third parties may also dispute these indemnification provisions, or we may be unable to transfer these risks to our drilling customers or other third parties by contract or indemnification agreements.

We insure working land rigs and related property and equipment at values that approximate the current replacement costs on the inception date of the policies. However, we self-insure large deductibles under these policies. We also carry insurance with varying deductibles and coverage limits with respect to stacked rigs, offshore platform rigs, and “named wind storm” risk in the Gulf of Mexico.

We have insurance coverage for comprehensive general liability, automobile liability, workers’ compensation and employer’s liability, and certain other specific risks. Insurance is purchased over deductibles to reduce our exposure to catastrophic events. We retain a significant portion of our expected losses under our workers’ compensation, general liability and automobile liability programs. We self-insure a number of other risks including loss of earnings and business interruption. We are unable to obtain significant amounts of insurance to cover risks of underground reservoir damage.

Our insurance may not in all situations provide sufficient funds to protect us from all liabilities that could result from our operations. Our coverage includes aggregate policy limits. As a result, we retain the risk for any loss in excess of these limits. No assurance can be given that all or a portion of our coverage will not be canceled, that insurance coverage will continue to be available at rates considered reasonable or that our coverage will respond to a specific loss. Further, we may experience difficulties in collecting from our insurers or our insurers may deny all or a portion of our claims for insurance coverage. For further information see Item 1A—Risk Factors—Business and Operating Risks—Our drilling and technology related operations are subject to a number of operational risks, including environmental and weather risks, which could expose us to significant losses and damage claims. We are not fully insured against all of these risks and our contractual indemnity provisions may not fully protect us.

Government Regulations

Our operations are affected from time to time and in varying degrees by foreign and domestic political developments and a variety of federal, state, foreign, regional and local laws, rules and regulations, including those relating to:

- drilling of oil and natural gas wells;

- directional drilling services;

- protection of the environment;

- workplace health and safety;

- labor and employment;

- data privacy;

- taxation;

- exportation or importation of equipment, technology and software;

- currency conversion and repatriation;

- global anti-corruption laws; and

- government sanctions and embargo listing.

Environmental laws and regulations that apply to our operations include the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), the Resource Conservation and Recovery Act (each, as amended) and similar laws that provide for responses to, and liability for, air emissions, water discharges or releases of oil or hazardous substances into the environment, including damages to natural resources. Applicable environmental laws and regulations also include similar foreign, state or local counterparts to the above-mentioned federal laws, which regulate air emissions, water discharges, and management of hazardous substances and waste. Environmental laws can have a material adverse effect on the drilling industry, including our operations, and compliance with such laws may require us to make significant capital expenditures, such as the installation of costly equipment or operational changes, and may affect the resale values or useful lives of our drilling rigs.

The Occupational Safety and Health Act and other similar laws and regulations govern the protection of the health and safety of employees. The OSHA hazard communication standard, the Environmental Protection Agency community right-to-know regulations under Title III of CERCLA, the Emergency Planning and Community Right-to-Know Act and similar state statutes and local regulations require that information be maintained about hazardous materials used in our operations and that this information be provided to employees, state and local governments, emergency responders and citizens.

A number of countries actively regulate and control the importation and/or exportation of oil and gas and other aspects of the oil and gas industries in their countries. In addition, government actions and initiatives by OPEC+ may continue to contribute to oil price volatility. In some areas of the world, government activity has adversely affected the amount of exploration and development work done by oil and gas companies and influenced their need for drilling services, and likely will continue to do so.

In addition, we are subject to a variety of other U.S. and foreign laws and regulations, including, but not limited to, the U.S. Foreign Corrupt Practices Act, other anti-bribery and anti-corruption laws, and data privacy, data security and consumer protection laws. The U.S. Foreign Corrupt Practices Act and similar anti-bribery and anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Data privacy, data security, and consumer protection laws in the U.S. that apply to our operations include the Critical Infrastructure Act and the CAN-SPAM Act, and at the state level, the California Consumer Privacy Act ("CCPA") as amended by the California Privacy Rights Act ("CPRA"), as well as similar laws enacted in other states. Because we conduct business in France and the UK, we are also subject to the European General Data Protection Regulation ("GDPR") and the UK Data Protection Act. Our operations in the Middle East and Colombia are subject to similar data privacy and data protection laws. Failure to comply with applicable laws or regulations or acts of misconduct could subject us to fines, penalties or other sanctions. For more information, see Item 1A— "Risk Factors — *Failure to comply with the U.S. Foreign Corrupt Practices Act or foreign anti-bribery legislation could adversely affect our business* and *Our business is subject to complex and evolving laws and regulations regarding privacy, data security and consumer protection.*"

We are also subject to the jurisdiction of the U.S. Treasury Department's Office of Foreign Assets Control, the U.S. Commerce Department's Bureau of Industry and Security, the U.S. Customs and Border Protection and other U.S. and non-U.S. laws and regulations governing the international trade of goods, services and technology. Such regulations regarding exports and imports of covered goods or dealings with sanctioned countries, persons or entities include licensing, recordkeeping and reporting requirements. Failure to comply with applicable laws and regulations relating to customs, tariffs, sanctions and export controls may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets. For more information, see Item 1A— "Risk Factors — *Government policies, mandates, and regulations specifically affecting the energy sector and related industries, regulatory policies or matters that affect a variety of businesses, taxation polices, and political instability could adversely affect our financial condition and results of operations.*"

We are also subject to regulation by numerous other regulatory agencies, including, but not limited to, the U.S. Department of Labor, which sets employment practice standards for workers. In addition, we are subject to certain requirements to contribute to retirement funds or other benefit plans, and laws in some jurisdictions may require payment of statutorily calculated amounts to employees upon termination of employment.

We monitor our compliance with applicable governmental rules and regulations in each country of operation. We have made and will continue to make the required expenditures to comply with current and future regulatory requirements. We do not anticipate that compliance with currently applicable rules and regulations and required controls will significantly change our competitive position, capital spending or earnings during fiscal year 2025. We believe we are materially compliant with applicable rules and regulations and, to date, the cost of such compliance has not been material to our business or financial condition. However, future events such as additional laws and regulations, changes in existing laws and regulations or their interpretation or more vigorous enforcement policies of regulatory agencies, may require additional expenditures by us, which may be material. Specifically, the expansion of the scope of laws or regulations protecting the environment has accelerated in recent years, particularly outside the United States, and we expect this trend to continue. Accordingly, there can be no assurance that we will not incur significant compliance costs in the future. See Item 1A— "Risk Factors — *Failure to comply with or changes to governmental and environmental laws could adversely affect our business.*"

Sustainability

H&P has helped its customers supply energy for more than a century, and we continue to innovate and improve the ways in which we can provide energy safely, reliably, and efficiently. The Company continues to evolve and refine its comprehensive sustainability strategy rooted in our core value to "do the right thing," as discussed above. Our sustainability strategy uses data to better understand our impacts in areas like emissions, diversity, and safety. Additional information on our sustainability strategy and programs can be obtained by reviewing our Sustainability Reports and related information, located on our website.

Available Information

Our website is located at www.helmerichpayne.com. Annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, earnings releases, and financial statements are made available free of charge on the investor relations section of our website as soon as reasonably practicable after we electronically file such materials with, or furnish such materials to, the Securities and Exchange Commission ("SEC"). The information contained on our website, or accessible from our website, including our Sustainability Reports and related information, is not incorporated into, and should not be considered part of, this Form 10-K or any other documents we file with, or furnish to, the SEC. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Annual reports, quarterly reports, current reports, amendments to those reports, earnings releases, financial statements and our various corporate governance documents are also available free of charge upon written request.

Investors and others should note that we announce material financial information to our investors using our investor relations website (https://ir.helmerichpayne.com/websites/helmerichandpayne/English/0/investor-relations.html), SEC filings, press releases, public conference calls and webcasts. We use these channels as well as social media to communicate with our stockholders and the public about our company, our services and other issues. It is possible that the information we post on social media could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our company to review the information we post on the social media channels listed on our investor relations website.

ITEM 1A. RISK FACTORS

An investment in our securities involves a variety of risks. In addition to the other information included and incorporated by reference in this Form 10-K and the risk factors discussed elsewhere in this Form 10-K, the following risk factors should be carefully considered, as they could have a material adverse effect on our business, financial condition and results of operations. There may be other additional risks, uncertainties and matters not presently known to us or that we believe to be immaterial that could nevertheless have a material adverse effect on our business, financial condition and results of operations.

BUSINESS AND OPERATING RISKS

Our business depends on the level of activity in the oil and natural gas industry, which is significantly impacted by the current and expected price of oil and natural gas as well as the volatility in those prices and other factors.

Our business depends on the conditions of the land and offshore oil and natural gas industry. Demand for our services and the rates we are able to charge for such services depend on oil and natural gas industry exploration and production activity and expenditure levels, which are directly affected by both long- and short-term trends in oil and natural gas prices and market expectations regarding such prices. Oil prices are particularly sensitive to actual and perceived threats to geopolitical stability, global economic conditions, and to changes in production from OPEC+ member states. For example, the ongoing armed conflicts between (i) Russia and Ukraine and (ii) the conflicts in Israel and the continuation of, or any escalation in the severity of, these conflicts, has led and may continue to lead to an increase in the volatility of global oil and gas prices, which could have a corresponding negative impact on the capital expenditure of oil and gas companies as a result of the higher perceived risk.

Oil and natural gas prices and production levels, as well as market expectations regarding such prices and production levels, have been volatile, which has had, and may in the future have, adverse effects on our business and operations. The volatility in prices and production levels are impacted by many factors beyond our control, including:

- the domestic and foreign supply of, and demand for, oil, natural gas and related products;

- the cost of exploring for, developing, producing and delivering oil and natural gas;

- uncertainty in capital and commodities markets and the ability of oil and natural gas producers to access capital;

- the availability of and constraints in storage and transportation capacity, including, for example, takeaway constraints experienced in the Permian Basin over the past several years;

- the worldwide economy;

- expectations about future oil and natural gas prices and production levels;

- local and international political, economic, health and weather conditions, especially in oil and natural gas producing countries, including, for example, the impacts of local and international pandemics and other disasters;

- actions of OPEC, its members and other oil producing nations, such as Russia, relating to oil price and production levels, including announcements of potential changes to such levels;

- the levels of production of oil and natural gas of non-OPEC countries;

- the continued development of shale plays which may influence worldwide supply and prices;

- tax policies of the United States and other countries involved in global energy markets;

- political and military conflicts, hostilities or perceived hostilities in oil producing regions or other geographical areas or acts of terrorism in the United States or elsewhere;

- technological advances that are related to oil and natural gas recovery or that affect the global demand for energy;

- the development, exploitation and market acceptance of alternative energy sources as part of a transition to a lower carbon economy;

- increased focus by the investment community on sustainability practices in the oil and natural gas industry;

- legal and other limitations or restrictions on exportation and/or importation of oil and natural gas;

- laws and governmental regulations affecting the use of oil and natural gas; and

- the environmental and other laws and governmental regulations affecting exploration and development of oil and natural gas reserves.

The level of land and offshore exploration, development and production activity and the prices of oil and natural gas are volatile and are likely to continue to be volatile in the future. Higher oil and natural gas prices do not necessarily translate into increased activity because demand for our services is typically driven by our customers' expectations of future commodity prices, as well as our customers' ability to access sources of capital to fund their operating and capital expenditures. However, a sustained decline in worldwide demand for oil and natural gas, as well as excess supply of oil or natural gas coupled with storage and transportation capacity constraints, shutting in of wells or wells being drilled but not completed, prolonged low oil or natural gas prices or a reduction in the ability of our customers to access capital, has resulted in, and may in the future result in, reduced exploration and development of land and offshore areas and a decline in the demand for our services, which has had, and may in the future, have a material adverse effect on our business, financial condition and results of operations.

Global economic conditions and volatility in oil and gas prices may adversely affect our business.

Concerns over global economic conditions, energy costs, geopolitical issues, supply chain disruptions, inflation, the availability and cost of credit have contributed to increased economic uncertainty. An economic slowdown or recession in the United States or in any other country that significantly affects the supply of or demand for oil or natural gas could negatively impact our operations and therefore adversely affect our results. Global economic conditions have a significant impact on oil and natural gas prices and stagnation or deterioration in global economic conditions could result in less demand for our services and could cause our customers to reduce their planned spending on exploration and development drilling. Adverse global economic conditions may cause our customers, vendors and/or suppliers to lose access to the financing necessary to sustain or increase their current level of operations, fulfill their commitments and/or fund future operations and obligations. Furthermore, challenging economic conditions may result in certain of our customers experiencing bankruptcy or otherwise becoming unable to pay vendors, including us. In the past, global economic conditions, and expectations for future global economic conditions, have sometimes experienced significant deterioration in a relatively short period of time and there can be no assurance that global economic conditions or expectations for future global economic conditions will recover in the near term or not quickly deteriorate again due to one or more factors. These conditions could have a material adverse effect on our business, financial condition and results of operations.

The drilling services and solutions business is highly competitive, and a surplus of available drilling rigs may adversely affect our rig utilization and profit margins.

Competition in drilling services and solutions involves such factors as price, efficiency, condition, type and operational capability of equipment, reputation, operating safety, environmental impact, customer relations, rig availability and excess rig capacity in the industry. Competition may vary significantly by region at any particular time. Land drilling rigs can be readily moved from one region to another in response to changes in levels of activity, which could result in an oversupply of rigs in any region, leading to increased price competition. In addition, development of new drilling technology by competitors has increased in recent years, which could negatively affect our ability to differentiate our services.

We periodically seek to increase the prices on our services to offset rising costs, earn returns on our capital investment and otherwise generate higher returns for our stockholders. However, we operate in a very competitive industry and we are not always successful in raising or maintaining our existing prices. From time to time we are able to increase our prices, but we may not be able to do so at a rate that is sufficient to offset rising costs. The inability to maintain our pricing and to increase our pricing as costs increase to offset rising costs and capital expenditures could adversely affect our rig utilization and profit margins.

Various factors within our industry could cause there to be substantially more drilling rigs available than necessary to meet demand even as oil and natural gas prices, and drilling activity, increase. In the event of a surplus of available and more competitive drilling rigs, we may continue to experience difficulty in replacing fixed-term contracts, extending expiring contracts or obtaining new contracts in the spot market, and new contracts may contain lower dayrates and substantially less favorable terms, which could have a material adverse effect on our business, financial condition and results of operations. As of September 30, 2024, 92 of our available rigs were not under contract.

Further, as a result of any significant reduction in the demand for oil and natural gas services, certain of our competitors may engage in bankruptcy proceedings, debt refinancing transactions, management changes, or other strategic initiatives in an attempt to reduce operating costs to maintain a position in the market. This could result in such competitors emerging with stronger or healthier balance sheets and in turn an improved ability to compete with us in the future. We may also see corporate consolidations among our competitors and customers, which could significantly alter industry conditions and competition within the industry, and have a material adverse effect on our business, financial condition and results of operations.

Consolidation in our industry may impact our results of operations.

Business consolidations within the oil and gas industry in recent years have resulted in some of our largest customers combining and using their size and purchasing power to seek economies of scale and pricing concessions. Continuing consolidation within the industry may result in reduced capital spending by some of our customers or the acquisition of one or more of our primary customers, which may lead to decreased demand for our products and services. There is no assurance that we will be able to maintain our level of sales to a customer after its consolidation with another company or replace that revenue with increased business activity with other customers. Additionally, corporate consolidations among our competitors could significantly alter industry conditions and competition within the industry. As a result, the acquisition of one or more of our primary customers or consolidations among our competitors may have a significant adverse impact on our business, results of operations, financial condition and cash flows. We are unable to predict what effect consolidations in the industry may have on prices, capital spending by our customers, our selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

New technologies may cause our drilling methods and equipment to become less competitive and it may become necessary to incur higher levels of capital expenditures in order to keep pace with the disruptive trends in the drilling industry. Growth through the building of new drilling rigs and improvement of existing rigs is not assured.

The market for our services is characterized by continual technological developments that have resulted in, and will likely continue to result in, substantial improvements in the functionality and performance, including environmental performance, of rigs and equipment. Our customers increasingly demand the services of newer, higher specification drilling rigs, as well as new and improved technology, such as drilling automation technology and lower-emissions operations and services. This results in a bifurcation of the drilling fleet and is evidenced by the higher specification drilling rigs (e.g., AC rigs) generally operating at higher overall utilization levels and dayrates than the lower specification drilling rigs (e.g., SCR rigs). In addition, a significant number of lower specification rigs are being stacked and/or removed from service.

Although we take measures to ensure that we develop and use advanced oil and natural gas drilling technology, changes in technology, improvements by competitors and increasing customer demands for new and improved technology could make our equipment less competitive. There can be no assurance that we will:

- have sufficient capital resources to improve existing rigs or build new, technologically advanced drilling rigs;

- avoid cost overruns inherent in large fabrication projects resulting from numerous factors such as shortages or unscheduled delays in delivery of equipment or materials, inadequate levels of skilled labor, unanticipated increases in costs of equipment, materials and labor, design and engineering problems, and financial or other difficulties;

- successfully deploy idle, stacked, new or upgraded drilling rigs;

- effectively manage the increased size or future growth of our organization and drilling fleet;

- maintain crews necessary to operate existing or additional drilling rigs; or

- successfully improve our financial condition, results of operations, business or prospects as a result of improving existing drilling rigs or building new drilling rigs.

In the event that we are successful in developing new technologies for use in our business, there is no guarantee of future demand for those technologies. Customers may be reluctant or unwilling to adopt our new technologies. We may also have difficulty negotiating satisfactory terms for our technology services or may be unable to secure prices sufficient to obtain expected returns on our investment in the research and development of new technologies.

If we are not successful in upgrading existing rigs and equipment or building new rigs in a timely and cost-effective manner suitable to customer needs, demand for our services could decline and we could lose market share. One or more technologies that we may implement in the future may not work as we expect and our business, financial condition, results of operations and reputation could be adversely affected as a result. Additionally, new technologies, services or standards could render some of our services, drilling rigs or equipment obsolete, which could reduce our competitiveness and have a material adverse impact on our business, financial condition and results of operations.

Our drilling and technology related operations are subject to a number of operational risks, including environmental and weather risks, which could expose us to significant losses and damage claims. We are not fully insured against all of these risks and our contractual indemnity provisions may not fully protect us.

Our operations are subject to many hazards inherent in the business in which we operate, including inclement weather, unplanned power outages, blowouts, explosions, well fires, loss of well control, equipment failure, computer system disruptions, pollution, and reservoir damage. These hazards could cause significant environmental and reservoir damage, personal injury and death, suspension of operations, serious damage or destruction of equipment and property and substantial damage to producing formations and surrounding lands and waters. An accident or other event resulting in significant environmental or property damage, or injuries or fatalities involving our employees or other persons could also trigger investigations by federal, state or local authorities. Such an accident or other event and subsequent crisis management efforts could cause us to incur substantial expenses in connection with investigation and remediation as well as cause lasting damage to our reputation, loss of customers and an inability to obtain insurance.

Our Offshore Gulf of Mexico operations are also subject to potentially significant risks and liabilities attributable to or resulting from adverse environmental conditions, including pollution of offshore waters and related negative impact on wildlife and habitat, adverse sea conditions and platform damage or destruction due to collision with aircraft or marine vessels. Our Offshore Gulf of Mexico operations may also be negatively affected by a blowout or an uncontrolled release of oil or hazardous substances by third parties whose offshore operations are unrelated to our operations. We operate several platform rigs in the Gulf of Mexico. The Gulf of Mexico experiences hurricanes and other extreme weather conditions on a frequent basis, which may increase in frequency and severity as a result of climate change. See below *"—The physical effects of climate change and the regulation of greenhouse gases and climate change could have a negative impact on our business."* Damage caused by high winds and turbulent seas could potentially curtail operations on our platform rigs for significant periods of time until the damage can be repaired. Moreover, we may experience disruptions in operations due to damage to customer platforms and other related facilities in the area. We also lease a fabrication facility near the Houston, Texas ship channel, regularly have land drilling operations proximate to the gulf coast, and our principal fabricator and other vendors are also located in the gulf coast region, all of which could be exposed to damage or disruption by hurricanes and other extreme weather conditions, including coastal flooding, which in turn could result in increased operating costs or decreases in revenues and adversely affect our business, financial condition, and results of operations.

It is customary in our business to have mutual indemnification agreements with customers on a "knock-for-knock" basis, which means that we and our customers assume liability for our respective personnel, subcontractors, and property. In general, our drilling contracts contain provisions requiring our customers to indemnify us for, among other things, well control events and reservoir damage. However, our contractual rights to indemnification may be unenforceable or limited due to negligent or willful acts by us, our subcontractors and/or suppliers. Additionally, certain states, including Texas, New Mexico, Wyoming, and Louisiana, have enacted statutes generally referred to as "oilfield anti-indemnity acts," which expressly limit certain indemnity agreements contained in or related to indemnification in contracts, and could expose the Company to financial loss. Furthermore, other states may enact similar oilfield anti-indemnity acts.

Our customers and other third parties may also dispute, or be unable to meet, their contractual indemnification obligations to us due to financial, legal or other reasons. Accordingly, we may be unable to transfer these risks to our customers and other third parties by contract or indemnification agreements. Incurring a liability for which we are not fully indemnified or insured could have a material adverse effect on our business, financial condition and results of operations.

In addition, we maintain insurance coverage of the types and in the amounts that we believe to be customary in the industry, but we do not insure against all risks, either because insurance is not available or because it is not commercially justifiable. See Item 1—Business—"Insurance and Risk Management" for a description of our insurance coverage. Our insurance will not in all situations provide sufficient funds to protect us from all losses and liabilities that could result from our operations. Our coverage includes aggregate policy limits. As a result, we retain the risk for any loss in excess of these limits. No assurance can be given that insurance coverage will continue to be available at rates considered reasonable or that our coverage will respond to a specific loss. In addition, our insurance may not cover losses associated with pandemics such as the COVID-19 pandemic. Further, we may experience difficulties in collecting from our insurers or our insurers may deny all or a portion of our claims for insurance coverage.

If a significant accident or other event occurs and is not fully covered by insurance or an enforceable or recoverable indemnity from a customer, it could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to cybersecurity and information technology system disruption risks.

Our operations depend on effective and secure information technology systems, including our own systems and the systems of third party vendors upon which we rely, such as those providing cloud services to us. Potential unauthorized occurrences on or through our information technology systems, including as a result of cybersecurity incidents, that may result in adverse effects on the confidentiality, integrity, and availability of these systems and data residing therein continue to grow. Cybersecurity threats could include, but are not limited to, cybersecurity incidents, such as ransomware attacks, denial-of-service attacks, phishing attacks, malicious software; unauthorized or unlawful access, release, corruption or loss of our data; employee or insider error; interruptions in communication; loss of our intellectual property or theft of our FlexRig® and other sensitive or proprietary technology; or loss or damage to our data delivery systems or other cybersecurity and infrastructure systems, including our property and equipment. In 2021, the Company introduced full-time or part-time remote work as a permanent option for select employees and a significant number of our employees now work remotely. Remote work relies heavily on the use of remote networking and online conferencing services that enable employees to work outside of our corporate infrastructure and, in some cases, use their own personal devices, which exposes the Company to additional cybersecurity risks. This risk is exacerbated with the advancement of technologies like artificial intelligence, which malicious third parties are using to create new, sophisticated and more frequent attacks. Furthermore, geopolitical tensions or conflicts, such as the ongoing armed conflicts between Russia and Ukraine and the conflicts in Israel, may further heighten the risk of cybersecurity attacks. Our information technology systems and those of our third party vendors are also subject to disruptions due to occurrences other than cybersecurity incidents, such as natural disasters or power outages.

Cybersecurity threats, such as cybersecurity incidents or other disruptions involving our own systems or those of our third-party vendors, could:

- disrupt our operations including operational technologies as well as our corporate information technology systems,

- negatively impact our ability to compete,

- result in the theft or misappropriation of funds,

- cause the loss, corruption or misappropriation of personal, proprietary or confidential information,

- expose us to litigation, regulatory action, and potential liability, and

- result in injury to our reputation, downtime, loss of revenue, and increased costs to prevent, respond to or mitigate cybersecurity incidents or other cybersecurity threats.

It is possible that our business, financial and other systems, as well as those of our third-party vendors, could be compromised. While various procedures and controls are being utilized to mitigate exposure to such risk, there can be no assurance that the procedures and controls that we implement, or which we cause third party service providers to implement, will be sufficient to protect our systems, data or other property. See Item 1C—Cybersecurity for a description of cybersecurity controls and procedures. A Security incident or other cybersecurity threat could have a material adverse effect on our business, financial condition, cash flows, results of operations, and reputation. Further, as cybersecurity incidents continue to evolve, we will be required to incur additional costs to continue to modify or enhance our protective measures or to investigate or remediate the effects of cybersecurity incidents.

Our acquisitions, dispositions and investments may not result in anticipated benefits and may present risks not originally contemplated, which may have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition.

We continually seek opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments, or joint venture interests. For example, in 2024 we entered into the Purchase Agreement related to the Acquisition (see below "KCA Deutag Acquisition Related Risks" for a description of additional risks specific to the Acquisition). These strategic transactions, among others, are intended to (but may not) result in access to new markets, the realization of savings, the creation of efficiencies, the offering of new products or services, the generation of cash or income, or the reduction of risk and the failure to achieve such intended benefits could have a material adverse effect on our business. Acquisition transactions may use cash on hand or be financed by additional borrowings or by the issuance of our common stock. These transactions may also affect our liquidity, consolidated results of operations and consolidated financial condition.

These transactions also involve risks, and we cannot ensure that:

- any acquisitions we attempt will be completed on the terms announced, or at all;

- any acquisitions would result in an increase in income or provide an adequate return of capital or other anticipated benefits;

- any acquisitions would be successfully integrated into our operations and internal controls, including those related to financial reporting, disclosure and cyber and information security;

- the due diligence conducted prior to an acquisition would uncover situations that could result in financial or legal exposure, or that we will appropriately quantify the exposure from known risks;

- any disposition would not result in decreased earnings, revenue, or cash flow;

- use of cash for acquisitions would not adversely affect our cash available for capital expenditures and other uses; or

- any dispositions, investments, or acquisitions, including integration efforts, would not divert management resources.

While we generally seek to obtain indemnities for liabilities arising from events occurring before such acquisitions, we may be unable to do so, and any indemnities we do obtain will be limited in amount and duration, may be held to be unenforceable or the seller may not be able to indemnify us.

We have allocated a portion of the purchase price of certain acquisitions to goodwill and other intangible assets. The amount allocated to goodwill is the excess of the purchase price over the net identifiable assets acquired. At September 30, 2024, we had goodwill of $45.7 million and other intangible assets, net of $54.1 million. If we experience future negative changes in our business climate or our results of operations such that we determine that goodwill or intangible assets are impaired, we will be required to record impairment charges with respect to such assets.

Technology disputes and limitations on our ability to protect or enforce our intellectual property rights could negatively impact our costs, revenues, and any competitive advantage we hold.

Drilling rigs use proprietary technology and equipment which can involve potential infringement of a third party's rights, or a third party's infringement of our rights, including patent rights. The majority of the intellectual property rights relating to our drilling rigs and technology services are owned by us or certain of our supplying vendors. From time to time, we or our customers or supplying vendors become involved in disputes over infringement of intellectual property rights relating to equipment or technology owned or used by us. As a result, we may lose access to important equipment or technology, be required to cease use of some equipment or technology, be forced to modify our drilling rigs or technology, or be required to pay license fees or royalties for the use of equipment or technology. Regardless of the merits, any such claims generally result in significant legal and other costs, including reputational harm, and may distract management from running our business.

There can also be no assurance that the steps we take to obtain, maintain, protect, and enforce our intellectual property rights will be adequate. Our business may be adversely affected when our patents are unenforceable, the claims allowed under our patents are not sufficient to protect our technology, our patent applications are denied, or our trade secrets are not adequately protected. In addition, we may lose a competitive advantage in the event we are unsuccessful in enforcing our rights against third parties, third parties are successful in enforcing their rights against us, or our competitors are able to develop technology independently that is similar to ours without infringing on our patents or gaining access to our trade secrets. As a result, any technology disputes involving us or our customers or supplying vendors or limitations on our ability to protect or enforce our intellectual property rights could have a material adverse impact on our business, financial condition and results of operations.

Unexpected events could disrupt our business and adversely affect our results of operations.

Unexpected or unanticipated events, including, without limitation, computer system disruptions, unplanned power outages, fires or explosions at drilling rigs, natural disasters such as hurricanes and tornadoes (occurrences of which may increase in frequency and severity as a result of climate change), war or terrorist activities, supply disruptions, failure of equipment, changes in laws and/or regulations impacting our businesses, pandemic illness and other unforeseeable circumstances that may arise from our increasingly connected world or otherwise, could adversely affect our business. It is not possible for us to predict the occurrence or consequence of any such events. However, any such events could create unforeseen liabilities, reduce our ability to provide drilling and related technology services, reduce demand for our services, or make it more difficult or costly to provide services, any of which may ultimately have a material adverse effect on our business, financial condition and results of operations.

Reliance on management and competition for experienced personnel may negatively impact our operations or financial results.

We greatly depend on the efforts of our executive officers and other key employees to manage our operations. Similarly, we utilize highly skilled personnel in operating and supporting our businesses and in developing new technologies. In times of high utilization, it can be difficult to find and retain qualified individuals and, during the recent period of sustained declines in oil and natural gas prices, there have been reductions in the oil field services workforce, both of which have resulted and may in the future result in higher labor costs. The loss of members of management or the inability to attract and retain qualified personnel could have a material adverse effect on our business, financial condition and results of operations. In addition, the unexpected loss of members of management, qualified personnel or a significant number of employees due to disease, disability, or death, could have a detrimental effect on us.

The loss of one or a number of our large customers could have a material adverse effect on our business, financial condition and results of operations.

In fiscal year 2024, we received approximately 58.2 percent of our consolidated operating revenues from our ten largest drilling services and solutions customers and approximately 27.3 percent of our consolidated operating revenues from our three largest customers (including their affiliates). If one or more of our larger customers terminated their contracts, failed to renew existing contracts with us, or refused to award us with new contracts, it could have a material adverse effect on our business, financial condition and results of operations. Further, consolidation among oil and natural gas exploration and production companies may reduce the number of available customers. See *"—Consolidation in our industry may impact our results of operations"* for additional disclosure regarding consolidations in our industry.

Our current backlog of drilling services and solutions revenue may decline and may not be ultimately realized as fixed-term contracts and may, in certain instances, be terminated without an early termination payment.

Fixed-term drilling contracts customarily provide for a termination by the customer for convenience, default, or extended force majeure. An "early termination payment" is typically paid to us if a contract is terminated prior to the expiration of the fixed term. However, in the event of default, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damage periods, no early termination payment would be paid to us. Even if an early termination payment is owed to us, during depressed market conditions or due to other factors, a customer may be unable or may refuse to pay the early termination payment and may seek to suspend, negotiate, or terminate the contract.

Regardless of the reason for an early termination or suspension of a contract, such termination or suspension may result in a drilling rig being idle for an extended period of time if we are unable to secure new contracts on a timely basis and on substantially similar terms, which could have a material adverse effect on our business, financial condition and results of operations. As of September 30, 2024, our drilling services backlog was approximately $1.5 billion for future revenues under firm commitments. Our drilling services backlog may decline over time as existing contract term coverage may not be offset by new term contracts or price modifications for existing contracts, as a result of any number of factors, such as low or declining oil prices and capital spending reductions by our customers. Our inability or the inability of our customers to perform under our or their contractual obligations may have a material adverse impact on our business, financial condition and results of operations.

Our contracts with NOCs may expose us to greater risks than we normally assume in contracts with non-governmental customers.

We currently own and operate rigs and have deployed technology under contracts with foreign national oil companies. In the future, we may expand our international solutions operations and enter into additional, significant contracts with national oil companies. The terms of these contracts may contain non-negotiable provisions and may expose us to greater commercial, political, operational, and other risks than we assume in other contracts. Foreign contracts may expose us to materially greater environmental liability and other claims for damages (including consequential damages) and personal injury related to our operations, or the risk that the contract may be terminated by our customer without cause on short-term notice, contractually or by governmental action, or under certain conditions that may not provide us with an early termination payment. We can provide no assurance that increased risk exposure will not have an adverse impact on our future operations or that we will not increase the number of rigs contracted, or the amount of technology deployed, to national oil companies with commensurate additional contractual risks. Risks that accompany contracts with national oil companies could ultimately have a material adverse impact on our business, financial condition and results of operations.

Control of oil and natural gas reserves by NOCs may affect the demand for our services and products and create additional risks in our operations.

Much of the world's oil and natural gas reserves are controlled by NOCs, which may require their contractors to meet local content requirements or other local standards, such as conducting our operations through joint ventures with local partners that could be difficult or undesirable for us to meet. The failure to meet the local content requirements and other local standards may adversely affect our operations in those countries. In addition, our ability to work with NOCs is subject to our ability to negotiate and agree upon acceptable contract terms.

Our drilling services operating expense includes fixed costs that may not decline in proportion to decreases in rig utilization and dayrates.

Our drilling services operating expense includes all direct and indirect costs associated with the operation, maintenance and support of our drilling equipment, which is often not affected by changes in dayrates and utilization. During periods of reduced revenue and/or activity, certain of our fixed costs (such as depreciation) may not decline and often we may incur additional costs. During times of reduced utilization, reductions in costs may not be immediate as we may incur additional costs associated with maintaining and cold stacking a rig, or we may not be able to fully reduce the cost of our support operations in a particular geographic region due to the need to support the remaining drilling rigs in that region. Accordingly, a decline in revenue due to lower dayrates and/or utilization may not be offset by a corresponding decrease in drilling services and solutions expense, which could have a material adverse impact on our business, financial condition and results of operations.

Shortages of drilling equipment, supplies or other key materials could adversely affect our operations.

The drilling services and solutions business is highly cyclical. During periods of increased demand for drilling services and solutions and periods of supply chain disruption, delays in delivery and shortages of drilling equipment and supplies can occur and it may take longer for our suppliers to service drilling components. Additionally, suppliers may seek to increase prices for equipment, supplies, and services, which we are unable to pass through to our customers, either due to contractual obligations or market constraints in the drilling services and solutions business. Further, certain key rig components, parts and equipment are also either purchased from, fabricated or serviced by a limited number of vendors, which, in some cases, may be thinly capitalized and disproportionately affected by any loss of business, downturn in the energy industry, supply chain disruptions, or reduction or availability of credit. The failure of one or more third-party suppliers, manufacturers or service providers to provide equipment, components, parts or services, whether due to capacity constraints, labor shortages or other labor-related difficulties, production or delivery disruptions, price increases, quality control issues, recalls or other decreased availability of parts and equipment, is beyond our control and could materially disrupt our operations or result in the delay, renegotiation or cancellation of drilling contracts, thereby causing a loss of contract drilling backlog and/or revenues to us, as well as an increase in operating costs. To date, as an industry leader, we have effectively managed these delays, disruptions, and shortages by engaging in near and long-term demand planning with multiple suppliers who provide and service key rig components, parts and equipment. However, if we are not able to effectively manage these disruptions and delays in the future, they could have a material adverse effect on our business, financial condition and results of operations.

Continuing inflation and cost increases may impact our sales margins and profitability.

Increases in the cost of labor, materials, parts, equipment, global transportation and logistics costs and other operational components has the potential to adversely affect our results of operations, cash flows and financial position by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers for our services. In addition, our customers are also affected by inflation and the rising costs of goods and services used in their businesses, which could negatively impact their ability to purchase our services, which could adversely impact our revenue and profitability. There is no guarantee that we can increase selling prices, replace lost revenue, or reduce costs to fully mitigate the effect of inflation on our costs and business, which may adversely impact our sales margins and profitability.

Unionization efforts and labor regulations in certain countries in which we operate could materially increase our costs or limit our flexibility.

Certain of our international employees are unionized, and efforts may be made from time to time to unionize other portions of our workforce. We may in the future be subject to strikes or work stoppages and other labor disruptions in connection with unionization efforts or renegotiation of existing contracts with unions representing our international employees. For example, worker strikes of short duration are common in Argentina and our operations have experienced such strikes in the past. Union expansion, if successful, new collective bargaining agreements or work stoppages could materially increase our labor costs, reduce our revenues or limit our operational flexibility. Further, our responses to any union organizing efforts could negatively impact our reputation and have adverse effects on our business, financial condition and results of operations.

The impact and effects of public health crises, pandemics and epidemics, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and results of operations.

Public health crises, pandemics and epidemics, such as the COVID-19 pandemic, and fear of such events have adversely impacted and may in the future again adversely impact our operations, the operations of our customers and the global economy, including worldwide demand for oil and natural gas and the level of demand for our services. Such public health crises, pandemics and epidemics are continuously evolving, and we are not able to enumerate all potential risks to our business from such events; however, we believe that in addition to the impacts described above, other current and potential impacts include, but are not limited to: significant volatility and disruption of the global financial markets; continued volatility of crude oil prices and related uncertainties around OPEC+ production; disruption of our operations, including suspension of drilling activities; impact to costs; loss of workers; labor shortages; supply chain disruptions or equipment shortages; logistics constraints; customer demand for our services and industry demand generally; capital spending by oil and gas companies; our liquidity; the price of our securities and trading markets with respect thereto; our ability to access capital markets; asset impairments and other accounting changes; certain of our customers experiencing bankruptcy or otherwise becoming unable to pay vendors, including us; and employee impacts from illness, travel restrictions, including border closures and other community response measures. The full extent of the impact of public health crises, pandemics and epidemics on our business operations and financial results will depend largely on future developments and various factors beyond our control, such as the duration, severity and sustained geographic spread, and the impact and effectiveness of governmental actions to contain and treat such outbreaks, including government policies and restrictions; vaccine hesitancy, vaccine mandates, and voluntary or mandatory quarantines; and the global response surrounding such uncertainties.

Improvements in or new discoveries of alternative energy technologies could have a material adverse effect on our financial condition and results of operations.

Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. Since our business depends on the level of activity in the oil and natural gas industry, any improvement in or new discoveries of alternative energy technologies that increase the use of alternative forms of energy and reduce the demand for oil and natural gas could have a material adverse effect on our business, financial condition and results of operations.

Our business and results of operations may be adversely affected by foreign political, economic and social instability risks, foreign currency restrictions and devaluation, and various local laws associated with doing business in certain foreign countries.

We currently have drilling operations in South America (primarily Argentina and Colombia), the Middle East and Australia. We expect the Acquisition to increase the geographic reach of our operations. In the future, we may further expand the geographic reach of our operations. As a result, we are exposed to several political, economic and other uncertainties not encountered in U.S. operations, including increased risks of social unrest, strikes, terrorism, war, kidnapping of employees, nationalization, and forced negotiation or modification of contracts; difficulty resolving disputes (including technology disputes) and enforcing contract provisions, expropriation of equipment as well as expropriation of oil and gas exploration and drilling rights; taxation policies; foreign exchange restrictions and restrictions on repatriation of income and capital; currency rate fluctuations; increased governmental ownership and regulation of the economy and industry in the markets in which we operate; economic and financial instability of national oil companies; restrictive governmental regulation; bureaucratic delays; increased compliance costs; and general hazards associated with foreign sovereignty over certain areas in which operations are conducted.

South American countries, in particular, have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and general economic and political instability. From time to time, these risks have impacted our business. For example, in Argentina, while our dayrate is denominated in U.S. dollars, we are paid in Argentine pesos and Argentina has a history of implementing currency controls, which limit our ability to access U.S. Dollars in Argentina and repatriate cash from our Argentina operations. Argentina's economy is currently considered highly inflationary, which is defined as cumulative inflation rates exceeding 100% in the most recent three-year period based on inflation data published by the respective governments. Nonetheless, all of our foreign operations use the U.S. dollar as the functional currency and local currency monetary assets and liabilities are remeasured into U.S. dollars with gains and losses resulting from foreign currency transactions included in current results of operations. For fiscal year 2024, we recognized aggregate foreign currency losses of $5.1 million in Argentina. Our aggregate foreign currency losses across all of our operations for fiscal years 2024, 2023 and 2022 were $5.5 million, $6.4 million and $5.9 million, respectively. However, in the future, we may incur larger currency devaluations, foreign exchange restrictions or other difficulties repatriating U.S. dollars from Argentina or elsewhere, which could have a material adverse impact on our business, financial condition and results of operations. The Central Bank of Argentina maintains currency controls that limit our ability to access U.S. dollars in Argentina and remit cash from our Argentine operations. The execution of certain trades known as Blue Chip Swaps effectively results in a parallel U.S. dollar exchange rate. During fiscal years 2024 and 2023, we entered into Blue Chip Swap transactions, which resulted in $7.1 million and $12.2 million losses on investments recorded in Gain on investment securities within our Consolidated Statements of Operations. As a result of the Blue Chip Swap transactions, $13.8 million and $9.8 million of net cash was repatriated to the U.S. during fiscal years 2024 and 2023, respectively.

Additionally, there can be no assurance that there will not be changes in local laws, regulations and administrative requirements or the interpretation thereof, which could have a material adverse effect on the profitability of our operations or on our ability to continue operations in certain areas. Because of the impact of local laws, our future operations in certain areas may be conducted through entities in which local citizens own interests and through entities (including joint ventures) in which we have limited control or hold only a minority interest or pursuant to arrangements under which we conduct operations under contract to local entities. There can be no assurance that we will in all cases be able to structure or restructure our operations to conform to local law (or the administration thereof) on terms we find acceptable.

The future occurrence of one or more international events arising from the types of risks described above could have a material adverse impact on our business, financial condition and results of operations.

FINANCIAL RISKS

Covenants in our debt agreements restrict our ability to engage in certain activities.

Our current debt agreements pertaining to certain long-term unsecured debt, our unsecured Amended and Restated Credit Agreement (the "Amended Credit Facility") and our unsecured term loan credit agreement (the "Term Loan Credit Agreement") contain, and our future financing arrangements likely will contain, various covenants that may in certain instances restrict our ability to, among other things, incur, assume or guarantee additional indebtedness, incur liens, sell or otherwise dispose of all or substantially all of our assets, enter into new lines of business, and merge or consolidate. In addition, the Amended Credit Facility and the Term Loan Credit Agreement require us to maintain a funded leverage ratio (as defined therein) of less than or equal to 55 percent and certain priority debt (as defined therein) may not exceed 17.5 percent of our net worth (as defined therein). Such restrictions may limit our ability to successfully execute our business plans, which may have adverse consequences on our operations.

We may be required to record impairment charges with respect to our drilling rigs and other assets.

We evaluate our drilling rigs and other assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Lower utilization and dayrates adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates may result in the recognition of impairment charges if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of an asset group may not be recoverable. Drilling rigs in our fleet may become impaired in the future if oil and gas prices decline or remain low for a prolonged period of time or if market conditions deteriorate or if we restructure our drilling fleet.

Any impairment could have a material adverse effect on our consolidated financial statements. The facts and circumstances included in our impairment assessments are described in Part II, Item 8—Financial Statements and Supplementary Data.

A downgrade in our credit ratings could negatively impact our cost of and ability to access capital.

Our ability to access capital markets or to otherwise obtain sufficient financing is enhanced by our senior unsecured debt ratings as provided by major U.S. credit rating agencies. Factors that may impact our credit ratings include debt levels, liquidity, asset quality, cost structure, commodity pricing levels, industry conditions and other considerations. A ratings downgrade could adversely impact our ability in the future to access debt markets, increase the cost of future debt, and potentially require us to post letters of credit for certain obligations.

Our ability to access capital markets could be limited.

From time to time, we may need to access capital markets to obtain financing. Our ability to access capital markets for financing could be limited by oil and gas prices, our existing capital structure, our credit ratings, the state of the economy, the health or market perceptions of the drilling and overall oil and gas industry, ESG-related regulatory and investor requirements, the liquidity of the capital markets and other factors. Many of the factors that affect our ability to access capital markets are outside of our control. There have been efforts within the investment community (including investment advisors, investment fund managers, sovereign wealth funds, public pension funds, universities and individual investors) to promote the divestment of, or limit investment in, the stock of companies in the oil and gas industry, which, if successful, could limit our ability to access capital markets. See *"—Public and investor sentiment towards climate change, fossil fuels and other ESG matters could adversely affect our cost of capital and the price of our common stock."* No assurance can be given that we will be able to access capital markets on terms acceptable to us when required to do so, which could have a material adverse impact on our business, financial condition and results of operations.

Our marketable securities may lose significant value due to credit, market and interest rate risks.

The value of our marketable securities are subject to general credit, liquidity, market and interest rate risks, which may be exacerbated by unusual events, such as global health crises and political instability. A significant loss in value of our investments would negatively impact our debt ratio and financial strength.

We may not be able to generate cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations.

Our ability to make future scheduled payments on or to refinance our debt obligations, including any future debt obligations, depends on our financial position, results of operations and cash flows. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investment decisions and capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. Furthermore, these alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial position at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would be a default (if not waived) and would likely result in a reduction of our credit rating, which could harm our ability to seek additional capital or restructure or refinance our indebtedness.

The physical effects of climate change and the regulation of greenhouse gases and climate change could have a negative impact on our business.

The physical and regulatory effects of climate change and a global transition to a low carbon economy could have a negative impact on our operations, our customers' operations and the overall demand for our customers' products and services. There has been an increasing focus of international, national, state, regional and local regulatory bodies on emissions of certain gases, commonly referred to as "greenhouse gases" ("GHGs") including carbon dioxide and methane, and climate change issues. Legislation to regulate GHG emissions has periodically been introduced in the U.S. Congress and such legislation may be proposed or adopted in the future. These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG reporting, tracking programs, attestation requirements and regulations that directly limit GHG emissions from certain sources. Some of the proposals would require industries to meet stringent new standards that would require substantial reductions in carbon emissions. Those reductions could be costly and difficult to implement.

The United States is currently a member of the "Paris Agreement" that requires member countries to review and "represent a progression" in their intended nationally determined GHG contributions, which set many new goals, including GHG emission reduction goals every five years beginning in 2020. In 2023, the United States joined the international community at the 28th Conference of the Parties (COP28), where the U.S. and nearly 200 other countries renewed their commitment to deliver on the aims of the 2015 Paris Agreement.

It is not possible at this time to predict the timing and effect of climate change or the extent and contents of any additional GHG legislation, regulations or other measures adopted at the federal, state or local levels. However, more aggressive efforts by governments and non-governmental organizations to reduce GHG emissions have occurred and may continue based on the findings set forth in the IPCC Reports and any such future laws and regulations could result in increased compliance costs, reduce our return on investment, or additional operating restrictions or affect the demand for our customers' products and, accordingly, our services. In addition, increasing attention to the risks of climate change has resulted in an increased possibility of litigation or investigations brought by public and private entities against oil and gas companies in connection with their GHG emissions. As a result, we or our customers may become subject to court orders compelling a reduction of GHG emissions or requiring mitigation of the effects of climate change. For example, a coalition of over 20 governors of U.S. states formed the United States Climate Alliance to advance the objectives of the Paris Agreement, and several U.S. cities have committed to advance the objectives of the Paris Agreement at the state or local level as well. If we are unable to recover or pass through a significant level of our costs or are required to change our practices related to complying with climate change regulatory requirements imposed on us, it could have a material adverse impact on our business, financial condition and results of operations. Further, to the extent financial markets view climate change and GHG emissions as a financial risk, this could negatively impact our cost of or access to capital. Climate change and GHG regulation could also negatively impact the drilling programs of our customers and, consequently, delay, limit or reduce the services we provide. An increased focus by the public on the reduction of GHG emissions as well as the results of the physical impacts of climate change could affect the demand for our customers' products and have a negative effect on our business.

The federal government and certain state governments have enacted, and are expected to continue to enact, laws and regulations that mandate or provide economic incentives for the development of technologies and sources of energy other than oil and gas, such as wind and solar. Such legislation incentivizes the development, use and investment in these technologies and alternative energy sources and could accelerate the shift away from traditional oil and gas. For example, the Inflation Reduction Act ("IRA") of 2022 contains tax inducements and other provisions that incentivize investment, development, and deployment of alternative energy sources and technologies. Also, in 2022, California mandated that all new passenger cars and light trucks sold in the state be electric vehicles or other emissions-free models by 2035, and other jurisdictions have adopted or considered adopting similar measures. If these future laws and regulations result in customers reducing their production of oil and gas, they could ultimately have an adverse effect on our business and prospects.

Beyond financial and regulatory impacts, the projected severe effects of climate change have the potential to directly affect our facilities and operations and those of our customers and suppliers, which could result in more frequent and severe disruptions to our business and those of our customers and suppliers, increased costs to repair damaged facilities or maintain or resume operations, and increased insurance costs. See above, *"—Our drilling and technology related operations are subject to a number of operational risks, including environmental and weather risks, which could expose us to significant losses and damage claims. We are not fully insured against all of these risks and our contractual indemnity provisions may not fully protect us.."*

New legislation and regulatory initiatives relating to hydraulic fracturing or other aspects of the oil and gas industry could negatively impact the drilling programs of our customers and, consequently, delay, limit or reduce the services we provide.

Several political and regulatory authorities, governmental bodies, and environmental groups devote resources to campaigns aimed at eradicating hydraulic fracking. We do not engage in any hydraulic fracturing activities. However, it is a common practice in our industry for our customers to recover natural gas and oil from shale and other formations through the use of horizontal drilling combined with hydraulic fracturing. Hydraulic fracturing is the process of creating or expanding cracks, or fractures, in formations using water, sand and other additives pumped under high pressure into the formation. The hydraulic fracturing process is typically regulated by state oil and natural gas commissions. Several states have adopted or are considering adopting regulations that could impose more stringent permitting, public disclosure, waste disposal and/or well construction requirements on oil and gas development, including hydraulic fracturing operations, or otherwise seek to ban fracturing activities altogether. In addition to state laws, some local municipalities have adopted or are considering adopting land use restrictions, such as city ordinances, that may restrict or prohibit the performance of well drilling in general and/or hydraulic fracturing in particular. Members of the U.S. Congress are analyzing, and a number of federal agencies have historically been requested to review, and, under the current or future administrations, may be requested to review again, a variety of environmental issues associated with hydraulic fracturing and the possibility of more stringent regulation. At September 30, 2024, we had approximately 25 rigs placed on federal land and four rigs in federal waters. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could negatively impact the drilling programs of our customers and, consequently, delay, limit or reduce the services we provide. For example, the Environmental Protection Agency has asserted federal regulatory authority pursuant to the federal Safe Drinking Water Act over certain hydraulic fracturing activities involving the use of diesel fuels. Widespread regulation significantly restricting or prohibiting hydraulic fracturing or other drilling activity by our customers could have a material adverse impact on our business, financial condition and results of operations.

Further, we conduct drilling activities in numerous states, including Oklahoma, where seismic activity may occur. In recent years, Oklahoma has experienced an increase in earthquakes. Studies are ongoing, but some parties believe that there is a correlation between hydraulic fracturing related activities and the increased occurrence of seismic activity. As a result, federal and state legislatures and agencies may seek to further regulate, restrict or prohibit hydraulic fracturing activities. Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques, operational delays or increased operating and compliance costs in the production of oil and natural gas from shale plays, added difficulty in performing hydraulic fracturing, and potentially a decline in the completion of new oil and gas wells, which could negatively impact the drilling programs of our customers and, consequently, delay, limit or reduce the services we provide.

Our aspirations, goals and initiatives related to sustainability and emissions reduction, and our public statements and disclosures regarding them, expose us to numerous risks.

We have developed, and may continue to develop and set, goals, targets, or other objectives related to sustainability matters. Statements related to these goals, targets and objectives reflect our current plans and do not constitute a guarantee that they will be achieved. Our efforts to research, establish, accomplish, and accurately report on these goals, targets, and objectives expose us to numerous operational, reputational, financial, legal, and other risks. Our ability to achieve any stated goal, target, or objective, including with respect to emissions reduction, is subject to numerous factors and conditions, some of which are outside of our control. Examples of such factors include: (1) the extent our customers' decisions directly impact, relate to, or influence the use of our equipment that creates the emissions we report, (2) the availability and cost of low- or non-carbon-based energy sources and technologies or abatement technologies, (3) evolving regulatory requirements affecting sustainability standards or disclosures, and (4) the availability of suppliers that can meet our sustainability and other standards. In addition, standards for tracking and reporting on sustainability matters, including climate-related matters, have not been harmonized and continue to evolve. Our processes and controls for reporting sustainability matters may not always comply with evolving and disparate standards for identifying, quantifying, and reporting such metrics, including sustainability-related disclosures that may be required of public companies by the SEC or in-scope companies under U.S. state regulations, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. Future acquisitions or dispositions may also impact our reporting, process, and progress on such goals. Our business may also face increased scrutiny from investors and other stakeholders, including from parties that oppose ESG initiatives, related to our sustainability activities, including the goals, targets, and objectives that we announce, and our methodologies and timelines for pursuing them. If our sustainability practices do not meet investor or other stakeholder expectations and standards, which continue to evolve, our reputation, our ability to attract or retain employees or customers, and our attractiveness as an investment or business partner could be negatively affected. Similarly, our failure or perceived failure to pursue or fulfill our sustainability-focused goals, targets, and objectives, to comply with ethical, environmental, or other standards, regulations, or expectations, or to satisfy various reporting standards with respect to these matters, within the timelines we announce, or at all, could adversely affect our business or reputation, as well as expose us to government enforcement actions and private litigation.

Failure to comply with the U.S. Foreign Corrupt Practices Act or foreign anti-bribery legislation could adversely affect our business.

The U.S. Foreign Corrupt Practices Act ("FCPA") and similar anti-bribery laws in other jurisdictions, including the United Kingdom Bribery Act 2010, generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices and impact our business. Although we have programs in place requiring compliance with anti-bribery legislation, any failure to comply with the FCPA or other anti-bribery legislation could subject us to civil and criminal penalties or other sanctions, which could have a material adverse impact on our business, financial condition and results of operation. In addition, investors could negatively view potential violations, inquiries or allegations of misconduct under the FCPA or similar laws, which could adversely affect our reputation and the market for our shares. We could also face fines, sanctions and other penalties from authorities in the relevant foreign jurisdictions, including prohibition of our participating in or curtailment of business operations in those jurisdictions and the seizure of drilling rigs or other assets.

Our business is subject to complex and evolving laws and regulations regarding privacy, data security and consumer protection.

The regulatory environment surrounding data privacy, data security and consumer protection is rapidly evolving and subject to constant change. New laws and regulations in this space pose increasingly complex compliance challenges, which may elevate our costs. In the normal course of business, we and our third-party partners collect, process, and store data that is subject to those specific laws and regulations.

Complying with the varying regulatory requirements outlined in foreign, federal, state, and local regulations is becoming increasingly complex, and could increase the costs and difficulty of compliance. Furthermore, violations of applicable privacy and data security laws, including but not limited to the GDPR, the CCPA as amended by the CPRA, and other U.S. sector-specific and comprehensive state privacy and data security laws, could result in significant penalties.

The GDPR applies to entities operating in the EU that process personal data and entities outside the EU that process personal data to provide goods or services to EU residents, directly or indirectly through vendors and subcontractors. As interpretation and enforcement of the GDPR evolves, it creates a range of new compliance obligations, which could cause us to incur costs and require us to change our business practices in a manner that does not align with our business objectives. Failure to comply could result in significant penalties of up to a maximum of four percent of our total global turnover of the preceding financial year or up to €20.0 million, which may materially adversely affect our business, reputation, results of operations, and revenue.

The CCPA, as amended by the CPRA gives California residents certain rights in relation to their personal data, and imposes obligations on certain entities that do business in California to protect those rights, which may apply to us. As the interpretation and enforcement of the CCPA/CPRA evolve, new compliance obligations emerge and may modify understanding regarding obligations imposed under the laws and regulations. Complying with these obligations could cause us to incur costs and shift our business practices in a manner that does not align with our business objectives. The CCPA/CPRA provides for civil penalties of up to $7,500 per intentional violation and $2,500 per unintentional violation. Additionally, California residents whose personal data has been impacted by a cybersecurity incident as a result of the entity's failure to implement and maintain reasonable security procedures and practices have been granted a private right of action, which could result in damages of up to $750 per incident where the entity failed to encrypt or redact personal data. These significant financial penalties for noncompliance may materially adversely affect our business, results of operations and revenue. Similar legislation has been adopted in a number of other states, and is being considered by others.

Non-compliance with these and other privacy, data security, and consumer protection laws could also expose us to regulatory investigations, which could require significant resources for resolution and potentially result in fines and prospective relief. In addition, regulators may issue orders to stop processing personal data, which could disrupt operations. We could also be subject to litigation from persons or corporations allegedly affected by violations of these laws. Any violation of these laws or harm to our reputation could have a material adverse effect to our business, financial condition, reputation, or results of operations and prospects.

Government policies, mandates, and regulations specifically affecting the energy sector and related industries, regulatory policies or matters that affect a variety of businesses, taxation polices, and political instability could adversely affect our financial condition and results of operations.

Energy production and trade flows are subject to government policies, mandates, regulations, and trade agreements. Governmental policies affecting the energy industry, such as taxes, tariffs, duties, price controls, subsidies, incentives, foreign exchange rates, economic sanctions and import and export restrictions, can influence the viability and volume of production of certain commodities, the volume and types of imports and exports, whether unprocessed or processed commodity products are traded, and industry profitability. Disruptions of this sort can affect the price of oil and natural gas and may cause our customers to change their plans for exploration and production levels, in turn reducing the demand for our services. Moreover, many countries, including the United States, control the import and export of certain goods, services and technology and impose related import and export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. In particular, U.S. sanctions are targeted against certain countries that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities.

Future government policies may adversely affect the supply of, demand for, and prices of oil and natural gas, restrict our ability to do business in existing and target markets, and adversely affect our business, financial condition and results of operations. The laws and regulations concerning import and export activity, recordkeeping and reporting, including customs, export controls and economic sanctions, are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Ongoing economic challenges may increase some governments' efforts to enact, enforce, amend or interpret laws and regulations as a method to increase revenue. Shipments can be delayed and denied import or export for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal or regulatory requirements governing international trade could also result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

Our business, financial condition and results of operations could be affected by political instability and by changes in other governmental policies, mandates, regulations, and trade agreements, including monetary, fiscal and environmental policies, laws, regulations, acquisition approvals, and other activities of governments, agencies, and similar organizations. These risks include, but are not limited to, changes in a country's or region's economic or political conditions, local labor conditions and regulations, safety and environmental regulations, reduced protection of intellectual property rights, changes in the regulatory or legal environment, restrictions on currency exchange activities, currency exchange fluctuations, burdensome taxes and tariffs, enforceability of legal agreements and judgments, adverse tax, administrative agency or judicial outcomes, and regulation or taxation of greenhouse gases. International risks and uncertainties, including changing social and economic conditions as well as terrorism, political hostilities, and war, could limit our ability to transact business in these markets and could adversely affect our business, financial condition and results of operations.

Legal claims and litigation could have a negative impact on our business.

The nature of our business makes us susceptible to legal proceedings and governmental investigations from time to time. We design much of our own equipment and fabricate and upgrade such equipment in facilities that we operate. We also design and develop our own technology. If such equipment or technology fails to perform as expected, or if we fail to maintain or operate the equipment properly, there could be personal injuries, property damage, and environmental contamination, which could result in claims against us. Our ownership and use of proprietary technology and equipment could also result in infringement of intellectual property claims against us. See above "—*Technology disputes and limitations on our ability to protect or enforce our intellectual property rights could negatively impact our costs, revenues, and any competitive advantage we hold.*." The Company also owns and operates a large fleet of motor vehicles, which creates an increased exposure to motor vehicle accidents. Also, we may be subject, and have been subject in the past, to litigation resulting from accidents involving motor vehicles. These lawsuits have resulted, and may result in the future, in the payment of substantial settlements or damages and increases in our insurance costs. In addition, during periods of depressed market conditions we may be subject to an increased risk of our customers, vendors, former employees and others initiating legal proceedings against us. Further, actions or decisions we have taken or may take as a consequence of COVID-19 may result in investigations, litigation or legal claims against us. Lawsuits or claims against us could have a material adverse effect on our business, financial condition and results of operations. Any litigation or claims, even if fully indemnified or insured, could negatively impact our reputation among our customers and the public, and make it more difficult for us to compete effectively or obtain adequate insurance in the future.

Additional tax liabilities, limitations on our use of net operating losses and tax credits and/or our significant net deferred tax liability could affect our financial condition, income tax provision, net income, and cash flows.

We are subject to income taxes in the United States and numerous other jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly audited by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than what is reflected in income tax provisions and accruals. An audit or litigation could materially affect our financial position, income tax provision, net income, or cash flows in the period or periods challenged. Tax rates in the various jurisdictions in which our subsidiaries are organized and conduct their operations may change significantly as a result of political or economic factors beyond our control. It is also possible that future changes to tax laws (including tax treaties in any of the jurisdictions that we operate in) could impact our ability to realize the tax savings recorded to date. Our ability to benefit from our deferred tax assets depends on us having sufficient future taxable income to utilize our net operating loss and tax credit carryforwards before they expire. In addition, Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"), generally imposes an annual limitation on the amount of net operating losses and other pre-change tax attributes (such as tax credits) that may be used to offset taxable income by a corporation that has undergone an "ownership change" (as determined under Section 382). An ownership change generally occurs if one or more shareholders (or groups of shareholders) that are each deemed to own at least 5 percent of our stock change their ownership by more than 50 percentage points over their lowest ownership percentage during a rolling three-year period. As of September 30, 2024, we have not experienced an ownership change and, therefore, utilization of our applicable tax attributes was not subject to an annual limitation (except for an immaterial portion thereof that we inherited in connection with an acquisition during 2017). However, if we were to experience ownership changes in the future as a result of subsequent shifts in our stock ownership, our ability to use certain pre-change tax attributes could potentially accelerate or permanently increase our future tax liabilities. Additionally, our future effective tax rates could be adversely affected by changes in tax laws (including tax treaties) or their interpretation. For example, the IRA, passed on August 16, 2022, included a 15 percent corporate minimum tax applicable to tax years beginning after December 31, 2022. We do not believe the corporate minimum tax will materially impact our effective tax rate or tax liability. Also, the Organization for Economic Co-operation and Development ("OECD") released Pillar Two model rules defining a 15% global minimum tax rate for large multinational corporations. The OECD continues to release additional guidance and countries are implementing legislation with widespread adoption of the Pillar Two Framework expected in the near future. We have evaluated the potential impacts of Pillar Two and do not believe it will have a material adverse effect on our tax liability.

Our deferred tax liability associated with property, plant and equipment is significant, which could materially increase the amount of cash income taxes that we pay in the future and, thus, adversely affect our cash flows. Our future capital expenditures, our results of operations and changes in income tax laws could significantly impact the timing of the reversal of our deferred tax liabilities and the timing and amount of our future cash income taxes. While management intends to minimize our income taxes payable in future years to the extent possible, the amount and timing of cash income taxes ultimately paid are based on the aforementioned factors as well as others and are subject to change.

Failure to comply with or changes to governmental and environmental laws could adversely affect our business.

Many aspects of our operations are subject to various laws and regulations in the jurisdictions where we operate, including those relating to drilling practices and comprehensive and frequently changing laws and regulations relating to the safety and to the protection of human health and the environment. Environmental laws apply to the oil and gas industry including those regulating air emissions, discharges to water, and the transport, storage, use, treatment, disposal and remediation of, and exposure to, solid and hazardous wastes and materials. These laws can have a material adverse effect on the drilling industry, including our operations, and compliance with such laws may require us to make significant capital expenditures, such as the installation of costly equipment or operational changes, and may affect the resale values or useful lives of our drilling rigs. If we fail to comply with these laws and regulations, we could be exposed to substantial administrative, civil and criminal penalties, delays in permitting or performance of projects and, in some cases, injunctive relief. Violations of environmental laws may also result in liabilities for personal injuries, property and natural resource damage and other costs and claims. In addition, environmental laws and regulations in the United States impose a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages from such spills. As an owner and operator of drilling rigs, we may be deemed to be a responsible party under these laws and regulations.

Additional legislation or regulation and changes to existing legislation and regulation may reasonably be anticipated, and the effect thereof on our operations cannot be predicted. The expansion of the scope of laws or regulations protecting the environment has accelerated in recent years, particularly outside the United States, and we expect this trend to continue. To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict drilling in areas where we operate or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or the drilling industry, in particular, our business or prospects could be materially adversely affected.

RISKS RELATED TO OUR COMMON STOCK AND CORPORATE STRUCTURE

We may reduce or suspend our dividend in the future.

We have paid a quarterly dividend for many years and commencing in fiscal 2023 paid a quarterly supplemental dividend in addition to the established base dividend as part of a supplemental capital allocation plan. On July 25, 2024, we announced that we would suspend our supplemental dividend in fiscal year 2025 as a part of the Acquisition announced July 25, 2024. Our most recent quarterly base dividend declared was $0.25 per share. In the future, our Board of Directors may, without advance notice, determine to reduce or suspend our dividends in order to maintain our financial flexibility and best position the Company for long-term success. The declaration and amount of future dividends is at the discretion of our Board of Directors and will depend on our financial condition, results of operations, cash flows, prospects, industry conditions, capital requirements and other factors and restrictions our Board of Directors deems relevant. In addition, any elimination of, or downward revision in our dividend payments could have an adverse effect on the market price of our common stock. The likelihood that dividends will be reduced or suspended is increased during periods of prolonged market weakness or uncertainty. In addition, our ability to pay dividends may be limited by agreements governing our indebtedness now or in the future. There can be no assurance that we will not reduce our dividend or that we will continue to pay a dividend in the future.

The market price of our common stock may be highly volatile, and investors may not be able to resell shares at or above the price paid.

The trading price of our common stock may be volatile. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as other general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating or financial performance. The following factors, in addition to other factors described in this “Risk Factors” section and elsewhere in this Form 10-K, may have a significant impact on the market price of our common stock:

- changes in customer needs, expectations or trends and our ability to maintain relationships with key customers;
- our ability to implement our business strategy;
- changes in our capital structure, including the issuance of additional debt;
- public announcements (including the timing of these announcements) regarding our business, financial performance and prospects or new products or services, product enhancements, technological advances or strategic actions, such as acquisitions, restructurings or significant contracts, by our competitors or us;
- trading activity in our stock, including portfolio transactions in our stock by us, our executive officers and directors, and significant stockholders or trading activity that results from the ordinary course rebalancing of stock indices in which we may be included;
- short-interest in our common stock, which could be significant from time to time;
- our inclusion in, or removal from, any stock indices;
- investor perception of us and the industry and markets in which we operate;
- increased focus by the investment community on sustainability practices at our company and in the oil and natural gas industry generally;
- changes in earnings estimates or buy/sell recommendations by securities analysts;
- whether or not we meet earnings estimates of securities analysts who follow us;
- regulatory or legal developments in the United States and foreign countries where we operate; and
- general financial, domestic, international, economic, and market conditions, including overall fluctuations in the U.S. equity markets.

Certain provisions of our corporate governing documents could make an acquisition of our company more difficult.

The following provisions of our charter documents, as currently in effect, and Delaware law could discourage potential proposals to acquire us, delay or prevent a change in control of us or limit the price that investors may be willing to pay in the future for shares of our common stock:

- our certificate of incorporation permits our Board of Directors to issue and set the terms of preferred stock and to adopt amendments to our bylaws;

- our bylaws contain restrictions regarding the right of stockholders to nominate directors and to submit proposals to be considered at stockholder meetings;

- our bylaws restrict the right of stockholders to call a special meeting of stockholders; and

- we are subject to provisions of Delaware law which restrict us from engaging in any of a broad range of business transactions with an "interested stockholder" for a period of three years following the date such stockholder became classified as an interested stockholder.

The choice of forum provision in our bylaws could limit our stockholders' ability to obtain what such stockholders' believe to be a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws provide that unless we consent to the selection of an alternative forum (a) the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent to us or our stockholders, (iii) any action asserting a claim against us or any director, officer, stockholder, employee or agent arising out of or relating to any provision of the General Corporation Law of the State of Delaware (the "DGCL"), our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us or any director, officer, stockholder, employee or agent governed by the internal affairs doctrine of the State of Delaware. If the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware; and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act will be the federal district courts of the United States of America. This exclusive forum provision is not intended to apply to claims arising under the Exchange Act. While the Delaware Supreme Court has upheld the validity of similar provisions under the DGCL, there is uncertainty as to whether a court in another state would enforce such a forum selection provision. Our exclusive forum provision does not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

This choice of forum provision may subject a stockholder to increased costs to bring a claim and limit a stockholder's ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with the Company or its directors, officers or other employees or agents, which may discourage such lawsuits. It is possible that a court could find these exclusive forum provisions inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, and we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board of Directors.

Public and investor sentiment towards climate change, fossil fuels and other ESG matters could adversely affect our cost of capital and the price of our common stock.

There have been efforts within the investment community (including investment advisors, investment fund managers, sovereign wealth funds, public pension funds, universities and individual investors) to promote the divestment of, or limit investment in, the stock of companies in the oil and gas industry. There has also been pressure on lenders and other financial services companies to limit or curtail financing of companies in the oil and gas industry. Because we operate within the oil and gas industry, if these efforts continue or expand, our stock price and our ability to raise capital may be negatively impacted.

Some members of the investment community have increased their focus on ESG practices and disclosures by public companies, including practices and disclosures related to climate change and sustainability, DE&I initiatives, and heightened governance standards. As a result, we may continue to face pressure regarding our ESG disclosures and practices. See above "— *Our aspirations, goals and initiatives related to sustainability and emissions reduction, and our public statements and disclosures regarding them, expose us to numerous risks."* Additionally, members of the investment community and ratings agencies may screen companies such as ours for ESG disclosures and performance before investing in or rating our stock or other securities and many large institutional investors have committed to allocating a percentage of their investment products towards ESG investments. With respect to any of these investors or ratings agencies, our ESG disclosures and efforts may not satisfy the investor requirements or their requirements may not be made known to us. If we or our securities are unable to meet the ESG standards or investment criteria set by these investors and funds, we may lose investors or investors may allocate a portion of their capital away from us, our cost of capital may increase, and our stock price may be negatively impacted.

KCA DEUTAG ACQUISITION RELATED RISKS

We have incurred a substantial amount of additional debt to complete the Acquisition. Our debt level may limit our financial and business flexibility.

We expect to fund the cash purchase price for the Acquisition, as well as the refinancing, prepayment, replacement, redemption, repurchase, discharge and/or defeasance of certain existing indebtedness of KCA Deutag and its subsidiaries, transaction expenses, general corporate expenses and working capital needs, with a combination of cash on hand and through the incurrence of approximately $1.65 billion of new indebtedness, including $1.25 billion aggregate principal amount of senior notes we issued in a private offering completed in September 2024 (collectively, the "Notes") and up to $400.0 million we may borrow under the Term Loan Credit Agreement.

Subject to the limitations contained in our existing and any future debt instruments, we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisition, or for other purposes. If we do so, the risks related to our debt level could increase. Our ability to repay all the forgoing obligations will depend on, among other things, our financial position and performance, as well as prevailing market conditions and other factors beyond our control.

Our increased indebtedness could have important consequences. For example:

- we may be required to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing our ability to use our cash flow to fund working capital, acquisitions, capital expenditures and general corporate matters, including dividend payments and stock repurchases;

- we may not be able to generate sufficient cash flow to meet our substantial debt service obligations or to fund our other liquidity needs. If this occurs, we may have to take actions such as selling assets, selling equity, or reducing or delaying capital expenditures, strategic acquisitions, investments and joint ventures, or restructuring our debt;

- as a result of the amount of our outstanding indebtedness and the restrictive covenants to which we are or may become subject, if we determine that we require additional financing to fund future working capital, capital investments, or other business activities, we may not be able to obtain such financing on commercially reasonable terms, or at all; and

- our flexibility in planning for, or reacting to, changes in our business and industry may be limited, thereby placing us at a competitive disadvantage compared with our competitors that have less indebtedness.

The Acquisition is subject to a number of conditions, which, if not fulfilled, or not fulfilled in a timely manner, may delay or reduce the anticipated benefits of the Acquisition, result in additional expenditures of money and resources, or result in termination of the Purchase Agreement.

The Purchase Agreement contains a number of conditions to the consummation of the Acquisition. We may not be able to consummate the Acquisition on the terms contemplated, or at all, if the applicable regulatory approvals are not obtained and/or other customary closing conditions are not satisfied. If any of these conditions are not satisfied or waived prior to October 25, 2025, it is possible that the Purchase Agreement may be terminated. Additionally, under certain circumstances, including failure to consummate the Acquisition on or before October 25, 2025 (or such later date as we may agree to extend the "Long Stop Date" under the Purchase Agreement), we will be required to redeem the Notes at a special mandatory redemption price equal to 101% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon. Further, satisfying the conditions to and the consummation of the Acquisition may take longer and could cost more than we expect. Many of the conditions to the consummation of the Acquisition are not within the parties' control, and the parties cannot predict when or if these conditions will be satisfied. Any delay in completing the Acquisition may adversely affect the cost savings and other benefits that we expect to achieve if the Acquisition and the integration of KCA Deutag's business are completed within the expected timeframe. There can be no assurance that the conditions to the closing of the Acquisition will be satisfied or waived or that the Acquisition will be completed. Any difficulties with respect to the consummation of the Acquisition may adversely affect our business, financial condition or results of operations. In addition, failure to consummate the Acquisition on the terms contemplated may adversely affect our intended strategy of geographic expansion and may impact management's focus on such strategy.

If the Acquisition is consummated, we may be unable to successfully integrate KCA Deutag's business or achieve the anticipated benefits of the Acquisition, or the anticipated benefits attributable to the Acquisition may vary from our expectations.

Our ability to achieve the anticipated benefits of the Acquisition will depend in part upon whether we can integrate KCA Deutag's business into our existing business in an efficient and effective manner. We may not be able to accomplish this integration process successfully. The integration process may be subject to delays or changed circumstances, and we can give no assurance that KCA Deutag's assets will perform in accordance with our expectations or that our expectations with respect to integration or cost savings as a result of the Acquisition will materialize. The success of the Acquisition will depend, in significant part, on the Company's ability to successfully integrate the acquired business, grow the revenue of the Company and realize the anticipated strategic benefits from the Acquisition. Additionally, the integration process may result in the disruption of ongoing business and there could be potential unknown liabilities and unforeseen expenses associated with the Acquisition that were not discovered in the course of performing due diligence. The integration may also require significant time and focus from management following the Acquisition which may disrupt the Company's business and results of operations.

The Company believes that the addition of KCA Deutag will complement its strategy and provide operational and financial scale. This growth and the anticipated benefits of the Acquisition may not be realized fully or at all or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If the Company is not able to achieve or realize the anticipated benefits expected from the Acquisition within the anticipated timing or at all, its business and operating results may be adversely affected. Potential difficulties in realizing the anticipated benefits of the Acquisition include, but are not limited to: (i) disruptions of relationships with customers, distributors, suppliers, vendors and other business partners as a result of uncertainty associated with the Acquisition; (ii) difficulties integrating KCA Deutag's operations with our own in a manner that permits us to achieve the full revenue and cost savings anticipated from the transaction; (iii) complexities associated with managing a larger and more complex business, including difficulty addressing possible inconsistencies in standards, controls or operational philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies; (iv) difficulties integrating personnel, vendors and business partners; (v) loss of key employees who are critical to our future operations due to uncertainty about their roles within the Company following the Acquisition or other concerns regarding the Acquisition; (vi) potential unknown liabilities and unforeseen expenses; (vii) performance shortfalls at one or more of the companies as a result of the diversion of management's attention to integration efforts; and (viii) disruption of, or the loss of momentum in, each company's ongoing business. Moreover, our guidance or projections with respect to the combined company speak only as of the date made and subsequent events, including suspension of rigs or increased operating costs, may cause actual results to be worse than those previously projected.

Our future success will depend, in part, on our ability to manage our expanded business by, among other things, integrating the assets, operations and personnel of KCA Deutag in an efficient and timely manner, consolidating systems and management controls and successfully integrating relationships with customers, vendors and business partners. Failure to successfully manage the combined operations may have an adverse effect on our business, reputation, financial condition and results of operations.

Our business relationships may be subject to disruption due to uncertainty associated with the Acquisition, which could have a material adverse effect on our results of operations, cash flows and financial position pending and following the Acquisition.

Parties with which we do business may experience uncertainty associated with the Acquisition, including with respect to current or future business relationships with us. Our business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than us or KCA Deutag. These disruptions could have a material adverse effect on our results of operations, cash flows and financial position, regardless of whether the Acquisition is completed, as well as a material adverse effect on our ability to realize the expected cost savings and other benefits of the Acquisition. The risk and adverse effect of any disruption could be exacerbated by a delay in completion of the Acquisition or the termination of the Purchase Agreement.

Uncertainties associated with the Acquisition may cause a loss of management personnel and other key employees, which could adversely affect our future business and operations.

We are dependent on the experience and industry knowledge of our officers and other key employees to execute our business plans. Our success after the Acquisition will depend in part upon our ability to retain key management personnel and other key employees. Current and prospective employees may experience uncertainty about their roles within the combined company or other concerns regarding the timing and completion of the Acquisition or the operations of the combined company following the Acquisition, any of which may have an adverse effect on our ability to retain or attract key management and other key personnel. In addition, the loss of key personnel could diminish the anticipated benefits of the Acquisition and the integration of the companies may be more difficult. Furthermore, we may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of the companies. No assurance can be given that we will be able to retain or attract key management personnel and other key employees of KCA Deutag to the same extent that we have previously been able to retain or attract our own employees.

Failure to complete the Acquisition could negatively impact our stock price and have a material adverse effect on our results of operations, cash flows and financial position.

If the Acquisition is not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals, our ongoing business may be materially adversely affected and, without realizing any of the benefits of having completed the Acquisition, we would be subject to a number of risks, including the following: (i) we may experience negative reactions from the financial markets, including negative impacts on our stock price; (ii) we may experience negative reactions from our customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners; (iii) we will still be required to pay certain significant costs relating to the Acquisition, such as legal, accounting, consulting, financial advisor and printing fees; (iv) matters relating to the Acquisition (including integration planning) requires substantial commitments of time and resources by our management, which may have resulted in the distraction of our management from ongoing business operations and pursuing other opportunities that could have been beneficial to us; and (v) litigation related to any failure to complete the Acquisition or related to any enforcement proceeding commenced against us to perform our obligations pursuant to the Purchase Agreement. If the Acquisition is not completed, these risks may materialize and they may have a material adverse effect on our results of operations, cash flows, financial position and stock price.

We will incur significant transaction costs in connection with the Acquisition.

We have incurred and are expected to continue to incur a number of non-recurring costs associated with the Acquisition, combining the operations of KCA Deutag with ours and realizing the expected benefits of the transaction. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors. Some of these costs are payable by us regardless of whether the Acquisition is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems that may or must be integrated in connection with the Acquisition and the integration of operations with ours. While we have assumed that a certain level of expenses would be incurred in connection with the Acquisition, there are many factors beyond our control that could affect the total amount or the timing of the integration and implementation expenses. Although we expect that the elimination of duplicative costs, as well as the realization of expected benefits related to the integration of KCA Deutag's assets, should allow us to offset these transaction costs over time, this net benefit may not be achieved in the near term or at all. There may also be additional unanticipated significant costs in connection with the Acquisition that we may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income we expect to achieve from the Acquisition.

The Acquisition represents an expansion outside of our current geographic regions, and we may encounter new obstacles operating in different geographic regions.

Our operations have historically focused on North America and the Offshore Gulf of Mexico, and we also have existing operations internationally in Argentina, Bahrain, Colombia, the U.A.E. and Australia. The Acquisition represents an expansion into Europe and Africa and a broader presence in the Middle East. Certain aspects related to operating in these new regions may not be as familiar to us as our current operating regions. As a result, we may encounter obstacles that may cause us not to achieve the expected results of the Acquisition. These obstacles may include a less familiar geopolitical landscape, new customers with whom we have no established relationship, pressure from local governments to hire local employees, use local suppliers or to direct business to nationalized companies, unfamiliar operating conditions and a distinct regulatory environment. Our future success will depend, in part, upon our ability to manage this expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and geographies and associated increased costs and complexity. We may also face increased scrutiny from governmental authorities as a result of the increase in the size of our business. Additionally, KCA Deutag has significant operations in developing countries and other nations which are high on the Corruptions Perceptions Index published by Transparency International. Such operations inherently pose a heightened risk of potential violations of anti-corruption laws, which violations could subject us to civil and criminal penalties or other sanctions, which could have a material adverse impact on our business, financial condition and results of operations. Any adverse conditions, regulations or developments related to our expansion into or within these regions may have a negative impact on our business, financial condition and results of operations.

The pendency of the Acquisition could adversely affect the Company's business, results of operations and financial condition.

The pendency of the Acquisition could cause disruptions in the Company's business, which could have an adverse effect on the Company's business, results of operations and financial condition. In particular, the attention of the Company's management may be directed towards the Acquisition, including obtaining required approvals and other transaction-related considerations and may be diverted from the day-to-day business operations of the Company and matters related to the Acquisition may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to the Company. Any of these matters could adversely affect the businesses of, or harm the results of operations, financial condition or cash flows of the Company before and even after the Acquisition is consummated.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have received no written comments regarding our periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of fiscal year 2024.

ITEM 1C. CYBERSECURITY

Our cybersecurity program is designed to protect our information and operations from external and internal cyber threats while supporting business resiliency. We employ a risk-based information security process aligned with the National Institute of Standards and Technology (NIST) Cybersecurity Framework to identify, prioritize and mitigate cyber risks. The cybersecurity program is part of our broader enterprise risk management program.

Risk Management and Governance

Board of Directors

Our Board of Directors ("Board") and its committees oversee the risk management functions of the Company. Our Audit Committee plays a significant role in oversight of risks, including cybersecurity. At least quarterly, the Audit Committee receives an update on cybersecurity matters from the Company's Senior Vice President of Information Technologies and Engineering and our information security leadership. These updates address a broad spectrum of cybersecurity topics including recent developments, evolving technology practices, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends, cybersecurity considerations arising with respect to the Company's third party service providers, and other cybersecurity considerations. Our Vice President of Internal Audit also updates the Audit Committee at least quarterly on internal audit matters, including those related to information technology and security. Additionally, the Company's Cybersecurity Incident Reporting process (described below), provides that potentially significant cybersecurity incidents be promptly reported to the Chairman of the Audit Committee, who will also receive ongoing updates regarding any such incident as appropriate. Cybersecurity incidents determined to be material are reported to the Board of Directors promptly following such determination.

Management

Our Director of IT Governance and Response, who manages our cybersecurity program, is currently on leave and expects to retire from the Company in January 2025. During this time and until we appoint a new Director of IT Governance and Response, our Vice President - Information Technology ("VP-IT"), who has extensive cybersecurity knowledge and skills gained from 25 years of information technology work experience at the Company and elsewhere, has assumed responsibilities for this role with the assistance of a third party security leadership service. The VP-IT reports directly to our Senior Vice President of Information Technology and Engineering, who provides oversight of cybersecurity risk and mitigation strategies.

Our cybersecurity and information technology teams actively maintain a register of risks and mitigation measures under the umbrella of our enterprise risk management program. Our enterprise risk management program is designed to identify and monitor risks to the Company, assess the Company's risk mitigation plans, and consult on further measures that can be taken to address new and existing risks. Our Enterprise Risk Management Committee, which meets quarterly, is comprised of our executive officers, Senior Vice President of Information Technologies and Engineering, Chief Accounting Officer, Vice President of Internal Audit, Corporate Secretary, and Director – Risk Management & Insurance. Our Risk Management and Insurance Department is responsible for the implementation of our enterprise risk management program and maintains a register of risks and initiates reviews and assessments. The Director of Risk Management and Insurance reports to the Audit Committee and full Board on a quarterly basis.

Cybersecurity Program

Our cybersecurity program includes, among other things:

- ongoing monitoring of systems for security threats at a base level

- an internal team that focuses on higher level threats and conducts threat hunting activities

- monitoring of the cyber threat landscape using a variety of sources, including engagement with domestic and international governmental security agencies, and industry groups

- periodic engagement of third parties to test for vulnerabilities in our information technology systems, assess cybersecurity risk levels, and assess our cybersecurity policies and framework

- compliance audits of our information technology processes by our internal audit team, which also monitors the progress of any remediation activities

- employee training to raise awareness of cyber risks and behaviors that increase vulnerabilities

- periodic exercises to test information technology security protocols

- periodic exercises to test information security protocols to enhance crises management readiness and business continuity capabilities

- systems and processes designed to assess, oversee, identify, and reduce the potential impact of a security incident at a third-party vendor, service provider or customer or otherwise implicating the third-party technology and systems we use

- overseeing alignment with customer cybersecurity requirements

- a Cybersecurity Incident Reporting process

Cybersecurity Incident Reporting Process ("CIR Process")

Our CIR Process is a formalized approach following the NIST framework for evaluating cybersecurity incidents and prioritizing response efforts based on established criteria. The key components of the CIR Process includes:

- cybersecurity incident prioritization

- timelines and communications protocols, including establishing reporting thresholds pursuant to which incidents are escalated within the Company, and, where appropriate, reported promptly to the Cyber Review Committee, the Audit Committee Chairman, the Chief Executive Officer and Chief Financial Officer, and the Board of Directors

- procedures related to our Cyber Review Committee described below

- a formalized methodology for evaluating the impact of cybersecurity incidents

The Cyber Review Committee ("Cyber Committee") is a sub-committee of our Disclosure Committee comprised of our Chief Accounting Officer; Senior Vice President of Information Technology and Engineering; General Counsel; Vice President – Investor Relations; Director – Risk Management & Insurance; and Director – Global Security & Administration. Pursuant to the CIR Process, cybersecurity incidents classified as high priority are reported to the Cyber Committee. The Cyber Committee's responsibilities include:

- providing feedback and direction to our information technology teams on incident investigations

- coordinating other departments, consultants, and advisors as needed

- communicating with our executive officer team, Disclosure Committee, independent auditor, and the Chair of the Audit Committee

- initiating the materiality determination methodology and assessing materiality of incidents (quantitative and qualitative)

- based on materiality analysis, making a recommendation to the Chief Executive Officer and Chief Financial Officer that an incident should be deemed material

Material Cybersecurity Risks and Threats

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected us, including our business strategy, results of operations or financial condition, and we do not believe that such risks are reasonably likely to have such an effect over the long term. While we have not experienced any material cybersecurity threats or incidents, there can be no guarantee that we will not be the subject of future successful attacks, threats or incidents. Additional information on cybersecurity risks we face can be found in Item 1A—Risk Factors of this Report under the heading "*Our business is subject to cybersecurity and information technology system disruption risks*," which should be read in conjunction with the foregoing information.

ITEM 2. PROPERTIES

Drilling Services and Solutions Operations

Our property consists primarily of drilling rigs and ancillary equipment. We own substantially all of the equipment used in our businesses. For further information on the status of our drilling fleet, see Item 1—Business—"Drilling Fleet."

Real Property

We own or lease office and yard space to support our ongoing operations, including field and district offices in the United States and internationally. In addition, we lease a fabrication and assembly facility in Galena Park, Texas as well as a maintenance and overhaul facility near Tulsa, Oklahoma.

We also own a limited number of commercial real estate properties located in Tulsa, Oklahoma for investment purposes. Our real estate investments include a shopping center and undeveloped real estate.

ITEM 3. LEGAL PROCEEDINGS

See Note 16—Commitments and Contingencies to our Consolidated Financial Statements for information regarding our legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Dividends

The principal market on which our common stock is traded is the New York Stock Exchange under the ticker symbol "HP." As of November 6, 2024, there were 331 record holders of our common stock as listed by our transfer agent's records.

We have paid quarterly cash dividends on our common stock during the past two fiscal years. Payment of future dividends will depend on earnings and other factors and is subject to Board approval.



Performance Graph

The following performance graph reflects the yearly percentage change in our cumulative total stockholder return on common stock as compared with the cumulative total return on the S&P 600 Index, Dow Jones U.S. Select Oil Equipment & Services Index, and Philadelphia Stock Exchange Oil Service Sector Index. All cumulative returns assume an initial investment of $100, the reinvestment of dividends and are calculated on a fiscal year basis ending on September 30 of each year.

| | | | | Indexed Returns | | |
| | Base Period | | | Years Ending | | |
Company / Index	Sep 2019	Sep 2020	Sep 2021	Sep 2022	Sep 2023	Sep 2024
Helmerich & Payne, Inc.	$ 100.00	$ 43.00	$ 77.00	$ 103.00	$ 121.00	$ 96.00
S&P 600 Index	100.00	92.00	145.00	117.00	129.00	163.00
Dow Jones U.S. Select Oil Equipment & Services Index	100.00	43.00	82.00	87.00	148.00	126.00
Philadelphia Stock Exchange Oil Service Sector Index	100.00	43.00	90.00	97.00	155.00	128.00



The above performance graph and related information shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent we specifically incorporate it by reference into such a filing.

ITEM 6. (RESERVED)

Reserved.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with Part I of this Form 10-K as well as the Consolidated Financial Statements and related notes thereto included in Part II, Item 8— Financial Statements and Supplementary Data of this Form 10-K. Our future operating results may be affected by various trends and factors which are beyond our control. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this Form 10-K under "Cautionary Note regarding Forward-Looking Statements" and Item 1A—Risk Factors. Accordingly, past results and trends should not be used by investors to anticipate future results or trends.

Executive Summary

H&P through its operating subsidiaries provides performance-driven drilling solutions and technologies that are intended to make hydrocarbon recovery safer and more economical for oil and gas exploration and production companies. As of September 30, 2024, our drilling rig fleet included a total of 262 drilling rigs. Our reportable operating business segments consist of the North America Solutions segment with 228 rigs, the International Solutions segment with 27 rigs, and the Offshore Gulf of Mexico segment with seven offshore platform rigs as of September 30, 2024. At the close of fiscal year 2024, we had 170 active contracted rigs, of which 100 were under a fixed-term contract and 70 were working well-to-well, compared to 164 contracted rigs at September 30, 2023. Our long-term strategy remains focused on innovation, technology, safety, operational excellence and reliability. As we move forward, we believe that our rig fleet, technology offerings, financial strength, contract backlog and strong customer and employee base position us very well to respond to continued cyclical and often times volatile market conditions and to take advantage of future opportunities.

Pending KCA Deutag Acquisition

On July 25, 2024, H&P and certain of its wholly owned subsidiaries entered into the Purchase Agreement to acquire KCA Deutag for total cash consideration of approximately $2.0 billion, which consists of the $0.9 billion unadjusted share purchase price and $1.1 billion to contemporaneously repay or redeem certain of KCA Deutag's existing debt upon consummation of the Acquisition. Total consideration is subject to adjustment as set forth in the Purchase Agreement. The transaction is expected to close prior to calendar 2024 year end, subject to customary closing conditions and regulatory approvals.

Market Outlook

Our revenues are primarily derived from the capital expenditures of companies involved in the exploration, development and production of crude oil and natural gas ("E&Ps"). Generally, the level of capital expenditures is dictated by capital budgets set to achieve respective production targets in relation to current and expected future prices of crude oil and natural gas, which are determined by various supply and demand factors and have historically been volatile. Furthermore, E&Ps have become more fiscally disciplined in their level of capital expenditures relative to commodity price fluctuations, which has resulted in less volatility within the oilfield service businesses, including our operations.

The capital budgets for calendar year 2025 have not yet been established by many of our customers; however, based upon the crude oil and natural gas pricing environment and many of our customers' desire to at least maintain their current production levels, we expect the level of capital spending and activity in calendar year 2025 to be similar to that experienced in calendar year 2024. The overall demand for super-spec rigs in the U.S. remains relatively strong and while some readily available idle super-spec capacity exists in the market, it is not to a level that has materially impacted pricing as it could be quickly reabsorbed into the market. This supply-demand dynamic combined with the value proposition we provide our customers through our drilling expertise, high-quality FlexRig® fleet, and automation technology remains constructive for our underlying contract economics.

With regard to our North America Solutions segment, our rig count remained relatively range-bound during fiscal 2024 despite a decline in the overall industry rig count. The rig market was pressured by continued weakness in natural gas prices as well as other non-commodity price related factors, such as customer capital budgets, drilling plans, production levels and customer consolidations. We still believe the supply and demand dynamics surrounding our North America Solutions segment remain constructive for future activity and pricing levels. As such, heading into fiscal year 2025, we expect our rig activity to remain relatively stable bound absent any significant changes to commodity prices. The Company also expects its strategy around employing a fiscally prudent approach to deploying capital and prioritizing economic margins over rig utilization to remain intact.

Collectively, our other business segments, Offshore Gulf of Mexico and International Solutions, are exposed to the same macro commodity price environment affecting our North America Solutions segment; however, activity levels in the International Solutions segment are also subject to other various geopolitical and financial factors specific to the countries of our operations. During fiscal 2025, our operational presence in certain international markets, primarily the Middle East and the offshore management contract business, is expected to increase substantially upon consummation of the pending Acquisition. Outside the pending Acquisition our activity in the Middle East region is expected to increase from a historical level of 2 to 3 rigs working in the region to approximately 9 to 11 rigs as we export rigs from the U.S. and begin operations in Saudi Arabia. The pending Acquisition and commencement of rig operations in Saudi Arabia is a continuation of the Company's strategy of international growth and diversification. Currently, activity levels in our Offshore Gulf of Mexico business segment look to remain relatively steady at current levels for the foreseeable future.

Recent Developments

International Revenue Contracts

In February 2024, the Company finalized the contractual terms with Saudi Aramco for a seven super-spec FlexRig® tender award for work in the Kingdom of Saudi Arabia. These rigs are expected to commence operations shortly after delivery. The rigs are being sourced from our idle super-spec rigs in the U.S., converted to walking configurations, and further equipped to suit contractual specifications. During the year ended September 30, 2024, we began mobilizing five super-spec rigs to the Kingdom of Saudi Arabia. We commenced operations in the first quarter of fiscal 2025.

Pending KCA Deutag Acquisition

On July 25, 2024, H&P and certain of its wholly owned subsidiaries entered into the Purchase Agreement to acquire KCA Deutag for total cash consideration of approximately $2.0 billion, which consists of the $0.9 billion unadjusted share purchase price and $1.1 billion to contemporaneously repay or redeem certain of KCA Deutag's existing debt upon consummation of the Acquisition. Total consideration is subject to adjustment as set forth in the Purchase Agreement. The transaction is expected to close prior to calendar 2024 year end, subject to customary closing conditions and regulatory approvals.

KCA Deutag is a diverse global drilling company. The company has a significant land drilling presence in the Middle East, which represents approximately two-thirds of the company's calendar year 2023 Operating EBITDA, with additional operations in South America, Europe and Africa. In addition to its land operations, KCA Deutag has asset-light offshore management contract operations in the North Sea, Angola, Azerbaijan and Canada, with super major customers and long-term earnings visibility through a robust backlog. KCA Deutag's Kenera segment comprises manufacturing and engineering businesses, including Bentec, with three facilities serving the energy industry, representing a longer-term growth opportunity.

Senior Notes Issued in Fiscal Year 2024

On September 17, 2024, we completed a private offering of $1.25 billion aggregate principal amount of the Notes, comprised of the following tranches: $350.0 million aggregate principal amount of 4.65 percent senior notes due 2027 issued at a price equal to 99.958 percent of their face value, $350.0 million aggregate principal amount of 4.85 percent senior notes due 2029 issued at a price equal to 99.883 percent of their face value and $550.0 million aggregate principal amount of 5.50 percent senior notes due 2034 issued at a price equal to 99.670 percent of their face value.

The Company intends to use the net proceeds, together with the proceeds of its term loan credit facility (discussed below) and cash on hand, to finance the purchase price for the Acquisition, to repay certain of KCA Deutag's outstanding indebtedness, and to pay related fees and expenses. For additional information regarding the Notes, refer to Note 6—Debt to the Consolidated Financial Statements.

Term Loan Credit Agreement

On August 14, 2024, the Company entered into the Term Loan Credit Agreement, dated as of August 14, 2024, among the Company, Morgan Stanley Senior Funding, Inc. ("MSSF"), as administrative agent, and the other lenders party thereto. Under the Term Loan Credit Agreement, the Company may obtain unsecured term loans in a single delayed draw in an aggregate principal amount up to $400.0 million. The Term Loan Credit Agreement matures at the two-year anniversary of the funding of the term loans unless earlier terminated pursuant to the terms of the Term Loan Credit Agreement. We expect to use the proceeds from the Term Loan Credit Agreement, together with the net proceeds from the sale of the Notes and cash on hand, to finance the purchase price for the Acquisition, to repay certain of KCA Deutag's outstanding indebtedness, and pay related fees and expenses. The funding of the term loans had not occurred as of September 30, 2024.

Revolving Credit Facility

On August 14, 2024, the Company entered into the Amended Credit Facility with the lenders party thereto (the "Revolving Credit Agreement Lenders"), the issuing lenders party thereto and Wells Fargo Bank, National Association ("Wells Fargo"), as administrative agent, swing line lender and issuing lender, which amended and restated the Credit Agreement, dated as of November 13, 2018 (as amended through Amendment No. 2 to Credit Agreement dated as of March 8, 2022, the "Existing Credit Agreement"), among the Company, the lenders party thereto and Wells Fargo, as administrative agent, swing line lender and issuing lender.

Under the terms of the Amended Credit Facility, the Company may obtain unsecured revolving loans in an aggregate principal amount not to exceed $950 million outstanding at any time. $775 million of the revolving commitments under the Amended Credit Facility expire on November 12, 2028 and $175 million of the revolving commitments mature on November 10, 2027 (the "Stated Maturity Date"), but the Company may request two one-year extensions of the Stated Maturity Date, subject to satisfaction of certain conditions. Commitments under the Amended Credit Facility may be increased by up to $100 million, subject to the agreement of the Company and new or existing Revolving Credit Agreement Lenders.

The proceeds of the loans made under the Amended Credit Facility may be used by the Company for (i) working capital and other general corporate purposes, (ii) for the payment of fees and expenses related to the entering into of the Amended Credit Facility and the other credit documents and (iii) for the refinancing of the extensions of credit under the Existing Credit Agreement.

Contract Backlog

Drilling contract backlog is the expected future dayrate revenue from executed contracts. We calculate backlog as the total expected revenue from fixed-term contracts and do not include any anticipated contract renewals or expected performance bonuses as part of its calculation. Additionally, contracts that currently contain month-to-month terms are represented in our backlog as one month of unsatisfied performance obligations. In addition to depicting the total expected revenue from fixed-term contracts, backlog is indicative of expected future cash flow that the Company expects to receive regardless of whether a customer honors the fixed-term contract to expiration of a contract or decides to terminate the contract early and pay an early termination payment. In the event of an early termination payment, the timing of the recognition of backlog and the total amount of revenue may differ; however, the overall associated gross margin is preserved. As such, management finds backlog a useful metric for future planning and budgeting, whereas investors consider it useful in estimating future revenue and cash flows of the Company. As of September 30, 2024 and 2023, our contract drilling backlog was $1.5 billion and $1.4 billion, respectively. The increase in backlog at September 30, 2024 compared to 2023 is primarily due to the Company finalizing contractual terms with Saudi Aramco for a seven super-spec FlexRig® tender award for work in the Kingdom of Saudi Arabia. Approximately 53.3 percent of the September 30, 2024 total backlog is reasonably expected to be fulfilled in fiscal year 2025.

The following table sets forth the total backlog by reportable segment as of September 30, 2024 and 2023, and the percentage of the September 30, 2024 backlog reasonably expected to be fulfilled in fiscal year 2025:

(in billions)	September 30, 2024	September 30, 2023	Percentage Reasonably Expected to be Fulfilled in Fiscal Year 2025
North America Solutions	$ 0.7	$ 1.1	82.8 %
International Solutions	0.8	0.3	25.9
Offshore Gulf of Mexico	—	—	—
	$ 1.5	$ 1.4	

The early termination of a contract may result in a rig being idle for an extended period of time, which could adversely affect our financial condition, results of operations and cash flows. In some limited circumstances, such as sustained unacceptable performance by us, no early termination payment would be paid to us. Early terminations could cause the actual amount of revenue earned to vary from the backlog reported. See Item 1A—Risk Factors—"*Our current backlog of drilling services and solutions revenue may decline and may not be ultimately realized as fixed-term contracts and may, in certain instances, be terminated without an early termination payment.*" within this Form 10-K regarding fixed term contract risk. Additionally, see Item 1A—Risk Factors—"*The impact and effects of public health crises, pandemics and epidemics, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and results of operations.*" within this Form 10-K.

Results of Operations for the Fiscal Years Ended September 30, 2024 and 2023

Consolidated Results of Operations

Net Income We recorded income of $344.2 million ($3.43 per diluted share) for the fiscal year ended September 30, 2024 compared to income of $434.1 million ($4.16 per diluted share) for the fiscal year ended September 30, 2023.

Operating Revenue Consolidated operating revenues were $2.8 billion and $2.9 billion during fiscal years 2024 and 2023, respectively. The $0.1 billion decrease was primarily driven by lower activity levels.

Direct Operating Expenses, Excluding Depreciation and Amortization Direct operating expenses in fiscal year 2024 were $1.6 billion, compared to direct operating expenses of $1.7 billion in fiscal year 2023. The decrease was primarily attributable to the aforementioned lower activity levels. Additionally, we recognized $6.7 million in direct operating expenses associated with the fair value adjustments of contingent consideration related to earnout payments associated with our business acquisition in fiscal year 2019, partially offset by a gain on involuntary conversion of a rig of approximately $5.5 million.

Depreciation and Amortization Depreciation and amortization expense was $397.3 million in fiscal year 2024 and $382.3 million in fiscal year 2023. The increase was primarily driven by $12.7 million of accelerated depreciation for components on rigs that were scheduled for conversion in fiscal year 2024 compared to $2.4 million for fiscal year 2023. Depreciation and amortization includes amortization of intangible assets of $6.4 million and $6.6 million and abandonments of equipment of $6.5 million and $3.3 million in fiscal years 2024 and 2023, respectively.

Research and Development Expense Research and development expense was $41.0 million and $30.0 million in fiscal years 2024 and 2023, respectively. The increase was primarily driven by an associated asset acquisition during the fiscal year ended September 30, 2024, as well as costs related to expanded project scopes.

Selling, General and Administrative Expense Selling, general and administrative expenses increased to $244.9 million in the fiscal year ended September 30, 2024 compared to $206.7 million in the fiscal year ended September 30, 2023. The $38.2 million increase in fiscal year 2024 is primarily due to a $19.6 million increase in labor and labor-related expenses; and a $8.9 million increase in IT related and professional service expenses.

Asset Impairment Charges During the fiscal year ended September 30, 2023, the Company initiated a plan to decommission, scrap and/or sell certain assets including four international FlexRig® drilling rigs, four international conventional drilling rigs, and additional equipment. The aggregate net book value of these assets of $13.2 million was written down to their estimated scrap value of $1.1 million, resulting in non-cash impairment charges of $12.1 million for the fiscal year ended September 30, 2023, of which $8.1 million of the charge is recorded within the International Solutions segment. The remaining $4.0 million is recorded within the North America Solutions segment. The impairment charge was recorded in the Consolidated Statement of Operations for the fiscal year ended September 30, 2023.

Acquisition Transaction Costs During the fiscal year ended September 30, 2024, we recognized approximately $15.0 million in acquisition transaction costs associated with the acquisition of KCA Deutag. These non-recurring costs are primarily related to third-party legal and advisory services. See Note 11—Acquisition Transaction Costs for additional details related to the Acquisition.

Gain on Investment Securities During the fiscal year ended September 30, 2024, we recognized an aggregate gain of $14.0 million on investment securities. This gain consisted primarily of $30.9 million and $1.6 million gains on our equity investments in ADNOC Drilling and Tamboran Corp.; both of which were a result of increases in the fair market values of the stocks. The gains on our equity investments in ADNOC Drilling and Tamboran Corp. during the fiscal year ended September 30, 2024 were offset by $10.2 million and $1.4 million of losses on our investments in Galileo and a geothermal equity security, respectively, due to changes in the fair values of the investments, and a $7.1 million loss as a result of a Blue Chip Swap transaction. See Note 2—Summary of Significant Accounting Policies, Related Risks and Uncertainties—International Solutions Drilling Risks for additional details related to the Blue Chip Swap. During the fiscal year ended September 30, 2023, we recognized an aggregate gain of $11.3 million on investment securities. This gain was mainly comprised of a $27.4 million gain on our equity investment in ADNOC Drilling, partially offset against a $4.2 million loss on our investment in Tamboran Corp.; both of which were a result of fluctuations in the fair market value of the stocks. Additionally, the aggregate gain was offset by a $12.2 million loss on investment recognized during the fiscal year ended September 30, 2023 as a result of a Blue Chip Swap transaction that occurred during the period.

Interest and Dividend Income Interest and dividend income was $41.2 million and $28.4 million in fiscal years 2024 and 2023, respectively. The increase was primarily due to $11.1 million in dividends received from ADNOC Drilling compared to $3.4 million in fiscal year 2023.

Interest Expense Interest expense totaled $29.1 million in fiscal year 2024 and $17.3 million in fiscal year 2023. The increase was primarily attributable to approximately $9.2 million of commitment fees recognized during the twelve months ended September 30, 2024 related to a bridge loan facility the Company entered into during the period. For additional information regarding commitment fees, refer to Note 6—Debt to the Consolidated Financial Statements.

Income Taxes We had an income tax expense of $136.9 million in fiscal year 2024 compared to an income tax expense of $159.3 million in fiscal year 2023. The effective income tax rate was 28.5 percent in fiscal year 2024 compared to 26.8 percent in fiscal year 2023. The effective rates differ from the U.S. federal statutory rate (21.0 percent for the fiscal years 2024 and 2023) primarily due to non-deductible permanent items and state and foreign income taxes.

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Recoverability of any tax assets are evaluated and necessary allowances are provided. The carrying values of the net deferred tax assets are based on management's judgments using certain estimates and assumptions that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the benefits of such assets. If these estimates and related assumptions change in the future, additional valuation allowances may be recorded against the deferred tax assets resulting in additional income tax expense in the future. See Note 7—Income Taxes to our Consolidated Financial Statements for additional income tax disclosures.

North America Solutions

The following table presents certain information with respect to our North America Solutions reportable segment:

(in thousands, except operating statistics)		2024		2023	% Change
Operating revenues	$	2,445,946	$	2,519,743	(2.9)%
Direct operating expenses		1,366,414		1,447,528	(5.6)
Depreciation and amortization		366,446		353,976	3.5
Research and development		41,305		30,457	35.6
Selling, general and administrative expense		61,107		58,367	4.7
Asset impairment charges		—		3,948	(100.0)
Segment operating income	$	610,674	$	625,467	(2.4)
Financial Data and Other Operating Statistics[1]:					
Direct margin (Non-GAAP)[2]	$	1,079,532	$	1,072,215	0.7
Revenue days[3]		55,387		61,814	(10.4)
Average active rigs[4]		151		169	(10.4)
Number of active rigs at the end of period[5]		151		147	2.7
Number of available rigs at the end of period		228		233	(2.1)
Reimbursements of "out-of-pocket" expenses	$	294,375	$	304,870	(3.4)

(1) These operating metrics and financial data, including average active rigs, are provided to allow investors to analyze the various components of segment financial results in terms of activity, utilization and other key results. Management uses these metrics to analyze historical segment financial results and as the key inputs for forecasting and budgeting segment financial results.

(2) Direct margin, which is considered a non-GAAP metric, is defined as operating revenues less direct operating expenses and is included as a supplemental disclosure because we believe it is useful in assessing and understanding our current operational performance, especially in making comparisons over time. See — Non-GAAP Measurements below for a reconciliation of segment operating income (loss) to direct margin.

(3) Defined as the number of contractual days we recognized revenue for during the period.

(4) Active rigs generate revenue for the Company; accordingly, 'average active rigs' represents the average number of rigs generating revenue during the applicable time period. This metric is calculated by dividing revenue days by total days in the applicable period (i.e., 366 days).

(5) Defined as the number of rigs generating revenue at the applicable end date of the time period.

Operating Revenues Operating revenues were $2.4 billion and $2.5 billion in fiscal year 2024 and 2023, respectively. The $73.8 million decrease in operating revenues was primarily due to a 10.4 percent decrease in activity levels partially offset by higher average pricing levels.

Direct Operating Expenses Direct operating expenses decreased by $81.1 million during fiscal year ended September 30, 2024. The decrease was primarily driven by lower activity levels, partially offset by an increase in per revenue day labor and materials and supplies expense.

Depreciation and Amortization Depreciation and amortization expense increased to $366.4 million during the fiscal year ended September 30, 2024 as compared to $354.0 million during the fiscal year ended September 30, 2023. The increase was primarily driven by $12.7 million of accelerated depreciation for components on rigs that were scheduled for conversion in fiscal year 2024 compared to $2.4 million in fiscal year 2023.

Research and Development Expense Research and development expense increased to $41.3 million during the fiscal year ended September 30, 2024 as compared to $30.5 million during the fiscal year ended September 30, 2023. The increase was driven by an associated asset acquisition during the fiscal year ended September 30, 2024, as well as costs related to expanded project scopes.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased to $61.1 million during the fiscal year ended September 30, 2024 as compared to $58.4 million during the fiscal year ended September 30, 2023. This increase was primarily driven by a $5.2 million increase in labor and labor-related expenses partially offset by a $3.0 million decrease in professional service expenses.

Asset Impairment Charges During the fiscal year ended September 30, 2023, assets that were previously classified as Assets held-for-sale were either sold or written down to scrap value. The aggregate net book value of these remaining assets was $3.0 million, which exceeded the estimated scrap value of $0.3 million, resulting in a non-cash impairment charge of $2.7 million during the fiscal year ended September 30, 2023. During the same period, we also identified additional equipment that met the asset held-for-sale criteria and were reclassified as Assets held-for-sale on our Consolidated Balance Sheets. The aggregate net book value of the equipment of $1.4 million was written down to its estimated scrap value of $0.1 million, resulting in a non-cash impairment charge of $1.3 million during the fiscal year ended September 30, 2023.

International Solutions

The following table presents certain information with respect to our International Solutions reportable segment:

(in thousands, except operating statistics)		2024		2023	% Change
Operating revenues	$	193,975	$	212,566	(8.7)%
Direct operating expenses		174,634		187,292	(6.8)
Depreciation		10,863		7,615	42.7
Selling, general and administrative expense		9,427		10,401	(9.4)
Asset impairment charges		—		8,149	(100.0)
Segment operating loss	$	(949)	$	(891)	(6.5)
Financial Data and Other Operating Statistics[1]:					
Direct margin (Non-GAAP)[2]	$	19,341	$	25,274	(23.5)
Revenue days[3]		4,614		4,788	(3.6)
Average active rigs[4]		13		13	(3.6)
Number of active rigs at the end of period[5]		16		13	23.1
Number of available rigs at the end of period		27		22	22.7
Reimbursements of "out-of-pocket" expenses	$	8,482	$	10,227	(17.1)

(1) These operating metrics and financial data, including average active rigs, are provided to allow investors to analyze the various components of segment financial results in terms of activity, utilization and other key results. Management uses these metrics to analyze historical segment financial results and as the key inputs for forecasting and budgeting segment financial results.

(2) Direct margin, which is considered a non-GAAP metric, is defined as operating revenues less direct operating expenses and is included as a supplemental disclosure because we believe it is useful in assessing and understanding our current operational performance, especially in making comparisons over time. See — Non-GAAP Measurements below for a reconciliation of segment operating income (loss) to direct margin.

(3) Defined as the number of contractual days we recognized revenue for during the period.

(4) Active rigs generate revenue for the Company; accordingly, 'average active rigs' represents the average number of rigs generating revenue during the applicable time period. This metric is calculated by dividing revenue days by total days in the applicable period (i.e., 366 days).

(5) Defined as the number of rigs generating revenue at the applicable end date of the time period.

Operating Revenues Operating revenues were $194.0 million and $212.6 million in the fiscal years ended September 30, 2024 and 2023, respectively. The $18.6 million decrease in operating revenue was primarily driven by a 3.6 percent decrease in activity levels and decreases in per revenue day pricing, partially offset by higher ancillary services revenue.

Operating Expenses Direct operating expenses decreased to $174.6 million during the fiscal year ended September 30, 2024 as compared to $187.3 million during the fiscal year ended September 30, 2023. This decrease was primarily driven by a 3.6 percent decrease in activity levels and decreases in per revenue day materials and supplies expense.

Asset Impairment Charges During the fiscal year ended September 30, 2023, the Company initiated a plan to decommission and scrap four international FlexRig® drilling rigs and four conventional drilling rigs located in Argentina that are not suitable for unconventional drilling. As a result, these rigs were reclassified to Assets held-for-sale on our Consolidated Balance Sheets. The rigs' aggregate net book value of $8.8 million was written down to the estimated scrap value of $0.7 million, which resulted in a non-cash impairment charge of $8.1 million recorded in Asset impairment charges within our Consolidated Statement of Operations during the fiscal year ended September 30, 2023.

Offshore Gulf of Mexico

The following table presents certain information with respect to our Offshore Gulf of Mexico reportable segment:

(in thousands, except operating statistics)		2024		2023	% Change
Operating revenues	$	106,207	$	130,244	(18.5)%
Direct operating expenses		82,668		96,781	(14.6)
Depreciation		7,530		7,622	(1.2)
Selling, general and administrative expense		3,594		3,035	18.4
Segment operating income	$	12,415	$	22,806	(45.6)
Financial Data and Other Operating Statistics[1]:					
Direct margin (Non-GAAP)[2]	$	23,539	$	33,463	(29.7)
Revenue days[3]		1,111		1,460	(23.9)
Average active rigs[4]		3		4	(23.9)
Number of active rigs at the end of period[5]		3		4	(25.0)
Number of available rigs at the end of period		7		7	—
Reimbursements of "out-of-pocket" expenses	$	31,717	$	30,445	4.2

(1) These operating metrics and financial data, including average active rigs, are provided to allow investors to analyze the various components of segment financial results in terms of activity, utilization and other key results. Management uses these metrics to analyze historical segment financial results and as the key inputs for forecasting and budgeting segment financial results.

(2) Direct margin, which is considered a non-GAAP metric, is defined as operating revenues less direct operating expenses and is included as a supplemental disclosure because we believe it is useful in assessing and understanding our current operational performance, especially in making comparisons over time. See — Non-GAAP Measurements below for a reconciliation of segment operating income (loss) to direct margin.

(3) Defined as the number of contractual days we recognized revenue for during the period.

(4) Active rigs generate revenue for the Company; accordingly, 'average active rigs' represents the average number of rigs generating revenue during the applicable time period. This metric is calculated by dividing revenue days by total days in the applicable period (i.e., 366 days).

(5) Defined as the number of rigs generating revenue at the applicable end date of the time period.

Operating Revenues Operating revenues were $106.2 million and $130.2 million in the fiscal year ended September 30, 2024 and 2023, respectively. The 18.5 percent decrease in operating revenue was primarily due to a 23.9 percent decrease in activity levels, partially offset by higher per revenue day reimbursable revenue.

Direct Operating Expenses Direct operating expenses decreased to $82.7 million during the fiscal year ended September 30, 2024 as compared to $96.8 million during the fiscal year ended September 30, 2023. The decrease was primarily driven by a decrease in activity levels as described above, partially offset by an increase in per revenue day materials and supplies expense.

Other Operations

Results of our other operations, excluding corporate selling, general and administrative costs, and corporate depreciation, are as follows:

(in thousands)		2024		2023	% Change
Operating revenues	$	71,630	$	77,296	(7.3)%
Direct operating expenses		69,756		57,944	20.4
Depreciation		1,627		2,014	(19.2)
Selling, general and administrative expense		1,606		1,462	9.8
Operating income (loss)	$	(1,359)	$	15,876	(108.6)

Operating Revenues We continue to use our Captive insurance companies to insure the deductibles for our domestic workers' compensation, general liability, automobile liability claims programs, and medical stop-loss program and to insure the deductibles from the Company's international casualty and rig property programs. Operating revenues of $71.6 million and $77.3 million during the fiscal years ended September 30, 2024 and 2023, respectively, primarily consisted of $61.2 million and $67.4 million, respectively, in intercompany premium revenues recorded by the Captives. These revenues were eliminated upon consolidation.

Direct Operating Expenses Direct operating expenses of $69.8 million and $57.9 million during the fiscal years ended September 30, 2024 and 2023, respectively, primarily consisted of $11.4 million and $12.5 million, respectively, in adjustments to accruals for estimated losses allocated to the Captives, rig and casualty insurance premiums of $37.6 million and $39.7 million, respectively, and medical stop loss expenses of $15.5 million and $10.6 million, respectively. The change to accruals for estimated losses is primarily due to actuarial valuation adjustments by our third-party actuary.

Results of Operations for the Fiscal Years Ended September 30, 2023 and 2022

A discussion of our results of operations for the fiscal year ended September 30, 2023 compared to the fiscal year ended September 30, 2022 is included in Part II, Item 7— "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended September 30, 2023, filed with the SEC on November 8, 2023.

Liquidity and Capital Resources

Sources of Liquidity

Our sources of available liquidity include existing cash balances on hand, cash flows from operations, and availability under the Amended Credit Facility. Our liquidity requirements include meeting ongoing working capital needs, funding our capital expenditure projects, paying dividends declared, repaying our outstanding indebtedness, and funding the pending acquisition of KCA Deutag. Historically, we have financed operations primarily through internally generated cash flows. During periods when internally generated cash flows are not sufficient to meet liquidity needs, we may utilize cash on hand, borrow from available credit sources, access capital markets or sell our investments. Likewise, if we are generating excess cash flows or have cash balances on hand beyond our near-term needs, we may return cash to shareholders through dividends or share repurchases, or we may invest in highly rated short-term money market and debt securities. These investments can include U.S. Treasury securities, U.S. Agency issued debt securities, highly rated corporate bonds and commercial paper, certificates of deposit and money market funds. However, in some international locations we may make short-term investments that are less conservative, as equivalent highly rated investments are unavailable. See—Note 2—Summary of Significant Accounting Policies, Related Risks and Uncertainties—International Solutions Drilling Risks.

We may seek to access the debt and equity capital markets from time to time to raise additional capital, increase liquidity as necessary, fund our additional purchases, exchange or redeem senior notes, or repay any amounts under the Amended Credit Facility. Our ability to access the debt and equity capital markets depends on a number of factors, including our credit rating, market and industry conditions and market perceptions of our industry, general economic conditions, our revenue backlog and our capital expenditure commitments.

Cash Flows

Our cash flows fluctuate depending on a number of factors, including, among others, the number of our drilling rigs under contract, the revenue we receive under those contracts, the efficiency with which we operate our drilling rigs, the timing of collections on outstanding accounts receivable, the timing of payments to our vendors for operating costs, and capital expenditures. As our revenues increase, operating net working capital is typically a use of capital, while conversely, as our revenues decrease, operating net working capital is typically a source of capital.

As of September 30, 2024 and 2023, we had cash and cash equivalents of $217.3 million and $257.2 million and short-term investments of $292.9 million and $93.6 million, respectively. Our cash flows for the fiscal years ended September 30, 2024, 2023 and 2022 are presented below:

		Year Ended September 30,				
(in thousands)		**2024**		**2023**		**2022**
Net cash provided by (used in):						
Operating activities	$	684,663	$	833,682	$	233,913
Investing activities		(458,748)		(322,584)		(167,315)
Financing activities		986,507		(463,869)		(734,305)
Net increase (decrease) in cash and cash equivalents and restricted cash	$	1,212,422	$	47,229	$	(667,707)

Operating Activities

Our operating net working capital (non-GAAP) as of September 30, 2024, 2023, and 2022 is presented below:

		Year Ended September 30,				
(in thousands)		**2024**		**2023**		**2022**
Total current assets	$	1,192,069	$	1,006,625	$	1,002,944
Less:						
Cash and cash equivalents		217,341		257,174		232,131
Short-term investments		292,919		93,600		117,101
Assets held-for-sale		—		645		4,333
Prepaid property, plant and equipment		23,249		21,821		10,091
	$	658,560	$	633,385	$	639,288
Total current liabilities		446,949		418,931		394,810
Less:						
Dividends payable		25,024		25,194		26,693
Advance payment for sale of property, plant and equipment		—		—		600
	$	421,925	$	393,737	$	367,517
Operating net working capital (non-GAAP)	$	236,635	$	239,648	$	271,771

Cash flows provided by operating activities were approximately $684.7 million, $833.7 million, and $233.9 million for the fiscal year ended September 30, 2024, 2023, and 2022 respectively. The change in cash provided by operating activities between fiscal years 2024 and 2023 is primarily driven by lower activity levels partially offset by higher average pricing levels. The increase in cash provided by operating activities between fiscal years 2023 and 2022 was primarily driven by higher activity and pricing. For the purpose of understanding the impact on our cash flows from operating activities, operating net working capital is calculated as current assets, excluding cash and cash equivalents, short-term investments, assets held-for-sale, and prepaid property, plant and equipment, less current liabilities, excluding dividends payable, short-term debt and advance payments for sale of property, plant and equipment.

Operating net working capital was $236.6 million, $239.6 million and $271.8 million as of September 30, 2024, 2023 and 2022, respectively. This metric is considered a non-GAAP measure of the Company's liquidity. The Company considers operating net working capital to be a supplemental measure for presenting and analyzing trends in our cash flows from operations over time. Likewise, the Company believes that operating net working capital is useful to investors because it provides a means to evaluate the operating performance of the business using criteria that are used by our internal decision makers.

Investing Activities

Capital Expenditures Our capital expenditures were $495.1 million, $395.5 million and $250.9 million in fiscal years 2024, 2023 and 2022, respectively. The increase in capital expenditures is driven by the timing of procurement associated with equipment overhauls and certain long-term projects including the procurement of long lead items for international expansion projects. Our fiscal year 2025 capital spending is currently estimated to be between $290 million and $325 million. This estimate includes normal capital maintenance requirements, planned rig-related equipment upgrades, and skidding to walking conversions for up to six rigs.

Net Sales of Short-Term Investments Our net sales of short-term investments during fiscal year 2024 were $3.5 million compared to net sales of $14.3 million and $79.6 million in fiscal years 2023 and 2022, respectively. The change in activity is driven by our ongoing liquidity management. Additionally, the Central Bank of Argentina maintains currency controls that limit our ability to access U.S. dollars in Argentina and remit cash from our Argentine operations. The execution of certain trades known as Blue Chip Swaps effectively results in a parallel U.S. dollar exchange rate. During the fiscal year ended 2024 and 2023, we entered into a Blue Chip Swap transaction, which resulted in a $7.1 million and $12.2 million loss on investment recorded in Gain on investment securities within our Consolidated Statements of Operations, respectively. As a result of the Blue Chip Swap transactions, $13.8 million and $9.8 million of net cash was repatriated to the U.S. during 2024 and 2023, respectively.

Net Purchases of Long-Term Investments Our net purchases of long-term investments were $9.1 million, $20.7 million and $29.2 million in fiscal years 2024, 2023 and 2022, respectively. Our activity during the fiscal year ended September 30, 2024, was driven by $9.1 million of investments in various debt and equity securities. Our activity during the fiscal year ended September 30, 2023, was driven by a $14.1 million equity investment in Tamboran Resources Corporation, $4.1 million in debt and equity security investments in various geothermal energy companies, and $2.5 million investments in other equity securities. Our activity during the fiscal year ended September 30, 2022, was driven by a $33.0 million cornerstone investment in Galileo Holdco 2 Limited Technologies and the purchase of $18.2 million in various geothermal investments, offset by $22.0 million of proceeds received from the liquidation of our remaining equity securities in Schlumberger, Ltd.

Insurance Proceeds from Involuntary Conversion In November 2022, a fire at a wellsite caused substantial damage to one of our super-spec rigs within our North America Solutions segment. The major components were destroyed beyond repair and considered a total loss, and, as a result, these assets were written off and the rig was removed from our available rig count. At the time of the loss, the rig was fully insured under replacement cost insurance. During the fiscal year ended September 30, 2024, we collected $5.5 million of the total expected insurance proceeds. The total insurance proceeds received during the period exceeds the recognized loss and therefore was recognized as a gain within operating income during the fiscal year ended September 30, 2024. During the fiscal year ended September 30, 2023, we collected $9.2 million of the total expected insurance proceeds.

Sale of Assets Our proceeds from asset sales totaled $46.4 million, $70.1 million and $62.3 million in fiscal year 2024, 2023 and 2022, respectively. The decrease in proceeds is mainly driven by lower rig activity which drives lower reimbursement from customers for lost or damaged drill pipe and other used drilling equipment.

Financing Activities

Dividends We paid dividends of $1.68 per share, comprised of a base cash dividend of $1.00 and a supplemental cash dividend of $0.68 during the fiscal year 2024. Comparatively, we paid dividends of $1.94 and $1.00 per share in 2023 and 2022. Total dividends paid were $168.5 million, $201.5 million and $107.4 million in fiscal years 2024, 2023 and 2022, respectively.

Debt Issuance Proceeds and Costs On September 17, 2024, we issued $1.2 billion net aggregate principal amount of senior notes. Debt issuance costs paid in fiscal year 2024 were $22.9 million, of which $9.6 million relates to the senior notes issued in the current year and $13.3 million relates to other financing arrangements. For additional information regarding debt issuance and related costs, refer to Note 6—Debt to the Consolidated Financial Statements.

Repurchase of Shares The Company has an evergreen authorization from the Board of Directors for the repurchase of up to four million common shares in any calendar year. The repurchases may be made using our cash and cash equivalents or other available sources. During the fiscal year ended September 30, 2024, we repurchased 1.4 million common shares at an aggregate cost of $51.6 million, including accrued excise tax of $0.3 million, resulting in a net cash outflow of $51.3 million. During the fiscal year ended September 30, 2023, we repurchased 6.5 million common shares at an aggregate cost of $249.0 million, including excise tax of $1.8 million, resulting in a net cash outflow $247.2 million. During the fiscal year ended September 30, 2022, we repurchased 3.2 million common shares at an aggregate cost of $77.0 million.

Senior Notes Issued in Fiscal Year 2024

On September 17, 2024, we completed a private offering of $1.25 billion aggregate principal amount of the Notes, comprised of the following tranches: $350.0 million aggregate principal amount of 4.65 percent senior notes due 2027 issued at a price equal to 99.958 percent of their face value, $350.0 million aggregate principal amount of 4.85 percent senior notes due 2029 issued at a price equal to 99.883 percent of their face value and $550.0 million aggregate principal amount of 5.50 percent senior notes due 2034 issued at a price equal to 99.670 percent of their face value.

The Company intends to use the net proceeds, together with the proceeds of its term loan credit facility (discussed below) and cash on hand, to finance the purchase price for the Acquisition, to repay certain of KCA Deutag's outstanding indebtedness, and to pay related fees and expenses.

The Notes are subject to a "special mandatory redemption," which would require the Company to redeem the Notes at a special mandatory redemption price equal to 101.0 percent of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon in the event that (i) the consummation of the Acquisition does not occur on or before October 25, 2025, (or such later date as the Company may agree to extend the "Long Stop Date" under the Purchase Agreement), (ii) the Purchase Agreement is terminated without the consummation of the Acquisition or (iii) if the Company otherwise notifies the trustee of the Notes that it will not pursue the consummation of the Acquisition.

In connection with the issuance of the Notes, the Company also entered into a registration rights agreement, dated as of September 17, 2024 (the "Registration Rights Agreement"), with the initial purchasers of the Notes named therein. Under the Registration Rights Agreement, the Company agreed, among other things, to: (i) file a registration statement (the "Exchange Offer Registration Statement") with the SEC to register an offer to exchange each series of the Notes for freely tradable notes having terms identical in all material respects to each such series of Notes (the "Registered Exchange Offer"); (ii) use commercially reasonable efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act not later than the later of (x) the 30th day following the Company's filing of a Current Report on Form 8-K or an amendment thereto including the financial statements of KCA Deutag and pro forma financial information related to the Company's acquisition of KCA Deutag required by Items 9.01(a) and 9.01(b) of Form 8-K (the "KCA Deutag Financials Form 8-K") and (y) June 16, 2025; and (iii) use commercially reasonable efforts to cause the Registered Exchange Offer to be completed not later than the later of (x) the 60th day following the Company's filing of the KCA Deutag Financials Form 8-K and (y) July 14, 2025 (the "Exchange Offer Closing Deadline"), subject to certain limitations.

If, among other events, the Registered Exchange Offer is not completed by the Exchange Offer Closing Deadline, then special additional interest will accrue in an amount equal to 0.25 percent per annum of the principal amount of the Notes, from and including the date on which such default shall occur to but excluding the date on which such default is cured.

The indenture governing the Notes contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur certain liens; engage in sale and lease-back transactions; and consolidate, merge or transfer all or substantially all of the assets of the Company. The indenture governing the Notes also contains customary events of default with respect to the Notes.

Senior Notes Extinguished in Fiscal Year 2022

On December 20, 2018, we issued approximately $487.1 million in aggregate principal amount of the 4.65 percent senior notes due 2025 (the "2025 Notes"). On September 27, 2021, the Company delivered a conditional notice of optional full redemption for all of the outstanding 2025 Notes at a redemption price calculated in accordance with the indenture governing the 2025 Notes, plus accrued and unpaid interest on the 2025 Notes to be redeemed. The Company financed the redemption of the 2025 Notes with the net proceeds from the offering of the 2031 Notes (discussed below), together with cash on hand. The Company's obligation to redeem the 2025 Notes was conditioned upon the prior consummation of the issuance of the 2031 Notes, which was satisfied on September 29, 2021.

On October 27, 2021, we redeemed all of the outstanding 2025 Notes. As a result, the associated make-whole premium of $56.4 million and the write off of the unamortized discount and debt issuance costs of $3.7 million were recognized during the first fiscal quarter of 2022 contemporaneously with the October 27, 2021 debt extinguishment and recorded in Loss on extinguishment of debt on our Consolidated Statements of Operations during the fiscal year ended September 30, 2022.

Senior Notes Issued in Fiscal Year 2021

On September 29, 2021, we issued $550.0 million aggregate principal amount of the 2.90 percent senior notes due 2031 (the "2031 Notes") in an offering to persons reasonably believed to be qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act. Interest on the 2031 Notes is payable semi-annually on March 29 and September 29 of each year, commencing on March 29, 2022.

In June 2022, we settled a registered exchange offer (the "2022 Registered Exchange Offer") to exchange the 2031 Notes for new, SEC-registered notes that are substantially identical to the terms of the 2031 Notes, except that the offer and issuance of the new notes have been registered under the Securities Act and certain transfer restrictions, registration rights and additional interest provisions relating to the 2031 Notes do not apply to the new notes. All of the 2031 Notes were exchanged in the 2022 Registered Exchange Offer.

The indenture governing the 2031 Notes contains certain covenants that, among other things and subject to certain exceptions, limit the ability of the Company and its subsidiaries to incur certain liens; engage in sale and lease-back transactions; and consolidate, merge or transfer all or substantially all of the assets of the Company. The indenture governing the 2031 Notes also contains customary events of default with respect to the 2031 Notes.

Term Loan Credit Agreement

On August 14, 2024, the Company entered into the Term Loan Credit Agreement, dated as of August 14, 2024, among the Company, MSSF as administrative agent, and the other lenders party thereto. Under the Term Loan Credit Agreement, the Company may obtain unsecured term loans in a single delayed draw in an aggregate principal amount up to $400.0 million. The Term Loan Credit Agreement matures at the two-year anniversary of the funding of the term loans unless earlier terminated pursuant to the terms of the Term Loan Credit Agreement. We expect to use the proceeds from the Term Loan Credit Agreement, together with the net proceeds from the sale of Notes and cash on hand, to finance the purchase price for the Acquisition, to repay certain of KCA Deutag's outstanding indebtedness, and to pay related fees and expenses.

The benchmark rate is the Secured Overnight Financing Rate ("SOFR"). We can elect to borrow at either an adjusted SOFR rate or an adjusted base rate, plus an applicable margin. The adjusted SOFR rate is the forward-looking term rate based on SOFR for the applicable tenor of one, three, or six months, plus 0.10 percent per annum. The adjusted base rate is a fluctuating rate per annum equal to the highest of (i) the administrative agent's prime rate, (ii) the federal funds effective rate plus 0.50 percent, or (iii) the one-month adjusted SOFR rate plus 1.0 percent. We also pay a commitment fee on the unused balance of the facility. Borrowing spreads as well as commitment fees are determined based on the debt rating for senior unsecured debt of the Company, as determined by Moody's and Standard & Poor's. The applicable margin for SOFR borrowings and adjusted base rate borrowings ranges from 1.0 percent to 1.625 percent per annum and zero to 0.625 percent per annum, respectively. Commitment fees for both rates range from 0.10 percent to 0.250 percent per annum. Based on the unsecured debt rating of the Company on September 30, 2024, the spread over SOFR would have been 1.375 percent had borrowings been outstanding under the Term Loan Credit Agreement and commitment fees would have been 0.175 percent.

The funding of the term loans had not occurred as of September 30, 2024.

Bridge Loan Facility

In connection with, and concurrently with the entry into, the Purchase Agreement, the Company entered into a debt commitment letter dated July 25, 2024 with MSSF, pursuant to which MSSF has committed, subject to satisfaction of standard conditions, to provide the Company with an unsecured 364-day bridge loan facility in an aggregate principal amount of approximately $2.0 billion (the "Bridge Loan Facility") the proceeds of which, if drawn, would have been used to fund the Acquisition. On October 15, 2024, the remaining commitments under the Bridge Loan Facility were reduced such that there were no remaining commitments available, and the Bridge Loan Facility was automatically terminated in accordance with its terms. For additional information regarding the Bridge Loan Facility, refer to Note 6—Debt to the Consolidated Financial Statements.

Revolving Credit Facility

On August 14, 2024, the Company entered into the Amended Credit Facility with the Revolving Credit Agreement Lenders, the issuing lenders party thereto and Wells Fargo, as administrative agent, swing line lender and issuing lender, which amended and restated the Credit Agreement, dated as of November 13, 2018 (as amended through Amendment No. 2 to the Credit Agreement dated as of March 8, 2022, the "Existing Credit Agreement"), among the Company, the lenders party thereto and Wells Fargo, as administrative agent, swing line lender and issuing lender.

Under the terms of the Amended Credit Facility, the Company may obtain unsecured revolving loans in an aggregate principal amount not to exceed $950.0 million outstanding at any time (the "Revolving Credit Facility"). $775.0 million of the revolving commitments under the Amended Credit Facility expire on November 12, 2028 and $175.0 million of the revolving commitments mature on November 10, 2027 (the "Stated Maturity Date"), but the Company may request two one-year extensions of the Stated Maturity Date, subject to satisfaction of certain conditions. Commitments under the Amended Credit Facility may be increased by up to $100.0 million, subject to the agreement of the Company and new or existing Revolving Credit Agreement Lenders.

The proceeds of the loans made under the Amended Credit Facility may be used by the Company for (i) working capital and other general corporate purposes, (ii) for the payment of fees and expenses related to the entering into of the Amended Credit Facility and the other credit documents and (iii) for the refinancing of the extensions of credit under the Existing Credit Agreement.

The benchmark rate is the SOFR. We can elect to borrow at either an adjusted SOFR rate or an adjusted base rate, plus an applicable margin. The adjusted SOFR rate is the forward-looking term rate based on SOFR for the applicable tenor of one, three, or six months, plus 0.10 percent per annum. The adjusted base rate is a fluctuating rate per annum equal to the highest of (i) the administrative agent's prime rate, (ii) the federal funds effective rate plus 0.50 percent, or (iii) the one-month adjusted SOFR rate plus 1.0 percent. We also pay a commitment fee on the unused balance of the facility. Borrowing spreads as well as commitment fees are determined based on the debt rating for senior unsecured debt of the Company, as determined by Moody's and Standard & Poor's. The applicable margin for SOFR borrowings and adjusted base rate borrowings ranges from 0.875 percent to 1.500 percent per annum and zero to 0.50 percent per annum, respectively. Commitment fees for both rates range from 0.075 percent to 0.200 percent per annum. Based on the unsecured debt rating of the Company on September 30, 2024, the spread over SOFR would have been 1.250 percent had borrowings been outstanding under the Amended Credit Facility and commitment fees would have been 0.150 percent. There is a financial covenant in the Amended Credit Facility that requires us to maintain a total funded debt to total capitalization ratio of less than or equal to 55.0 percent. The Amended Credit Facility contains additional terms, conditions, restrictions and covenants that we believe are usual and customary in unsecured debt arrangements for companies of similar size and credit quality, including a limitation that priority debt (as defined in the credit agreement) may not exceed 17.5 percent of the net worth of the Company. As of September 30, 2024, there were no borrowings or letters of credit outstanding, leaving $950.0 million available to borrow under the Amended Credit Facility.

As of September 30, 2024, we had $160.0 million in uncommitted bilateral credit facilities, for the purpose of obtaining the issuance of international letters of credit, bank guarantees, and performance bonds. Of the $160.0 million, $39.7 million was outstanding as of September 30, 2024. Separately, we had $5.0 million in standby letters of credit and bank guarantees outstanding. In total, we had $44.7 million outstanding as of September 30, 2024.

The applicable agreements for all unsecured debt contain additional terms, conditions and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. At September 30, 2024, we were in compliance with all debt covenants.

Future Cash Requirements

Our operating cash requirements, scheduled debt repayments, interest payments, any declared dividends, and estimated capital expenditures for fiscal year 2025 are expected to be funded through current cash and cash to be provided from operating activities. However, there can be no assurance that we will continue to generate cash flows at current levels. If needed, we may decide to obtain additional funding from our $950.0 million Amended Credit Facility. Our indebtedness under our unsecured senior notes totaled $1.8 billion at September 30, 2024 and comprised with the following maturities: $350.0 million due December 2027, $350.0 million due December 2029, $550.0 million due September 2031, and $550.0 million due December 2034.

On July 25, 2024, H&P and certain of its wholly owned subsidiaries entered into the Purchase Agreement to acquire KCA Deutag for total cash consideration of approximately $2.0 billion, which consists of the $0.9 billion unadjusted share purchase price and $1.1 billion to contemporaneously repay or redeem certain of KCA Deutag's existing debt upon consummation of the Acquisition. Total consideration is subject to adjustment as set forth in the Purchase Agreement. The transaction is expected to close prior to calendar 2024 year end, subject to customary closing conditions and regulatory approvals. We expect to use the proceeds from the Term Loan Credit Agreement, together with the net proceeds from the sale of the Notes and cash on hand, to finance the purchase price for the Acquisition, to repay certain of KCA Deutag's outstanding indebtedness, and to pay related fees and expenses.

As of September 30, 2024, we had a $495.5 million deferred tax liability on our Consolidated Balance Sheets, primarily related to temporary differences between the financial and income tax basis of property, plant and equipment. Our capital expenditures over the last several years have been subject to accelerated depreciation methods (including bonus depreciation) available under the Internal Revenue Code of 1986, as amended, enabling us to defer a portion of cash tax payments to future years. Future levels of capital expenditures and results of operations will determine the timing and amount of future cash tax payments. We expect to be able to meet any such obligations utilizing cash and investments on hand, as well as cash generated from ongoing operations.

At September 30, 2024, we have recorded approximately $0.8 million of unrecognized tax benefits, interest, and penalties. We cannot predict with certainty if we will achieve ultimate resolution of any additional uncertain tax positions associated with our U.S. and international operations resulting in any additional material increases or decreases of our unrecognized tax benefits for the next twelve months.

The long-term debt to total capitalization ratio was 38.2 percent and 16.6 percent as of September 30, 2024 and 2023. For additional information regarding debt agreements, refer to Note 6—Debt to the Consolidated Financial Statements.

There were no other significant changes in our financial position since September 30, 2023.

Material Commitments

Our contractual obligations as of September 30, 2024 are summarized in the table below:

		Obligations due by fiscal year					
(in thousands)	Total	2025	2026	2027	2028	2029	Thereafter
Long-term debt	1,800,000	—	—	—	350,000	—	1,450,000
Interest[1]	558,389	79,450	79,450	79,450	65,888	63,175	190,976
Operating leases[2]	73,032	9,443	8,126	7,646	7,045	6,862	33,910
Purchase obligations[3]	116,327	116,327	—	—	—	—	—
Total contractual obligations	$ 2,547,748	$ 205,220	$ 87,576	$ 87,096	$ 422,933	$ 70,037	$ 1,674,886

(1) Interest on fixed-rate unsecured senior notes was estimated based on principal maturities. See Note 6—Debt to our Consolidated Financial Statements.

(2) See Note 4—Leases to our Consolidated Financial Statements.

(3) See Note 16—Commitments and Contingencies to our Consolidated Financial Statements.

Critical Accounting Policies and Estimates

Accounting policies that we consider significant are summarized in Note 2—Summary of Significant Accounting Policies, Related Risks and Uncertainties to our Consolidated Financial Statements included in Part II, Item 8—"Financial Statements and Supplementary Data" of this Form 10-K. The preparation of our financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. Estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are evaluated on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions. The following is a discussion of the critical accounting policies and estimates used in our financial statements.

Property, Plant and Equipment

Property, plant and equipment, including renewals and betterments, are capitalized at cost, while maintenance and repairs are expensed as incurred. We account for the depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of the assets considering the estimated salvage value of the property, plant and equipment. Both the estimated useful lives and salvage values require the use of management estimates. Assets held-for-sale are reported at the lower of the carrying amount or fair value less estimated costs to sell. Our estimate of fair value represents our best estimate based on industry trends and reference to market transactions and is subject to variability. Certain events, such as unforeseen changes in operations, technology or market conditions, could materially affect our estimates and assumptions related to depreciation or result in abandonments. For the fiscal years presented in this Form 10-K, no significant changes were made to the determinations of useful lives or salvage values. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are recorded in the results of operations.

Impairment of Long-lived Assets, Goodwill and Other Intangible Assets

Management assesses the potential impairment of our long-lived assets and finite-lived intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Changes that could prompt such an assessment may include equipment obsolescence, changes in the market demand, periods of relatively low rig utilization, declining revenue per day, declining cash margin per day, completion of specific contracts, change in technology and/or overall changes in general market conditions. If a review of the long-lived assets and finite-lived intangibles indicates that the carrying value of certain of these assets or asset groups is more than the estimated undiscounted future cash flows, an impairment charge is made, as required, to adjust the carrying value to the estimated fair value. Cash flows are estimated by management considering factors such as prospective market demand, recent changes in rig technology and its effect on each rig's marketability, any cash investment required to make a rig marketable, suitability of rig size and makeup to existing platforms, and competitive dynamics including utilization. The fair value of drilling rigs is determined based upon either an income approach using estimated discounted future cash flows, a market approach considering factors such as recent market sales of rigs of other companies and our own sales of rigs, appraisals and other factors, a cost approach utilizing new reproduction costs adjusted for the asset age and condition, and/or a combination of multiple approaches. The use of different assumptions could increase or decrease the estimated fair value of assets and could therefore affect any impairment measurement.

We review goodwill for impairment annually in the fourth fiscal quarter or more frequently if events or changes in circumstances indicate it is more likely than not that the carrying amount of the reporting unit holding such goodwill may exceed its fair value. We initially assess goodwill for impairment based on qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of one of our reporting units is greater than its carrying amount.

If further testing is necessary or a quantitative test is elected, we quantitatively compare the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds the fair value, an impairment charge will be recognized in an amount equal to the excess; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit.

See Note 5—Goodwill and Intangible Assets for additional discussion of goodwill and intangible assets.

Self-Insurance Accruals

We insure working land rigs and related equipment at values that approximate the current replacement costs on the inception date of the policies. However, we self-insure large deductibles under these policies. We also carry insurance with varying deductibles and coverage limits with respect to stacked rigs, offshore platform rigs, and "named wind storm" risk in the Gulf of Mexico. We self-insure a number of other risks, including loss of earnings and business interruption.

We self-insure a significant portion of expected losses relating to workers' compensation, general liability, employer's liability, auto liability, and certain other insurance coverages. Generally, deductibles range from $1 million to $10 million per occurrence depending on the coverage and whether a claim occurs outside or inside of the United States. Insurance is purchased over deductibles to reduce our exposure to catastrophic events but there can be no assurance that such coverage will apply or be adequate in all circumstances. Estimates are recorded for incurred outstanding liabilities for workers' compensation and other casualty claims. Retained losses under worker's compensation, general, automobile, and employer's liability policies are estimated and accrued based upon our estimates of the aggregate liability for claims incurred. These estimates are based on adjusters' estimates, our historical loss experience and statistical methods commonly used within the insurance industry that we believe are reliable.

We also engage a third-party actuary to perform a periodic review of our casualty losses. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs. Our wholly-owned captive insurance companies finance a significant portion of the physical damage risk on company-owned drilling rigs as well as casualty deductibles and other risk retentions. An actuary reviews the loss reserves retained by the Company and the Captives on an annual basis.

Revenue Recognition

Drilling services revenues are primarily comprised of daywork drilling contracts for which the related revenues and expenses are recognized as services are performed and collection is reasonably assured. With most drilling contracts, we receive payments contractually designated for the mobilization and demobilization of drilling rigs and other equipment to and from the client's drill site. Revenue associated with the mobilization and demobilization of our drilling rigs to and from the client's drill site do not relate to a distinct good or service. These revenues are deferred and recognized ratably over the related contract term that drilling services are provided. The amount of demobilization revenue that we ultimately collect is dependent upon the specific contractual terms, most of which include provisions for reduced or no payment for demobilization when, among other things, the contract is renewed or extended with the same client, or when the rig is subsequently contracted with another client prior to the termination of the current contract. Since revenues associated with demobilization activity are typically variable, at each period end, they are estimated at the most likely amount, and constrained when the likelihood of a significant reversal is probable. Direct costs incurred for the mobilization, are deferred and recognized on a straight-line basis as the drilling service is provided. While costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred.

We also act as a principal for certain reimbursable services and auxiliary equipment provided by us to our clients, for which we incur costs and earn revenues. Many of these costs are variable, or dependent upon the activity that is performed each day under the related contract. Accordingly, reimbursements that we receive for out-of-pocket expenses are recorded as revenues and the out-of-pocket expenses for which they relate are recorded as operating costs during the period to which they relate within the series of distinct time increments. For contracts that are terminated prior to the specified term, early termination payments received by us are recognized as revenues when all contractual requirements are met.

Income Taxes

Deferred income taxes are accounted for under the liability method, which takes into account the differences between the basis of the assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. Our net deferred tax liability balance at year-end reflects the application of our income tax accounting policies and is based on management's estimates, judgments and assumptions. Included in our net deferred tax liability balance are deferred tax assets that are assessed for realizability. If it is more likely than not that a portion of the deferred tax assets will not be realized in a future period, the deferred tax assets will be reduced by a valuation allowance based on management's estimates.

In addition, we operate in several countries throughout the world and our tax returns filed in those jurisdictions are subject to review and examination by tax authorities within those jurisdictions. We recognize uncertain tax positions we believe have a greater than 50 percent likelihood of being sustained. We cannot predict or provide assurance as to the ultimate outcome of any existing or future assessments.

New Accounting Standards

See Note 2—Summary of Significant Accounting Policies, Related Risks and Uncertainties to our Consolidated Financial Statements for recently adopted accounting standards and new accounting standards not yet adopted.

Non-GAAP Measurements

Direct Margin

Direct margin is considered a non-GAAP metric. We define "Direct margin" as operating revenues less direct operating expenses. Direct margin is included as a supplemental disclosure because we believe it is useful in assessing and understanding our current operational performance, especially in making comparisons over time. Direct margin is not a substitute for financial measures prepared in accordance with GAAP and should therefore be considered only as supplemental to such GAAP financial measures.

The following table reconciles direct margin to segment operating income, which we believe is the financial measure calculated and presented in accordance with GAAP that is most directly comparable to direct margin.

| | Year Ended September 30, 2024 | | |
(in thousands)	North America Solutions	International Solutions	Offshore Gulf of Mexico
Segment operating income (loss)	$ 610,674	$ (949)	$ 12,415
Add back:			
Depreciation and amortization	366,446	10,863	7,530
Research and development	41,305	—	—
Selling, general and administrative expense	61,107	9,427	3,594
Direct margin (Non-GAAP)	$ 1,079,532	$ 19,341	$ 23,539

| | Year Ended September 30, 2023 | | |
(in thousands)	North America Solutions	International Solutions	Offshore Gulf of Mexico
Segment operating income (loss)	$ 625,467	$ (891)	$ 22,806
Add back:			
Depreciation and amortization	353,976	7,615	7,622
Research and development	30,457	—	—
Selling, general and administrative expense	58,367	10,401	3,035
Asset impairment charges	3,948	8,149	—
Direct margin (Non-GAAP)	$ 1,072,215	$ 25,274	$ 33,463

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our financial position is exposed to a variety of risks, including foreign currency exchange rate risk, commodity price risk, credit and capital market risk, interest rate risk and equity price risk.

Foreign Currency Exchange Rate Risk

Our drilling contracts in foreign countries generally provide for payment in U.S. dollars. Historically, in Argentina, while the contracts were denominated in the U.S. dollar, we were paid in Argentine pesos. The Argentine branch of one of our second-tier subsidiaries remits U.S. dollars to its U.S. parent by converting the Argentine pesos into U.S. dollars through the Argentine Foreign Exchange Market and repatriating the U.S. dollars. In the future, other contracts or applicable law may require payments to be made in foreign currencies. As such, there can be no assurance that we will not experience in Argentina or elsewhere a devaluation of foreign currency, foreign exchange restrictions or other difficulties repatriating U.S. dollars even if we are able to negotiate the contract provisions designed to mitigate such risks. At September 30, 2024, a hypothetical decrease in value of 10 percent would result in a decrease in value of our monetary assets and liabilities denominated in Argentine pesos by approximately $0.6 million.

Argentina's economy is currently considered highly inflationary, which is defined as cumulative inflation rates exceeding 100 percent in the most recent three-year period based on inflation data published by the respective governments. Nonetheless, all of our foreign operations use the U.S. dollar as the functional currency and local currency monetary assets and liabilities are remeasured into U.S. dollars with gains and losses resulting from foreign currency transactions included in current results of operations.

Commodity Price Risk

The demand for drilling services and solutions is derived from exploration and production companies spending money to explore and develop drilling prospects in search of crude oil and natural gas. Their spending is driven by their cash flow, financial strength, and desires to return excess cash to shareholders, which is affected by trends in crude oil and natural gas commodity prices. Crude oil prices are determined by a number of factors including global supply and demand, the establishment of and compliance with production quotas by oil exporting countries, worldwide economic conditions and geopolitical factors. Crude oil and natural gas prices have historically been volatile and very difficult to predict with any degree of certainty. While current energy prices are important contributors to positive cash flow for customers, expectations about future prices and price volatility are generally more important for determining future spending levels. This volatility can lead many exploration and production companies to base their capital spending on much more conservative estimates of commodity prices. As a result, demand for drilling services and solutions is not always purely a function of the movement of commodity prices.

Credit and Capital Market Risk

Customers may finance their exploration activities through cash flow from operations, the incurrence of debt, or the issuance of equity. Any deterioration in the credit and capital markets, as experienced in the past, can make it difficult for customers to obtain funding for their capital needs. A reduction of cash flow resulting from declines in commodity prices or a reduction of available financing may result in customer credit defaults or reduced demand for our services, which could have a material adverse effect on our business, financial condition and results of operations. Similarly, we may need to access capital markets to obtain financing. Our ability to access capital markets for financing could be limited by, among other things, oil and gas prices, our existing capital structure, our credit ratings, the state of the economy, the health of the drilling and overall oil and gas industry, and the liquidity of the capital markets. Many of the factors that affect our ability to access capital markets are outside of our control. No assurance can be given that we will be able to access capital markets on terms acceptable to us when required to do so, which could have a material adverse impact on our business, financial condition and results of operations.

Further, we attempt to secure favorable prices through advanced ordering and purchasing for drilling rig components. While these materials have generally been available at acceptable prices, there is no assurance the prices will not vary significantly in the future. Any fluctuations in market conditions causing increased prices in materials and supplies could have a material adverse effect on future operating costs.

Interest Rate Risk

Our interest rate risk exposure results primarily from short-term rates, mainly SOFR-based, on any borrowings from the Amended credit facility. There were no outstanding borrowings under this facility at September 30, 2024 and our outstanding debt consisted of $1.8 billion (face amount) in senior unsecured notes, and an estimated fair value of $1.7 billion as of September 30, 2024. The $1.8 billion (face amount) in senior unsecured notes at September 30, 2024 comprised of the following: $350.0 million aggregate principal amount of 4.65 percent senior notes due 2027, $350.0 million aggregate principal amount of 4.85 percent senior notes due 2029, $550.0 million aggregate principal amount of 2.90 percent senior notes due 2031 and $550.0 million aggregate principal amount of 5.50 percent senior notes due 2034.

Equity Price Risk

As of September 30, 2024 and 2023, we had equity securities in Tamboran Corp. with a total fair value of $21.0 million and $9.9 million, respectively. On June 4, 2024, the Company entered into a convertible note agreement with Tamboran Corp. This note was utilized to relieve Tamboran's outstanding accounts receivable balance owed to the Company, and therefore no cash was exchanged as part of the transaction. The convertible note agreement provided that the notes converted into shares of common stock of Tamboran Corp. under certain circumstances in connection with an initial public offering in which its stock was listed on the New York Stock Exchange ("NYSE") or NASDAQ Stock Exchange. On June 26, 2024,Tamboran Corp. completed an initial public offering of its common stock on the NYSE and as a result of this offering, our convertible note of $9.4 million was converted into 0.5 million common shares in Tamboran Corp. Our shares received in this initial public offering are subject to a 180-day lockup period. Consistent with the provisions of ASU No. 2022-03, contractual sale restrictions are not considered in the fair value measurement of our investment in Tamboran Resources Corporation.

As of September 30, 2024 and 2023 we had equity securities in ADNOC Drilling with a total fair value of $205.6 million and $174.8 million, respectively. Our investment in ADNOC Drilling was subject to a three-year lockup period, which expired during September 2024. We have applied the guidance in Topic 820, Fair Value Measurement, in the initial accounting of the transaction and the subsequent revaluation of the investment balance, concluding that the contractual restriction on the sale of an equity security that is publicly traded is not considered in measuring fair value.

A hypothetical 10 percent decrease in the market price for our marketable equity securities of Tamboran Corp and ADNOC Drilling as of September 30, 2024 would decrease the fair value by $22.7 million. These securities are subject to a wide variety and number of market-related risks that could substantially reduce or increase the fair value of our holdings.

Subsequent to the 2024 fiscal year end, we sold our shares of ADNOC Drilling for aggregate proceeds of approximately $197.3 million. Refer to Note 18—Subsequent Events.

At November 6, 2024, the total fair value of our remaining equity securities in Tamboran Corp. decreased to approximately $19.1 million. We continually monitor the fair value of the investments but are unable to predict future market volatility and any potential impact to the Consolidated Financial Statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA



INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control over Financial Reporting

Management of Helmerich & Payne, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America, and includes those policies and procedures that:

(i)   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and the Board of Directors; and

(iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2024. In making this assessment, management used the criteria established in the *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria in *Internal Control-Integrated Framework (2013)*, management has concluded that the Company maintained effective internal control over financial reporting as of September 30, 2024.

Ernst & Young LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of September 30, 2024, as stated in their report which appears herein.

Helmerich & Payne, Inc.

by

/s/ John W. Lindsay	/s/ J. Kevin Vann
John W. Lindsay	J. Kevin Vann
Director, President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
November 13, 2024	November 13, 2024

The Board of Directors and Shareholders of Helmerich & Payne, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Helmerich & Payne, Inc.'s internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Helmerich & Payne, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2024, and the related notes and our report dated November 13, 2024 expressed an unqualified opinion thereon.

We have audited Helmerich & Payne, Inc.'s internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Helmerich & Payne, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on the COSO criteria..

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Tulsa, Oklahoma
November 13, 2024

The Board of Directors and Shareholders of Helmerich & Payne, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Helmerich & Payne, Inc. (the Company) as of September 30, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 13, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Self-Insurance Accruals

Description of the Matter   The Company's liability for self-insured risks for workers' compensation and other casualty claims was $76.3 million at September 30, 2024. As described in Note 2 to the consolidated financial statements, this liability is based on a third-party actuarial analysis and includes an estimate for incurred but not reported claims. The actuarial analysis considers a variety of factors, including third-party adjusters' estimates, historical experience, and statistical methods commonly used within the insurance industry.

Auditing the Company's liability for self-insured risks for worker's compensation and other casualty claims is complex and required us to use our actuarial specialists due to the measurement uncertainty associated with the estimate, management's application of significant judgment, and the use of various actuarial methods.

How We Addressed the Matter in Our Audit	We evaluated the design and tested the operating effectiveness of the Company's controls over the workers' compensation and other casualty claims accrual process, including management's review controls over the significant assumptions used in the calculation and the completeness and accuracy of the data underlying the reserve.
	To test the liability for self-insured risks for workers' compensation and other casualty claims, we performed audit procedures that included, among others, testing the completeness and accuracy of the underlying claims data provided to management's actuary and obtaining legal confirmation letters to evaluate the reserves recorded on significant litigated matters. Additionally, we involved our actuarial specialists to assist in our evaluation of the methodologies applied by management's actuary in establishing the actuarially determined reserve. We compared the Company's estimates to ranges of estimates independently developed by our actuarial specialists.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1994.

Tulsa, Oklahoma

November 13, 2024

HELMERICH & PAYNE, INC.
CONSOLIDATED BALANCE SHEETS

	September 30,	
(in thousands except share data and per share amounts)	**2024**	**2023**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 217,341	$ 257,174
Restricted cash	68,902	59,064
Short-term investments	292,919	93,600
Accounts receivable, net of allowance of $2,977 and $2,688, respectively	418,604	404,188
Inventories of materials and supplies, net	117,884	94,227
Prepaid expenses and other, net	76,419	97,727
Assets held-for-sale	—	645
Total current assets	1,192,069	1,006,625
Investments, net	100,567	264,947
Property, plant and equipment, net	3,016,277	2,921,695
Other Noncurrent Assets:		
Goodwill	45,653	45,653
Intangible assets, net	54,147	60,575
Operating lease right-of-use assets	67,076	50,400
Restricted cash	1,242,417	—
Other assets, net	63,692	32,061
Total other noncurrent assets	1,472,985	188,689
Total assets	$ 5,781,898	$ 4,381,956
LIABILITIES & SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 135,084	$ 130,852
Dividends payable	25,024	25,194
Accrued liabilities	286,841	262,885
Total current liabilities	446,949	418,931
Noncurrent Liabilities:		
Long-term debt, net	1,782,182	545,144
Deferred income taxes	495,481	517,809
Other	140,134	128,129
Total noncurrent liabilities	2,417,797	1,191,082
Commitments and Contingencies (Note 16)		
Shareholders' Equity:		
Common stock, $0.10 par value, 160,000,000 shares authorized, 112,222,865 shares issued as of September 30, 2024 and 2023, and 98,755,412 and 99,426,526 shares outstanding as of September 30, 2024 and 2023, respectively	11,222	11,222
Preferred stock, no par value, 1,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	518,083	525,369
Retained earnings	2,883,590	2,707,715
Accumulated other comprehensive loss	(6,350)	(7,981)
Treasury stock, at cost, 13,467,453 shares and 12,796,339 shares as of September 30, 2024 and 2023, respectively	(489,393)	(464,382)
Total shareholders' equity	2,917,152	2,771,943
Total liabilities and shareholders' equity	$ 5,781,898	$ 4,381,956

The accompanying notes are an integral part of these consolidated financial statements.

HELMERICH & PAYNE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended September 30,		
(in thousands, except per share amounts)		**2024**	**2023**	**2022**
OPERATING REVENUES				
Drilling services		$ 2,746,128	$ 2,862,677	$ 2,049,841
Other		10,479	9,744	9,103
		2,756,607	2,872,421	2,058,944
OPERATING COSTS AND EXPENSES				
Drilling services operating expenses, excluding depreciation and amortization		1,630,225	1,715,098	1,426,589
Other operating expenses		4,483	4,477	4,638
Depreciation and amortization		397,344	382,314	403,170
Research and development		40,967	30,046	26,563
Selling, general and administrative		244,877	206,657	182,366
Asset impairment charges		—	12,097	4,363
Restructuring charges		—	—	838
Acquisition transaction costs		14,982	—	—
Gain on reimbursement of drilling equipment		(33,309)	(48,173)	(29,443)
Other (gain) loss on sale of assets		5,139	8,016	(5,432)
		2,304,708	2,310,532	2,013,652
OPERATING INCOME		**451,899**	**561,889**	**45,292**
Other income (expense)				
Interest and dividend income		41,168	28,393	18,090
Interest expense		(29,093)	(17,283)	(19,203)
Gain on investment securities		13,953	11,299	57,937
Loss on extinguishment of debt		—	—	(60,083)
Other		3,093	9,081	(10,714)
		29,121	31,490	(13,973)
Income before income taxes		481,020	593,379	31,319
Income tax expense		136,855	159,279	24,366
NET INCOME		**$ 344,165**	**$ 434,100**	**$ 6,953**
Basic earnings per common share		$ 3.43	$ 4.18	$ 0.05
Diluted earnings per common share		$ 3.43	$ 4.16	$ 0.05
Weighted average shares outstanding:				
Basic		98,857	102,447	105,891
Diluted		99,067	102,852	106,555

The accompanying notes are an integral part of these consolidated financial statements.

HELMERICH & PAYNE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended September 30,				
(in thousands)		**2024**		**2023**		**2022**
Net income	$	344,165	$	434,100	$	6,953
Other comprehensive income, net of income taxes:						
Net change related to employee benefit plans, net of income taxes of $0.6 million, $1.2 million, and $2.3 million at September 30, 2024, 2023, and 2022, respectively.		2,143		4,091		8,172
Unrealized loss on available-for-sale debt security, net of income taxes of $0.2 million at September 30, 2024		(512)		—		—
Other comprehensive income		1,631		4,091		8,172
Comprehensive income	$	345,796	$	438,191	$	15,125

The accompanying notes are an integral part of these consolidated financial statements.

HELMERICH & PAYNE, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total
Balance at September 30, 2021	112,222	$ 11,222	$ 529,903	$ 2,573,375	$ (20,244)	4,324	$(181,638)	$2,912,618
Comprehensive income:								
Net income	—	—	—	6,953	—	—	—	6,953
Other comprehensive income	—	—	—	—	8,172	—	—	8,172
Dividends declared ($1.00 per share)	—	—	—	(106,756)	—	—	—	(106,756)
Vesting of restricted stock awards, net of shares withheld for employee taxes	—	—	(28,608)	—	—	(550)	23,109	(5,499)
Stock-based compensation	—	—	28,032	—	—	—	—	28,032
Share repurchases	—	—	—	—	—	3,155	(76,999)	(76,999)
Other	—	—	(1,049)	—	—	—	—	(1,049)
Balance at September 30, 2022	112,222	$ 11,222	$ 528,278	$ 2,473,572	$ (12,072)	6,929	$(235,528)	$2,765,472
Comprehensive income:								
Net income	—	—	—	434,100	—	—	—	434,100
Other comprehensive income	—	—	—	—	4,091	—	—	4,091
Dividends declared ($1.00 base per share, $0.94 supplemental per share)	—	—	—	(199,957)	—	—	—	(199,957)
Vesting of restricted stock awards, net of shares withheld for employee taxes	—	—	(34,545)	—	—	(678)	20,135	(14,410)
Stock-based compensation	—	—	32,456	—	—	—	—	32,456
Share repurchases	—	—	—	—	—	6,545	(248,989)	(248,989)
Other	—	—	(820)	—	—	—	—	(820)
Balance at September 30, 2023	112,222	$ 11,222	$ 525,369	$ 2,707,715	$ (7,981)	12,796	$(464,382)	$2,771,943
Comprehensive income:								
Net income	—	—	—	344,165	—	—	—	344,165
Other comprehensive income	—	—	—	—	1,631	—	—	1,631
Dividends declared ($1.00 base per share, $0.68 supplemental per share)	—	—	—	(168,290)	—	—	—	(168,290)
Vesting of restricted stock awards, net of shares withheld for employee taxes	—	—	(38,797)	—	—	(729)	26,620	(12,177)
Stock-based compensation	—	—	31,198	—	—	—	—	31,198
Share repurchases	—	—	—	—	—	1,400	(51,631)	(51,631)
Other	—	—	313	—	—	—	—	313
Balance at September 30, 2024	112,222	$ 11,222	$ 518,083	$ 2,883,590	$ (6,350)	13,467	$(489,393)	$2,917,152

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended September 30, 2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 344,165	$ 434,100	$ 6,953
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	397,344	382,314	403,170
Asset impairment charges	—	12,097	4,363
Amortization of debt discount and debt issuance costs	10,560	1,079	1,200
Loss on extinguishment of debt	—	—	60,083
Stock-based compensation	31,198	32,456	28,032
Gain on investment securities	(13,953)	(11,299)	(57,937)
Gain on reimbursement of drilling equipment	(33,309)	(48,173)	(29,443)
Other (gain) loss on sale of assets	5,139	8,016	(5,432)
Deferred income tax benefit	(23,191)	(20,400)	(28,488)
Other	5,132	8,979	7,140
Change in assets and liabilities:			
Accounts receivable	(10,744)	56,281	(235,562)
Inventories of materials and supplies	(20,764)	(7,826)	(5,228)
Prepaid expenses and other	3,370	(1,803)	6,224
Other noncurrent assets	(20,740)	(11,135)	2,581
Accounts payable	(2,291)	4,237	53,242
Accrued liabilities	16,798	(10,139)	45,069
Other noncurrent liabilities	(4,051)	4,898	(22,054)
Net cash provided by operating activities	684,663	833,682	233,913
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(495,072)	(395,460)	(250,894)
Other capital expenditures related to assets held-for-sale	—	—	(21,645)
Purchase of short-term investments	(200,653)	(180,993)	(165,109)
Purchase of long-term investments	(9,120)	(20,748)	(51,241)
Proceeds from sale of short-term investments	204,152	195,311	244,728
Proceeds from sale of long-term investments	—	—	22,042
Proceeds from asset sales	46,412	70,085	62,304
Insurance proceeds from involuntary conversion	5,533	9,221	—
Other	(10,000)	—	(7,500)
Net cash used in investing activities	(458,748)	(322,584)	(167,315)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(168,459)	(201,456)	(107,395)
Proceeds from debt issuance	1,247,629	—	—
Debt issuance costs	(22,934)	—	—
Payments for employee taxes on net settlement of equity awards	(12,177)	(14,410)	(5,505)
Payment of contingent consideration from acquisition of business	(6,250)	(250)	(250)
Payments for early extinguishment of long-term debt	—	—	(487,148)
Make-whole premium payment	—	—	(56,421)
Share repurchases	(51,302)	(247,213)	(76,999)
Other	—	(540)	(587)
Net cash provided by (used in) financing activities	986,507	(463,869)	(734,305)
Net increase (decrease) in cash and cash equivalents and restricted cash	1,212,422	47,229	(667,707)
Cash and cash equivalents and restricted cash, beginning of period	316,238	269,009	936,716
Cash and cash equivalents and restricted cash, end of period	$ 1,528,660	$ 316,238	$ 269,009

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended September 30,		
(in thousands)	2024	2023	2022
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid (received) during the period:			
Interest paid	$ 15,947	$ 17,099	$ 18,909
Income tax paid	181,349	199,139	17,731
Income tax received	(1,224)	(26,809)	(62)
Cash paid for amounts included in the measurement of lease liabilities:			
Payments for operating leases	13,260	12,441	11,233
Non-cash operating and investing activities:			
Changes in accounts payable and accrued liabilities related to purchases of property, plant and equipment	(20,454)	(2,554)	(2,425)

The accompanying notes are an integral part of these consolidated financial statements.

HELMERICH & PAYNE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 NATURE OF OPERATIONS

H&P through its operating subsidiaries provides performance-driven drilling solutions and technologies that are intended to make hydrocarbon recovery safer and more economical for oil and gas exploration and production companies.

Our drilling services operations are organized into the following reportable operating business segments: North America Solutions, International Solutions and Offshore Gulf of Mexico. Our real estate operations and our wholly-owned captive insurance companies are included in "Other." Refer to Note 17—Business Segments and Geographic Information for further details on our reportable segments.

Our North America Solutions operations are primarily located in Texas, but also traditionally operate in other states, depending on demand. Such states include: Colorado, Louisiana, New Mexico, North Dakota, Ohio, Oklahoma, Pennsylvania, Utah, West Virginia, and Wyoming. Our International Solutions operations have rigs and/or services primarily located in five international locations: Argentina, Australia, Bahrain, Colombia and the U.A.E. Additionally, we commenced operations in Saudi Arabia in the first quarter of fiscal 2025. Our Offshore Gulf of Mexico operations are conducted in Louisiana and in U.S. federal waters in the Gulf of Mexico.

We also own and operate a limited number of commercial real estate properties located in Tulsa, Oklahoma. Our real estate investments include a shopping center and undeveloped real estate.

Pending KCA Deutag Acquisition

On July 25, 2024, H&P and certain of its wholly owned subsidiaries entered into the Purchase Agreement to acquire KCA Deutag for total cash consideration of approximately $2.0 billion, which consists of the $0.9 billion unadjusted share purchase price and $1.1 billion to contemporaneously repay or redeem certain of KCA Deutag's existing debt upon consummation of the Acquisition. Total consideration is subject to adjustment as set forth in the Purchase Agreement. The transaction is expected to close prior to calendar 2024 year end, subject to customary closing conditions and regulatory approvals.

KCA Deutag is a diverse global drilling company. The company has a significant land drilling presence in the Middle East, which represents approximately two-thirds of the company's calendar year 2023 Operating EBITDA, with additional operations in South America, Europe and Africa. In addition to its land operations, KCA Deutag has asset-light offshore management contract operations in the North Sea, Angola, Azerbaijan and Canada, with super major customers and long-term earnings visibility through a robust backlog. KCA Deutag's Kenera segment comprises manufacturing and engineering businesses, including Bentec, with three facilities serving the energy industry, representing a longer-term growth opportunity.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, RELATED RISKS AND UNCERTAINTIES

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The Consolidated Financial Statements include the accounts of H&P and its domestic and foreign subsidiaries. Consolidation of a subsidiary begins when the Company gains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income, expenses and other comprehensive income or loss of a subsidiary acquired or disposed of during the fiscal year are included in the Consolidated Statements of Operations and Comprehensive Income from the date the Company gains control until the date when the Company ceases to control the subsidiary. All intercompany accounts and transactions have been eliminated upon consolidation.

Foreign Currencies

Our functional currency, together with all our foreign subsidiaries, is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at exchange rates in effect at the end of the period, and the resulting gains and losses are recorded on our Consolidated Statements of Operations. Aggregate foreign currency losses of $5.5 million, $6.4 million and $5.9 million in fiscal years 2024, 2023 and 2022, respectively, are included in Drilling services operating expenses.

Use of Estimates

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include cash on hand, demand deposits with banks and all highly liquid investments with original maturities of three months or less. Our cash, cash equivalents and short-term investments are subject to potential credit risk, and certain of our cash accounts carry balances greater than the federally insured limits.

We had restricted cash of $1.3 billion and $59.1 million at September 30, 2024 and 2023, respectively. Of the total at September 30, 2024, $1.2 billion represents net proceeds from senior notes issued in fiscal year 2024 to finance the purchase price for the Acquisition and to repay certain of KCA Deutag's outstanding indebtedness, and $68.9 million represents an amount management has elected to restrict for the purpose of potential insurance claims in our wholly-owned captive insurance companies. Of the total at September 30, 2023, $58.4 million, represents an amount management has elected to restrict for the purpose of potential insurance claims in our wholly-owned captive insurance companies. The restricted amounts are primarily invested in short-term money market

As of September 30, 2024, $1.2 billion of restricted cash was classified as long-term. As noted above, this balance primarily represents net proceeds from senior notes issued in fiscal year 2024 to finance the purchase price for the Acquisition and to repay certain of KCA Deutag's outstanding indebtedness. We have applied the guidance in ASC 210-10, concluding that cash restricted for expenditure in the acquisition of noncurrent assets or the liquidation of long-term debts are to be classified as long-term.

Cash, cash equivalents, and restricted cash are reflected on the Consolidated Balance Sheets as follows:

		September 30,	
(in thousands)	2024	2023	2022
Cash and cash equivalents	$ 217,341	$ 257,174	$ 232,131
Restricted cash	68,902	59,064	36,246
Restricted cash - long-term:			
Restricted cash	1,242,417	—	—
Other assets, net	—	—	632
Total cash, cash equivalents, and restricted cash	$ 1,528,660	$ 316,238	$ 269,009

Accounts Receivable

Accounts receivable represents valid claims against our customers for our services rendered, net of allowances for credit losses. We perform credit evaluations of customers and do not typically require collateral in support for trade receivables. We provide an allowance for credit losses, when necessary, to cover estimated credit losses. Outstanding customer receivables are reviewed regularly for possible nonpayment indicators. We estimate expected credit losses over the life of our financial assets, which primarily consist of our accounts receivable, through a review of several factors, including historical collection experience, current aging status of the customer accounts, and current financial strength and liquidity of our customers. We evaluate our customers' financial strength and liquidity based on aging of accounts receivable, payment history, and other relevant information, including ratings agency, credit ratings and alerts, and publicly available reports.

Inventories of Materials and Supplies

Inventories are primarily replacement parts and supplies held for consumption in our drilling operations. Inventories are valued at weighted average cost and include the cost of materials, shipping, duties and labor, less an allowance for excess and obsolete items. We estimate the allowance for excess and obsolete items based on historical experience and expectations for future use of the materials and supplies. The allowance for excess and obsolete inventory was $19.5 million and $22.4 million for fiscal years 2024 and 2023, respectively.

Investments

We maintain strategic investments in equity and debt securities of certain publicly traded and private companies together with short-term investments to manage liquidity in U.S. government, federal agency and corporate debt securities. We recognize our equity securities that have readily determinable fair values at fair value, with changes in such values reflected in net income. Our equity securities without readily determinable fair values are measured at cost, less any impairments and marked to fair value once observable changes in identical or similar investments from the same issuer occur. Debt securities classified as available-for-sale are reported at fair value and subject to impairment testing. Impairment losses on available-for-sale debt securities due to credit related factors are recognized through net income and recorded within Gain on investment securities on our Consolidated Statements of Operations. During the year ended September 30, 2024, we recorded an allowance for credit loss of $10.2 million, as a result of the change in fair value of our investment in Galileo due to credit related factors. Refer to Note 13—Fair Value Measurement of Financial Instruments for additional information related to Galileo investment. Other than credit related impairment losses, unrealized gains/losses on available-for-sale debt securities are recognized, net of the related tax effect, in other comprehensive income. Upon sale, realized gains/losses are reported in net income.

Related Party Transactions

In October 2022, we made a $14.1 million equity investment, representing 106.0 million common shares in Tamboran Resources Limited ("Tamboran Resources"). In December 2023, all shares of Tamboran Resources were transferred to Tamboran Corp. in exchange for depository interests in Tamboran Corp. Depository interests, referred to as CHESS Depository Interests, each representing beneficial interests of 1/200th of a share of Tamboran Corp. common stock, are listed on the Australian Stock Exchange under the ticker symbol "TBN." Tamboran Corp. is focused on developing a natural gas resource in Australia's Beetaloo Sub-basin.

On June 4, 2024, the Company entered into a convertible note agreement with Tamboran Corp. This note was utilized to relieve Tamboran's outstanding accounts receivable balance owed to the Company, and therefore no cash was exchanged as part of the transaction. The convertible note agreement provided that the notes converted into shares of common stock of Tamboran Corp. under certain circumstances in connection with an initial public offering in which its stock was listed on the NYSE or NASDAQ Stock Exchange. On June 26, 2024, Tamboran Corp. completed an initial public offering of its common stock on the NYSE and its common stock is listed on the NYSE, under the ticker "TBN". As a result of this offering, the convertible note of $9.4 million was converted into 0.5 million common shares in Tamboran Corp. Additionally and separately, one of our executive officers serves as a director of Tamboran Corp. Refer to Note 13—Fair Value Measurement of Financial Instruments for additional information related to our investment.

Concurrent with the October 2022 investment agreement, we entered into a fixed-term drilling services agreement with Tamboran Resources. As of September 30, 2024, we recorded $5.0 million in receivables and $3.9 million as a contract liability on our Consolidated Balance Sheets. As of September 30, 2023, we recorded $2.8 million in receivables, $8.0 million in other assets, and $6.6 million as a contract liability on our Consolidated Balance Sheets. We recorded $14.1 million and $3.4 million in revenue on our Consolidated Statement of Operations during the fiscal years ending September 30, 2024 and 2023, respectively, related to the drilling services agreement with Tamboran Resources, which commenced drilling services during the fourth fiscal quarter of 2023. We expect to earn $30.0 million in revenue over the term of the contract, and, as such, this amount is included within our contract backlog as of September 30, 2024.

Property, Plant, and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Substantially all property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets after deducting their salvage values. The amount of depreciation expense we record is dependent upon certain assumptions, including an asset's estimated useful life, rate of consumption, and corresponding salvage value. We periodically review these assumptions and may change one or more of these assumptions. Changes in our assumptions may require us to recognize, on a prospective basis, increased or decreased depreciation expense.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Changes that could prompt such an assessment include a significant decline in revenue or cash margin per day, extended periods of low rig asset group utilization, changes in market demand for a specific asset, obsolescence, restructuring of our drilling fleet, and/or overall general market conditions. If the review of the long-lived assets indicates that the carrying value of these assets/asset groups is more than the estimated undiscounted future cash flows projected to be realized from the use of the asset and its eventual disposal an impairment charge is recognized, as required, to adjust the carrying value down to the estimated fair value of the asset. The estimated fair value is determined based upon either an income approach using estimated discounted future cash flows, a market approach considering factors such as recent market sales of rigs of other companies and our own sales of rigs, appraisals and other factors, a cost approach utilizing reproduction costs new as adjusted for the asset age and condition, and/or a combination of multiple approaches.

Cash flows are estimated by management considering factors such as prospective market demand, margins, recent changes in rig technology and its effect on each rig's marketability, any investment required to make a rig operational, suitability of rig size and make up to existing platforms, and competitive dynamics including industry utilization. Long-lived assets that are held for sale are recorded at the lower of carrying value or the fair value less costs to sell.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed in a business combination, at the date of acquisition. Goodwill is not amortized, but is tested for potential impairment at the reporting unit level at a minimum on an annual basis in the fourth fiscal quarter of each fiscal year or when it is more likely than not that the carrying value may exceed fair value. If an impairment is determined to exist, an impairment charge for the amount by which the reporting unit's carrying amount exceeds its fair value is recognized, limited to the total amount of goodwill allocated to that reporting unit. The reporting unit level is defined as an operating segment or one level below an operating segment.

Finite-lived intangible assets are amortized using the straight-line method over the period in which these assets contribute to our cash flows, generally estimated to be 5 to 20 years, and are evaluated for impairment in accordance with our policies for valuation of long-lived assets.

Drilling Revenues

Drilling services revenues are primarily comprised of daywork drilling contracts for which the related revenues and expenses are recognized as services are performed and collection is reasonably assured. For certain contracts, we receive payments contractually designated for the mobilization of rigs and other drilling equipment. Revenues associated with mobilization and demobilization and direct costs incurred for the mobilization, are deferred and recognized on a straight-line basis as the drilling service is provided. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred. Reimbursements received for out-of-pocket expenses are recorded as both revenues and direct costs. Reimbursements for fiscal years 2024, 2023 and 2022 were $334.6 million, $345.5 million and $263.1 million, respectively. For fixed-term contracts that are terminated by customers prior to the expirations, contractual provisions customarily require early termination amounts to be paid to us. Revenues from early terminated contracts are recognized when all contractual requirements have been met. Early termination revenue for fiscal years 2024, 2023 and 2022 was approximately $13.4 million, $2.3 million and $0.7 million, respectively.

Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current fiscal year. Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial basis and the tax basis of our assets and liabilities.

We take tax positions in our tax returns from time to time that may not ultimately be allowed by the relevant taxing authority. When we take such positions, we evaluate the likelihood of sustaining those positions and determine the amount of tax benefit arising from such positions, if any, that should be recognized in our financial statements. We recognize uncertain tax positions we believe have a greater than 50 percent likelihood of being sustained. Tax benefits not recognized by us are recorded as a liability for unrecognized tax benefits, which represents our potential future obligation to various taxing authorities if the tax positions are not sustained. See Note 7—Income Taxes. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. We recognize accrued interest related to unrecognized tax benefits in interest expense and penalties in other expense in the Consolidated Statements of Operations.

Earnings per Common Share

Basic earnings per share is computed utilizing the two-class method and is calculated based on the weighted-average number of common shares outstanding during the periods presented. Diluted earnings per share is computed using the weighted-average number of common and common equivalent shares outstanding during the periods utilizing the two-class method for nonvested restricted stock and performance share units. We have granted and expect to continue to grant to employees restricted stock grants that contain non-forfeitable rights to dividends. Such grants are considered participating securities under Accounting Standards Codification ("ASC") 260, *Earnings Per Share*. As such, we have included these grants in the calculation of our basic earnings per share.

Stock-Based Compensation

Stock-based compensation expense is determined using a fair-value-based measurement method for all awards granted. The fair value of restricted stock awards is determined based on the closing price of our shares on the grant date. The grant date fair value of performance share units is determined through the use of the Monte Carlo simulation method. The Monte Carlo simulation method requires the use of highly subjective assumptions. Our key assumptions in the method include the price and the expected volatility of our stock and our self-determined peer group of companies' (the "Peer Group") stock, risk free rate of return, dividend yields and cross-correlations between the Company and our Peer Group.

Stock-based compensation is recognized on a straight-line basis over the requisite service periods of the stock awards, which is generally the vesting period. Stock-based compensation expense is recorded as a component of drilling services operating expenses, research and development expenses and selling, general and administrative expenses in the Consolidated Statements of Operations. See Note 10—Stock-based Compensation for additional discussion on stock-based compensation.

Treasury Stock

Treasury stock purchases are accounted for under the cost method whereby the cost of the acquired stock is recorded as treasury stock. Gains and losses on the subsequent reissuance of shares are credited or charged to additional paid-in capital using the average-cost method. Treasury stock may be issued for awards under our omnibus incentive plans.

Comprehensive Income or Loss

Other comprehensive income or loss refers to revenues, expenses, gains, and losses that are included in comprehensive income or loss but excluded from net income or loss. We report the components of other comprehensive income or loss, net of tax, by their nature and disclose the tax effect allocated to each component in the Consolidated Statements of Comprehensive Income.

Leases

We lease various offices, warehouses, equipment and vehicles. Rental contracts are typically made for fixed periods of one to 15 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and a corresponding liability within accrued liabilities and other non-current liabilities at the date at which the leased asset is available for use by the Company. Operating lease expense is recognized on a straight-line basis over the life of the lease. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis for finance type leases.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- Fixed payments (including in-substance fixed payments), less any lease incentives receivable

- Variable lease payments that are based on an index or a rate

- Amounts expected to be payable by the lessee under residual value guarantees

- The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

- Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, our incremental borrowing rate is used, which is the rate that we would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost and are comprised of the following:

- The amount of the initial measurement of lease liability

- Any lease payments made at or before the commencement date less any lease incentives received

- Any initial direct costs, and

- Asset retirement obligations related to that lease, as applicable.

Payments associated with short-term leases are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs and is within our control. Refer to Note 4—Leases for additional information regarding our leases.

Recently Issued Accounting Updates

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standards Updates ("ASUs") to the FASB Accounting Standards Codification ("ASC"). We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable, clarifications of ASUs listed below, immaterial, or already adopted by the Company.

The following table provides a brief description of recently adopted accounting pronouncements and our analysis of the effects on our financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
Standards that are not yet adopted as of September 30, 2024			
ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this update enhance annual and interim disclosure requirements, determine significant segment expense, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. This update is effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption of the amendments is permitted. Upon adoption, the amendments shall be applied retrospectively to all prior periods presented in the financial statements.	October 1, 2024	We plan to adopt this ASU, as required, during fiscal year 2025, with the first disclosure enhancements reflected in our 2025 fiscal year Form 10-K. We are currently evaluating the impact this ASU will have on our disclosures.
ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures	This ASU enhances income tax disclosure requirements. Under the ASU, public business entities must annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). Specific categories that must be included in the reconciliation for each annual reporting period are specified in the amendment. This update is effective for annual periods beginning after December 15, 2024. Early adoption of the amendments is permitted. Upon adoption, the amendments shall be applied on a prospective basis. Retrospective application is permitted.	October 1, 2025	We plan to adopt this ASU, as required, during fiscal year 2026, with the first disclosure enhancements reflected in our 2026 fiscal year Form 10-K. We are currently evaluating the impact this ASU will have on our disclosures.

Concentration of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of temporary cash investments, short and long-term investments, and trade receivables. The industry concentration has the potential to impact our overall exposure to market and credit risks, either positively or negatively, in that our customers could be affected by similar changes in economic, industry or other conditions. However, we believe that the credit risk posed by this industry concentration is offset by the creditworthiness of our customer base. Revenue from drilling services performed for our largest drilling customer totaled approximately 11.0 percent ($302.6 million) of our total consolidated revenues during fiscal year 2024. In fiscal years 2023 and 2022, no individual customers constituted 10 percent or more of our total consolidated revenues.

We place cash in excess of our immediate needs in the United States with established financial institutions and primarily invest in a diversified portfolio of highly rated, short-term instruments. Our trade receivables, primarily with established companies in the oil and gas industry, may impact credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. International sales also present various risks including governmental activities that may limit or disrupt markets and restrict the movement of funds. Most of our international sales, however, are to large international, majority state-owned, or government-owned national oil companies.

Volatility of Market

Our operations can be materially affected by oil and gas prices. Oil and natural gas prices have been historically volatile and difficult to predict with any degree of certainty. While current energy prices are important contributors to positive cash flow for customers, expectations about future prices and price volatility are generally more important for determining a customer's future spending levels. This volatility, along with the difficulty in predicting future prices, can lead many exploration and production companies to base their capital spending on more conservative estimates of commodity prices. As a result, demand for drilling services is not always purely a function of the movement of commodity prices.

In addition, customers may finance their exploration activities through cash flow from operations, the incurrence of debt or the issuance of equity. Any deterioration in the credit and capital markets may cause difficulty for customers to obtain funding for their capital needs. A reduction of cash flow resulting from declines in commodity prices or a reduction of available financing may result in a reduction in customer spending and the demand for our services. This reduction in spending could have a material adverse effect on our operations.

Self-Insurance

We self-insure a significant portion of expected losses relating to workers' compensation, general liability and automobile liability. Generally, deductibles range from $1 million to $10 million per occurrence depending on the coverage and whether a claim occurs outside or inside of the United States. Insurance is purchased over deductibles to reduce our exposure to catastrophic events. Estimates are recorded for incurred outstanding liabilities for workers' compensation, general, and automobile liability, including claims that are incurred but not reported. Estimates are based on adjusters' estimates, historical experience and statistical methods commonly used within the insurance industry that we believe are reliable. Insurance recoveries related to such liabilities are recorded when considered probable. We have also engaged a third-party actuary to perform a review of our casualty losses as well as losses in our captive insurance companies. Nonetheless, insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs. The Company also self-insures employee health plan exposures in excess of employee deductibles. This program is also reviewed at the end of each policy year by a third-party actuary.

We continue to use our Captive insurance companies to insure the deductibles for our domestic workers' compensation, general liability, automobile liability claims programs, and medical stop-loss program and to insure the deductibles from the Company's international casualty and property programs. Our operating subsidiaries are paying premiums to the Captives, typically on a monthly basis, for the estimated losses based on an external actuarial analysis. These premiums are currently held in a restricted cash account, resulting in a transfer of risk from our operating subsidiaries to the Captives. Direct operating costs consisted primarily of adjustments to accruals for estimated losses of $11.4 million, $12.5 million, and $7.0 million and rig and casualty insurance premiums of $37.6 million, $39.7 million, and $35.6 million during the fiscal years ended September 30, 2024, 2023, and 2022, respectively. These operating costs were recorded within drilling services operating expenses in our Consolidated Statement of Operations. Intercompany premium revenues recorded by the Captives during the fiscal years ended September 30, 2024, 2023, and 2022 amounted to $61.2 million, $67.4 million, and $57.0 million, respectively, which were eliminated upon consolidation. These intercompany insurance premiums are reflected as segment operating expenses within the North America Solutions, Offshore Gulf of Mexico, and International Solutions reportable operating segments and are reflected as intersegment sales within "Other." Our medical stop loss operating expenses for the fiscal year ended September 30, 2024, 2023, and 2022 were $15.5 million, $10.6 million, and $11.8 million, respectively.

International Solutions Drilling Risks

International Solutions drilling operations may significantly contribute to our revenues and net operating income. There can be no assurance that we will be able to successfully conduct such operations, and a failure to do so may have an adverse effect on our financial position, results of operations, and cash flows. Also, the success of our International Solutions operations will be subject to numerous contingencies, some of which are beyond management's control. These contingencies include general and regional economic conditions, geopolitical developments and tensions, war and uncertainty in oil producing countries, fluctuations in currency exchange rates, modified exchange controls, changes in international regulatory requirements and international employment issues, risk of expropriation of real and personal property and the burden of complying with foreign laws. Additionally, in the event that extended labor strikes occur or a country experiences significant political, economic or social instability, we could experience shortages in labor and/or material and supplies necessary to operate some of our drilling rigs, thereby potentially causing an adverse material effect on our business, financial condition and results of operations.

We have also experienced certain risks specific to our Argentine operations. In Argentina, while our dayrate is denominated in U.S. dollars, we are paid the equivalent in Argentine pesos. The Argentine branch of one of our second-tier subsidiaries remits U.S. dollars to its U.S. parent by converting the Argentine pesos into U.S. dollars through the Argentine Foreign Exchange Market and repatriating the U.S. dollars. Argentina also has a history of implementing currency controls that restrict the conversion and repatriation of U.S. dollars. In September 2020, Argentina implemented additional currency controls in an effort to preserve Argentina's U.S. dollar reserves. As a result of these currency controls, our ability to remit funds from our Argentine subsidiary to its U.S. parent has been limited. In the past, the Argentine government has also instituted price controls on crude oil, diesel and gasoline prices and instituted an exchange rate freeze in connection with those prices. These price controls and an exchange rate freeze could be instituted again in the future. Further, there are additional concerns regarding Argentina's debt burden, notwithstanding Argentina's restructuring deal with international bondholders in August 2020, as Argentina attempts to manage its substantial sovereign debt issues. These concerns could further negatively impact Argentina's economy and adversely affect our Argentine operations. Argentina's economy is considered highly inflationary, which is defined as cumulative inflation rates exceeding 100 percent in the most recent three-year period based on inflation data published by the respective governments.

All of our foreign subsidiaries use the U.S. dollar as the functional currency and local currency monetary assets and liabilities are remeasured into U.S. dollars with gains and losses resulting from foreign currency transactions included in current results of operations.

We recorded aggregate foreign currency losses of $5.5 million, $6.4 million, and $5.9 million during the fiscal years ended September 30, 2024, 2023, and 2022 respectively. The Central Bank of Argentina maintains currency controls that limit our ability to access U.S. dollars in Argentina and remit cash from our Argentine operations. The execution of certain trades known as Blue Chip Swaps effectively results in a parallel U.S. dollar exchange rate. During the fiscal year ended 2024 and 2023, we entered into a Blue Chip Swap transaction, which resulted in a $7.1 million and $12.2 million loss on investment recorded in Gain on investment securities within our Consolidated Statements of Operations, respectively. As a result of the Blue Chip Swap transactions, $13.8 million and $9.8 million of net cash was repatriated to the U.S. during 2024 and 2023, respectively.

Because of the impact of local laws, our future operations in certain areas may be conducted through entities in which local citizens own interests and through entities (including joint ventures) in which we hold only a minority interest or pursuant to arrangements under which we conduct operations under contract to local entities. While we believe that neither operating through such entities nor pursuant to such arrangements would have a material adverse effect on our operations or revenues, there can be no assurance that we will in all cases be able to structure or restructure our operations to conform to local law (or the administration thereof) on terms acceptable to us.

Although we attempt to minimize the potential impact of such risks by operating in more than one geographical area, during the fiscal year ended September 30, 2024, approximately 7.2 percent of our operating revenues were generated from international locations compared to 7.5 percent during the fiscal year ended September 30, 2023. During the fiscal year ended September 30, 2024, approximately 76.7 percent of operating revenues from international locations were from operations in South America compared to 85.3 percent during the fiscal year ended September 30, 2023. Substantially all of the South American operating revenues were from Argentina. The future occurrence of one or more international events arising from the types of risks described above could have a material adverse impact on our business, financial condition and results of operations.

NOTE 3 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2024 and 2023 consisted of the following:

(in thousands)	Estimated Useful Lives	September 30, 2024	September 30, 2023
Drilling services equipment	4 - 15 years	$ 6,671,975	$ 6,396,612
Tubulars	4 years	552,773	564,032
Real estate properties	10 - 45 years	48,617	47,313
Other	2 - 23 years	460,857	443,366
Construction in progress[1]		106,183	97,374
		7,840,405	7,548,697
Accumulated depreciation		(4,824,128)	(4,627,002)
Property, plant and equipment, net		$ 3,016,277	$ 2,921,695
Assets held-for-sale		$ —	$ 645

(1) Included in construction in progress are costs for projects in progress to upgrade or refurbish certain rigs in our existing fleet. Additionally, we include other advances for capital maintenance purchase-orders that are open/in process. As these various projects are completed, the costs are then classified to their appropriate useful life category.

Depreciation

Depreciation in the Consolidated Statements of Operations of $390.9 million, $375.7 million and $396.0 million includes abandonments of $6.5 million, $3.3 million and $6.6 million for the fiscal years 2024, 2023 and 2022, respectively. Depreciation expense for the fiscal year 2024 included $12.7 million of accelerated depreciation for components on rigs that were scheduled for conversion in fiscal year 2024 compared to $2.4 million for fiscal year 2023. These expenses are recorded within Depreciation and amortization on our Consolidated Statements of Operations.

In November 2022, a fire at a wellsite caused substantial damage to one of our super-spec rigs within our North America Solutions segment. The major components were destroyed beyond repair and considered a total loss, and, as a result, these assets were written off and the rig was removed from our available rig count. At the time of the loss, the rig was fully insured under replacement cost insurance. The loss of $9.2 million was recorded as abandonment expense within Depreciation and amortization in our Consolidated Statement of Operations for the fiscal year ended September 30, 2023 and was offset by an insurance recovery that was also recognized within Depreciation and amortization for the same amount as the loss. During the fiscal year ended September 30, 2023, we collected $9.2 million of the total expected insurance proceeds. During the fiscal year ended September 30, 2024, we collected proceeds of $5.5 million and recognized a gain on involuntary conversion of the rig of $5.5 million. The total insurance proceeds received during the period exceeds the recognized loss and therefore was recognized as a gain within operating income during the year ended September 30, 2024.

Impairment Charges

Fiscal Year 2024 Activity

We did not record any impairment changes during the fiscal year ending September 30, 2024.

Fiscal Year 2023 Activity

During the fiscal year ended September 30, 2023, our North America Solutions assets that were previously classified as Assets held-for-sale at September 30, 2022 were either sold or written down to scrap value. The aggregate net book value of these remaining assets was $3.0 million, which exceeded the estimated scrap value of $0.3 million, resulting in a non-cash impairment charge of $2.7 million. During the same period, we also identified additional equipment that met the asset held-for-sale criteria and was reclassified to Assets held-for-sale on our Consolidated Balance Sheets. The aggregate net book value of the equipment of $1.4 million was written down to its estimated scrap value of $0.1 million, resulting in a non-cash impairment charge of $1.3 million during the fiscal year ended September 30, 2023. These impairment charges are recorded in Asset impairment charges within our North America Solutions segment in our Consolidated Statement of Operations.

During the fiscal year ended September 30, 2023, the Company initiated a plan to decommission and scrap four international FlexRig® drilling rigs and four conventional drilling rigs located in Argentina that are not suitable for unconventional drilling. As a result, these rigs were reclassified to Assets held-for-sale on our Consolidated Balance Sheets. The rigs' aggregate net book value of $8.8 million was written down to the estimated scrap value of $0.7 million, which resulted in a non-cash impairment charge of $8.1 million within our International Solutions segment and recorded in Asset impairment charges within our Consolidated Statement of Operations during the fiscal year ended September 30, 2023.

Fiscal Year 2022 Activity

During the fiscal year ended September 30, 2022, we closed on the sale of our trucking and casing running assets for total consideration less costs to sell of $6.0 million, in addition to the possibility of future earnout proceeds, resulting in a loss of $3.4 million recorded in Other (gain) loss on sale of assets within our Consolidated Statements of Operations. We recognized earnout proceeds associated with the sale of our trucking and casing running assets of $0.8 million, $1.6 million and $1.1 million during the fiscal years ended September 30, 2024, 2023 and 2022, respectively, in Other (gain) loss on sale of assets within our Consolidated Statements of Operations.

During the first quarter of fiscal year 2022, we identified two partial rig substructures that met the asset held-for-sale criteria and were reclassified as Assets held-for-sale on our Consolidated Balance Sheets. The combined net book value of the rig substructures of $2.0 million were written down to their estimated scrap value of $0.1 million, resulting in a non-cash impairment charge of $1.9 million within our North America Solutions segment and recorded in the Consolidated Statement of Operations for fiscal year ended September 30, 2022. During the second quarter of fiscal year 2022, we completed the sale of these assets, resulting in no gain or loss as a result of the sale. During the same period, we identified two international FlexRig® drilling rigs located in Colombia that met the asset held-for-sale criteria and were reclassified as Assets held-for-sale on our Consolidated Balance Sheets. In conjunction with establishing a plan to sell the two international FlexRig® drilling rigs, we recognized a non-cash impairment charge of $2.5 million within our International Solutions segment and recorded in the Consolidated Statement of Operations during the fiscal year ended September 30, 2022, as the rigs aggregate net book value of $3.4 million exceeded the fair value of the rigs less estimated cost to sell of $0.9 million. During the second quarter of fiscal year ended September 30, 2022, we completed the sale of the two international FlexRig® drilling rigs for total consideration of $0.9 million, resulting in no gain or loss as a result of the sale.

During the fiscal year ended September 30, 2022, ADNOC Drilling accepted delivery of eight rigs with an aggregate net book value of $55.6 million. As a result, we recognized a gain of $3.1 million, after incurring $27.8 million of selling costs, during the fiscal year ended September 30, 2022 in Other (gain) loss on sale of assets within our Consolidated Statement of Operations. Upon final acceptance of delivery, these rigs were removed from assets classified as held-for-sale as of September 30, 2022. We paid approximately $21.6 million in cash charges attributable to selling costs for the eight rigs during fiscal year 2022.

The significant assumptions utilized in the valuations of held-for-sale assets were based on our intended method of disposal, historical sales of similar assets, and market quotes and are classified as Level 2 and Level 3 inputs by ASC Topic 820, Fair Value Measurement and Disclosures. Although we believe the assumptions used in our analysis are reasonable and appropriate, different assumptions and estimates could materially impact the analysis and our resulting conclusion.

(Gain)/Loss on Sale of Assets

Gain on Reimbursement of Drilling Equipment

We recognized a gain of $33.3 million, $48.2 million, $29.4 million in fiscal years 2024, 2023 and 2022, respectively, related to customer reimbursement for the current replacement value of lost or damaged drill pipe. Gains related to these asset sales are recorded in Gains on reimbursement of drilling equipment within our Consolidated Statements of Operations.

Other (Gain)/Loss on Sale of Assets

We recognized a (gain)/loss of $5.1 million, $8.0 million and $(5.4) million in fiscal years 2024, 2023 and 2022, respectively, related to the sale of rig equipment and other capital assets. These amounts are recorded in Other (gain) loss on sale of assets within our Consolidated Statements of Operations.

NOTE 4 LEASES

Lease Position

(in thousands)		**September 30, 2024**		**September 30, 2023**
Operating lease commitments, including probable extensions[1]	$	104,535	$	65,970
Discounted using the lessee's incremental borrowing rate	$	77,316	$	55,894
(Less): short-term leases recognized on a straight-line basis as expense		(404)		(877)
(Less): other		(182)		(207)
Lease liability recognized	$	76,730	$	54,810
Of which:				
Current lease liabilities	$	16,997	$	13,772
Non-current lease liabilities		59,733		41,038

(1) Our future minimal rental payments exclude optional extensions that have not been exercised but are probable to be exercised in the future. Those probable extensions are included in the operating lease liability balance.

The recognized right-of-use assets relate to the following types of assets:

(in thousands)		**September 30, 2024**		**September 30, 2023**
Properties	$	66,842	$	50,080
Equipment		234		318
Other		—		2
Total right-of-use assets	$	67,076	$	50,400

Lease Costs

The following table presents certain information related to the lease costs for our operating leases:

	Year ended September 30,		
(in thousands)	2024	2023	2022
Operating lease cost	$ 11,693	$ 11,004	$ 9,687
Short-term lease cost	1,567	1,437	1,546
Total lease cost	$ 13,260	$ 12,441	$ 11,233

Lease Terms and Discount Rates

The table below presents certain information related to the weighted average remaining lease terms and weighted average discount rates for our operating leases:

	September 30, 2024	September 30, 2023
Weighted average remaining lease term	11.6	7.6
Weighted average discount rate	5.1 %	3.6 %

Lease Obligations

Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at September 30, 2024 (in thousands) are as follows:

Fiscal Year	Amount
2025	$ 9,443
2026	8,126
2027	7,646
2028	7,045
2029	6,862
Thereafter	33,910
Total[1]	$ 73,032

(1) Our future minimal rental payments exclude optional extensions that have not been exercised but are probable to be exercised in the future. Those probable extensions are included in the operating lease liability balance.

During the fiscal year ended September 30, 2024, we amended the lease for our Tulsa industrial facility. As part of the amendment, we extended the lease term, now continuing through June 30, 2035 with two five-year renewal options, resulting in an increase of $18.1 million to the right-of-use assets and lease liability on our Consolidated Balance Sheet. We recognized one of the five-year renewal options as part of our right-of-use assets and lease liabilities. This contract is accounted for as an operating lease. The future minimum lease payments for the Tulsa industrial facility represent a material portion of the amounts shown in the table above.

During the fiscal year ended September 30, 2023, we entered into a lease agreement to relocate our Tulsa corporate headquarters to a new office space. This lease commenced during the fourth fiscal quarter of 2023 and resulted in a $17.6 million increase to right-of-use assets and lease liability on our Consolidated Balance Sheets. In addition, we began amortizing the right of use asset over the initial lease term of approximately 12 years. We also have two unpriced five-year extension options that were not recognized as part of the right-of-use asset and lease liability. During the fiscal year ended September 30, 2024, we amended the lease for our Tulsa corporate headquarters, resulting in a $5.9 million increase to right-of-use assets and lease liability on our Consolidated Balance Sheets. The additional right of use asset will be amortized over the remaining 11 years of the original lease term. The future minimum lease payments for our corporate headquarters office space represent a material portion of the amounts shown in the table above.

NOTE 5 GOODWILL AND INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the assets acquired and liabilities assumed in a business combination, at the date of acquisition. Goodwill is not amortized but is tested for potential impairment at the reporting unit level, at a minimum on an annual basis in the fourth fiscal quarter, or when indications of potential impairment exist. All of our goodwill is within our North America Solutions reportable segment.

During the fiscal years ended September 30, 2024 and 2023, we had no additions or impairments to goodwill. As of September 30, 2024 and September 30, 2023, the goodwill balance was $45.7 million.

Intangible Assets

Finite-lived intangible assets are amortized using the straight-line method over the period in which these assets contribute to our cash flows and are evaluated for impairment in accordance with our policies for valuation of long-lived assets. Our intangible assets are within our North America Solutions reportable segment and consist of the following:

	Weighted Average Estimated Useful Lives	September 30, 2024			September 30, 2023		
(in thousands)		Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Finite-lived intangible asset:							
Developed technology	15 years	$ 89,096	$ 40,047	$ 49,049	$ 89,096	$ 34,092	$ 55,004
Intellectual property	13 years	2,000	662	1,338	2,000	503	1,497
Trade name	20 years	5,865	2,105	3,760	5,865	1,791	4,074
		$ 96,961	$ 42,814	$ 54,147	$ 96,961	$ 36,386	$ 60,575

Amortization expense in the Consolidated Statements of Operations was $6.4 million for fiscal year 2024, $6.6 million for fiscal year 2023 and $7.2 million for fiscal year 2022; and is estimated to be $6.4 million for fiscal year 2025, and approximately $25.6 million for fiscal year 2026 through 2029.

NOTE 6 DEBT

We have the following unsecured long-term debt outstanding with maturities shown in the following table:

	September 30, 2024			September 30, 2023		
(in thousands)	Face Amount	Unamortized Discount and Debt Issuance Cost	Book Value	Face Amount	Unamortized Discount and Debt Issuance Cost	Book Value
Unsecured senior notes:						
Due December 1, 2027	$ 350,000	$ (2,907)	$ 347,093	$ —	$ —	$ —
Due December 1, 2029	350,000	(3,703)	346,297	—	—	—
Due September 29, 2031	550,000	(4,262)	545,738	550,000	(4,856)	545,144
Due December 1, 2034	550,000	(6,946)	543,054	—	—	—
Long-term debt	$1,800,000	$ (17,818)	$1,782,182	$ 550,000	$ (4,856)	$ 545,144

Senior Notes Issued in Fiscal Year 2024

On September 17, 2024, we completed a private offering of $1.25 billion aggregate principal amount of the Notes, comprised of the following tranches: $350.0 million aggregate principal amount of 4.65 percent senior notes due 2027 issued at a price equal to 99.958 percent of their face value, $350.0 million aggregate principal amount of 4.85 percent senior notes due 2029 issued at a price equal to 99.883 percent of their face value and $550.0 million aggregate principal amount of 5.50 percent senior notes due 2034 issued at a price equal to 99.670 percent of their face value.

The Company intends to use the net proceeds, together with the proceeds of its term loan credit facility (discussed below) and cash on hand, to finance the purchase price for the Acquisition, to repay certain of KCA Deutag's outstanding indebtedness, and to pay related fees and expenses. The net proceeds reduced the commitments under the Company's bridge loan facility (discussed below) for purposes of financing the Acquisition.

The Notes are subject to a "special mandatory redemption," which would require the Company to redeem the Notes at a special mandatory redemption price equal to 101.0 percent of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon in the event that (i) the consummation of the Acquisition does not occur on or before October 25, 2025, (or such later date as the Company may agree to extend the "Long Stop Date" under the Purchase Agreement), (ii) the Purchase Agreement is terminated without the consummation of the Acquisition or (iii) if the Company otherwise notifies the trustee of the Notes that it will not pursue the consummation of the Acquisition.

In connection with the issuance of the Notes, the Company also entered into a Registration Rights Agreement, dated as of September 17, 2024, with the initial purchasers of the Notes named therein. Under the Registration Rights Agreement, the Company agreed, among other things, to: (i) file a registration statement (the "Exchange Offer Registration Statement") with the SEC to register an offer to exchange each series of the Notes for freely tradable notes having terms identical in all material respects to each such series of Notes (the "Registered Exchange Offer"); (ii) use commercially reasonable efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act not later than the later of (x) the 30th day following the Company's filing of a Current Report on Form 8-K or an amendment thereto including the financial statements of KCA Deutag and pro forma financial information related to the Company's acquisition of KCA Deutag required by Items 9.01(a) and 9.01(b) of Form 8-K (the "KCA Deutag Financials Form 8-K") and (y) June 16, 2025; and (iii) use commercially reasonable efforts to cause the Registered Exchange Offer to be completed not later than the later of (x) the 60th day following the Company's filing of the KCA Deutag Financials Form 8-K and (y) July 14, 2025 (the "Exchange Offer Closing Deadline"), subject to certain limitations.

If, among other events, the Registered Exchange Offer is not completed by the Exchange Offer Closing Deadline, then special additional interest will accrue in an amount equal to 0.25 percent per annum of the principal amount of the Notes, from and including the date on which such default shall occur to but excluding the date on which such default is cured.

The indenture governing the Notes contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur certain liens; engage in sale and lease-back transactions; and consolidate, merge or transfer all or substantially all of the assets of the Company. The indenture governing the Notes also contains customary events of default with respect to the Notes.

Senior Notes Extinguished in Fiscal Year 2022

On December 20, 2018, we issued approximately $487.1 million in aggregate principal amount of the 4.65 percent senior notes due 2025 (the "2025 Notes"). On September 27, 2021, the Company delivered a conditional notice of optional full redemption for all of the outstanding 2025 Notes at a redemption price calculated in accordance with the indenture governing the 2025 Notes, plus accrued and unpaid interest on the 2025 Notes to be redeemed. The Company financed the redemption of the 2025 Notes with the net proceeds from the offering of the 2031 Notes (discussed below), together with cash on hand. The Company's obligation to redeem the 2025 Notes was conditioned upon the prior consummation of the issuance of the 2031 Notes, which was satisfied on September 29, 2021.

On October 27, 2021, we redeemed all of the outstanding 2025 Notes. As a result, the associated make-whole premium of $56.4 million and the write off of the unamortized discount and debt issuance costs of $3.7 million were recognized during the first fiscal quarter of 2022 contemporaneously with the October 27, 2021 debt extinguishment and recorded in Loss on extinguishment of debt on our Consolidated Statements of Operations during the fiscal year ended September 30, 2022.

Senior Notes Issued in Fiscal Year 2021

On September 29, 2021, we issued $550.0 million aggregate principal amount of the 2.90 percent senior notes due 2031 (the "2031 Notes") in an offering to persons reasonably believed to be qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act. Interest on the 2031 Notes is payable semi-annually on March 29 and September 29 of each year, commencing on March 29, 2022.

In June 2022, we settled a registered exchange offer (the "2022 Registered Exchange Offer") to exchange the 2031 Notes for new, SEC-registered notes that are substantially identical to the terms of the 2031 Notes, except that the offer and issuance of the new notes have been registered under the Securities Act and certain transfer restrictions, registration rights and additional interest provisions relating to the 2031 Notes do not apply to the new notes. All of the 2031 Notes were exchanged in the 2022 Registered Exchange Offer.

The indenture governing the 2031 Notes contains certain covenants that, among other things and subject to certain exceptions, limit the ability of the Company and its subsidiaries to incur certain liens; engage in sale and lease-back transactions; and consolidate, merge or transfer all or substantially all of the assets of the Company. The indenture governing the 2031 Notes also contains customary events of default with respect to the 2031 Notes.

Term Loan Credit Agreement

On August 14, 2024, the Company entered into the Term Loan Credit Agreement, dated as of August 14, 2024, among the Company, MSSF as administrative agent, and the other lenders party thereto. Under the Term Loan Credit Agreement, the Company may obtain unsecured term loans in a single delayed draw in an aggregate principal amount up to $400.0 million, which reduced the commitments under the Company's bridge loan facility (discussed below) for purposes of financing the Acquisition. The Term Loan Credit Agreement matures at the two-year anniversary of the funding of the term loans unless earlier terminated pursuant to the terms of the Term Loan Credit Agreement. We expect to use the proceeds from the Term Loan Credit Agreement, together with the net proceeds from the sale of Notes and cash on hand, to finance the purchase price for the Acquisition, to repay certain of KCA Deutag's outstanding indebtedness, and to pay related fees and expenses.

The benchmark rate is the SOFR. We can elect to borrow at either an adjusted SOFR rate or an adjusted base rate, plus an applicable margin. The adjusted SOFR rate is the forward-looking term rate based on SOFR for the applicable tenor of one, three, or six months, plus 0.10 percent per annum. The adjusted base rate is a fluctuating rate per annum equal to the highest of (i) the administrative agent's prime rate, (ii) the federal funds effective rate plus 0.50 percent, or (iii) the one-month adjusted SOFR rate plus 1.0 percent. We also pay a commitment fee on the unused balance of the facility. Borrowing spreads as well as commitment fees are determined based on the debt rating for senior unsecured debt of the Company, as determined by Moody's and Standard & Poor's. The applicable margin for SOFR borrowings and adjusted base rate borrowings ranges from 1.0 percent to 1.625 percent per annum and zero to 0.625 percent per annum, respectively. Commitment fees for both rates range from 0.10 percent to 0.250 percent per annum. Based on the unsecured debt rating of the Company on September 30, 2024, the spread over SOFR would have been 1.375 percent had borrowings been outstanding under the Term Loan Credit Agreement and commitment fees would have been 0.175 percent.

The funding of the term loans had not occurred as of September 30, 2024.

Bridge Loan Facility

In connection with, and concurrently with the entry into, the Purchase Agreement, the Company entered into a debt commitment letter dated July 25, 2024 with MSSF, pursuant to which MSSF committed, subject to satisfaction of standard conditions, to provide the Company with an unsecured 364-day bridge loan facility in an aggregate principal amount of approximately $2.0 billion (the "Bridge Loan Facility") the proceeds of which, if drawn, would have been used to fund the Acquisition. In connection with the Bridge Loan Facility, the Company incurred approximately $10.6 million in commitment fees during the fiscal year ended September 30, 2024. Due to the execution of the other financing arrangements discussed above, the commitments under the Bridge Loan Facility were reduced to $335.3 million as of September 30, 2024. As a result, we recognized approximately $9.2 million of commitment fees recorded within Interest expense on the Consolidated Statement of Operations during fiscal year 2024. As of September 30, 2024, approximately $1.4 million in commitment fees were deferred and included in Prepaid assets and other, net within the Consolidated Balance Sheet. On October 15, 2024, the remaining commitments under the Bridge Loan Facility were reduced such that there were no remaining commitments available, and the Bridge Loan Facility was automatically terminated in accordance with its terms. Upon termination of the facility, the remaining commitment fees of approximately $1.4 million will be recognized in Interest expense during the first fiscal quarter of 2025.

Revolving Credit Facility

On August 14, 2024, the Company entered into the Amended Credit Facility with the Revolving Credit Agreement Lenders, the issuing lenders party thereto and Wells Fargo, as administrative agent, swing line lender and issuing lender, which amended and restated the Credit Agreement, dated as of November 13, 2018 (as amended through Amendment No. 2 to the Credit Agreement dated as of March 8, 2022, the "Existing Credit Agreement"), among the Company, the lenders party thereto and Wells Fargo, as administrative agent, swing line lender and issuing lender.

Under the terms of the Amended Credit Facility, the Company may obtain unsecured revolving loans in an aggregate principal amount not to exceed $950.0 million outstanding at any time (the "Revolving Credit Facility"). $775.0 million of the revolving commitments under the Amended Credit Facility expire on November 12, 2028 and $175.0 million of the revolving commitments mature on November 10, 2027 (the "Stated Maturity Date"), but the Company may request two one-year extensions of the Stated Maturity Date, subject to satisfaction of certain conditions. Commitments under the Amended Credit Facility may be increased by up to $100.0 million, subject to the agreement of the Company and new or existing Revolving Credit Agreement Lenders.

The proceeds of the loans made under the Amended Credit Facility may be used by the Company for (i) working capital and other general corporate purposes, (ii) for the payment of fees and expenses related to the entering into of the Amended Credit Facility and the other credit documents and (iii) for the refinancing of the extensions of credit under the Existing Credit Agreement.

The benchmark rate is the SOFR. We can elect to borrow at either an adjusted SOFR rate or an adjusted base rate, plus an applicable margin. The adjusted SOFR rate is the forward-looking term rate based on SOFR for the applicable tenor of one, three, or six months, plus 0.10 percent per annum. The adjusted base rate is a fluctuating rate per annum equal to the highest of (i) the administrative agent's prime rate, (ii) the federal funds effective rate plus 0.50 percent, or (iii) the one-month adjusted SOFR rate plus 1.0 percent. We also pay a commitment fee on the unused balance of the facility. Borrowing spreads as well as commitment fees are determined based on the debt rating for senior unsecured debt of the Company, as determined by Moody's and Standard & Poor's. The applicable margin for SOFR borrowings and adjusted base rate borrowings ranges from 0.875 percent to 1.500 percent per annum and zero to 0.50 percent per annum, respectively. Commitment fees for both rates range from 0.075 percent to 0.200 percent per annum. Based on the unsecured debt rating of the Company on September 30, 2024, the spread over SOFR would have been 1.250 percent had borrowings been outstanding under the Amended Credit Facility and commitment fees would have been 0.150 percent. There is a financial covenant in the Amended Credit Facility that requires us to maintain a total funded debt to total capitalization ratio of less than or equal to 55.0 percent. The Amended Credit Facility contains additional terms, conditions, restrictions and covenants that we believe are usual and customary in unsecured debt arrangements for companies of similar size and credit quality, including a limitation that priority debt (as defined in the credit agreement) may not exceed 17.5 percent of the net worth of the Company. As of September 30, 2024, there were no borrowings or letters of credit outstanding, leaving $950.0 million available to borrow under the Amended Credit Facility.

As of September 30, 2024, we had $160.0 million in uncommitted bilateral credit facilities, for the purpose of obtaining the issuance of international letters of credit, bank guarantees, and performance bonds. Of the $160.0 million, $39.7 million was outstanding as of September 30, 2024. Separately, we had $5.0 million in standby letters of credit and bank guarantees outstanding. In total, we had $44.7 million outstanding as of September 30, 2024.

The applicable agreements for all unsecured debt contain additional terms, conditions and restrictions that we believe are usual and customary in unsecured debt arrangements for companies that are similar in size and credit quality. At September 30, 2024, we were in compliance with all debt covenants.

NOTE 7 INCOME TAXES

Income Tax Provision and Rate

The components of the provision for income taxes are as follows:

(in thousands)	Year Ended September 30,		
	2024	2023	2022
Current:			
Federal	$ 136,110	$ 150,273	$ 40,245
Foreign	7,756	12,883	10,703
State	16,180	16,523	1,906
	160,046	179,679	52,854
Deferred:			
Federal	(18,785)	(20,337)	(32,382)
Foreign	(2,102)	(1,254)	(1,310)
State	(2,304)	1,191	5,204
	(23,191)	(20,400)	(28,488)
Total provision	$ 136,855	$ 159,279	$ 24,366

The amounts of domestic and foreign income (loss) before income taxes are as follows:

(in thousands)	Year Ended September 30,		
	2024	2023	2022
Domestic	$ 433,553	$ 584,891	$ (14,411)
Foreign	47,467	8,488	45,730
	$ 481,020	$ 593,379	$ 31,319

The reconciliation of our effective income tax rates to the U.S. Federal income tax rate is as follows:

	Year Ended September 30,		
	2024	**2023**	**2022**
U.S. Federal income tax rate	21.0 %	21.0 %	21.0 %
Effect of foreign taxes	1.3	2.1	31.3
State income taxes, net of federal tax benefit	2.2	2.4	21.4
Other impact of foreign operations	1.7	0.2	3.2
Non-deductible meals and entertainment	0.9	0.6	1.0
Equity compensation	(0.1)	(0.1)	9.5
Excess officer's compensation	0.8	0.4	3.7
Foreign derived intangible income	—	—	(13.7)
Other	0.7	0.2	0.4
Effective income tax rate	28.5 %	26.8 %	77.8 %

Deferred Taxes

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Recoverability of any tax assets are evaluated and necessary valuation allowances are provided. The carrying value of the net deferred tax assets is based on management's judgments using certain estimates and assumptions that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the benefits of such assets. If these estimates and related assumptions change in the future, additional valuation allowances may be recorded against the deferred tax assets resulting in additional income tax expense in the future.

The components of our net deferred tax liabilities are as follows:

	September 30,	
(in thousands)	**2024**	**2023**
Deferred tax liabilities:		
Property, plant and equipment	$ 534,161	$ 532,827
Marketable securities	18,877	14,626
Other	29,044	27,980
Total deferred tax liabilities	582,082	575,433
Deferred tax assets:		
Pension reserves	1,477	3,083
Self-insurance reserves	4,619	6,235
Net operating loss, foreign tax credit, and other federal tax credit carryforwards	11,296	6,770
Accrued liabilities	47,838	29,449
Other	33,126	21,647
Total deferred tax assets	98,356	67,184
Valuation allowance	(11,755)	(9,560)
Net deferred tax assets	86,601	57,624
Net deferred tax liabilities	$ 495,481	$ 517,809

The change in our net deferred tax assets and liabilities is impacted by foreign currency remeasurement.

As of September 30, 2024, we had federal, state and foreign tax net operating loss carryforwards of approximately $1.1 million, $4.4 million and $37.0 million, respectively, and federal and foreign research and development tax credits of approximately $0.4 million and $1.1 million, respectively, which will expire in fiscal 2025 through 2044 and some of which can be carried forward indefinitely. Certain of these carryforwards are subject to various rules which impose limitations on their utilization. The valuation allowance is primarily attributable to foreign net operating loss carryforwards of $5.2 million and equity compensation of $6.5 million which more likely than not will not be utilized.

Unrecognized Tax Benefits

We recognize accrued interest related to unrecognized tax benefits in interest expense, and penalties in other expense in the Consolidated Statements of Operations. As of September 30, 2024, 2023 and 2022, we had accrued interest and penalties of $0.6 million, $2.9 million and $3.0 million, respectively. A reconciliation of the change in our gross unrecognized tax benefits are as follows:

(in thousands)	2024	2023	2022
Unrecognized tax benefits at October 1,	$ 247	$ 960	$ 1,678
Gross decreases - current period effect of tax positions	(14)	(534)	(718)
Gross increases - current period effect of tax positions	—	6	—
Expiration of statute of limitations for assessments	(77)	(185)	—
Unrecognized tax benefits at September 30,	$ 156	$ 247	$ 960

As of September 30, 2024, we have recorded approximately $0.8 million of unrecognized tax benefits, interest, and penalties. We cannot predict with certainty if we will achieve ultimate resolution of any additional uncertain tax positions associated with our U.S. and international operations resulting in any additional material increases or decreases of our unrecognized tax benefits for the next twelve months.

Tax Returns

We file a consolidated U.S. federal income tax return, as well as income tax returns in various states and foreign jurisdictions. The tax years that remain open to examination by U.S. federal and state jurisdictions include fiscal years 2020 through 2023 with exception of certain state jurisdictions currently under audit. The tax years remaining open to examination by foreign jurisdictions include 2014 through 2023.

NOTE 8 SHAREHOLDERS' EQUITY

The Company has an evergreen authorization from the Board of Directors for the repurchase of up to four million common shares in any calendar year. The repurchases are made using our cash and cash equivalents or other available sources and are held as treasury shares on our Consolidated Balance Sheets. During the fiscal years ended September 30, 2024 and 2023, we repurchased 1.4 million and 6.5 million common shares at an aggregate cost of $51.6 million and $249.0 million, including excise tax of $0.3 million and $1.8 million, respectively. During the fiscal year ended September 30, 2022, we repurchased 3.2 million common shares at an aggregate cost of $77.0 million. Repurchased common shares are held as treasury shares.

During the year ended September 30, 2024, we declared $168.3 million in cash dividends. A cash dividend of $0.25 per share was declared on September 11, 2024 for shareholders of record on November 18, 2024, payable on December 2, 2024. As a result, we recorded a Dividend Payable of $25.0 million on our Consolidated Balance Sheets as of September 30, 2024.

Accumulated Other Comprehensive Loss

Components of accumulated other comprehensive loss were as follows:

(in thousands)	September 30,		
	2024	2023	2022
Pre-tax amounts:			
Unrealized pension actuarial loss	$ (7,632)	$ (10,407)	$ (15,703)
Unrealized loss on available-for-sale debt security	(662)	—	—
	$ (8,294)	$ (10,407)	$ (15,703)
After-tax amounts:			
Unrealized pension actuarial loss	$ (5,838)	$ (7,981)	$ (12,072)
Unrealized loss on available-for-sale debt security	(512)	—	—
	$ (6,350)	$ (7,981)	$ (12,072)

Fluctuations in pension actuarial gains and losses are primarily due to changes in the discount rate and investment returns related to the defined benefit pension plan.

Investments classified as available-for-sale debt securities are reported at fair value with unrealized gains and losses excluded from net income and reported in other comprehensive income (loss).

The following is a summary of the changes in accumulated other comprehensive loss, net of tax, for the fiscal year ended September 30, 2024:

(in thousands)	Unrealized Loss on Available-for-Sale Securities	Defined Benefit Pension Plan	Total
Balance at September 30, 2023	$ —	$ (7,981)	$ (7,981)
Activity during the period			
Other comprehensive loss before reclassifications	(512)	—	(512)
Amounts reclassified from accumulated other comprehensive income	—	2,143	2,143
Net current-period other comprehensive income (loss)	(512)	2,143	1,631
Balance at September 30, 2024	$ (512)	$ (5,838)	$ (6,350)

NOTE 9 REVENUE FROM CONTRACTS WITH CUSTOMERS

Drilling Services Revenue

The majority of our drilling services are performed on a "daywork" contract basis, under which we charge a rate per day, with the price determined by the location, depth and complexity of the well to be drilled, operating conditions, the duration of the contract, and the competitive forces of the market. These drilling services, including our technology solutions, represent a series of distinct daily services that are substantially the same, with the same pattern of transfer to the customer. Because our customers benefit equally throughout the service period and our efforts in providing drilling services are incurred relatively evenly over the period of performance, revenue is recognized over time using a time-based input measure as we provide services to the customer. For any contracts that include a provision for pooled term days at contract inception, followed by the assignment of days to specific rigs throughout the contract term, we have elected, as a practical expedient, to recognize revenue in the amount for which the entity has a right to invoice, as permitted by ASC 606.

Performance-based contracts are contracts pursuant to which we are compensated partly based upon our performance against a mutually agreed upon set of predetermined targets. These types of contracts are relatively new to the industry and typically have a lower base dayrate, but give us the opportunity to receive additional compensation by meeting or exceeding certain performance targets agreed to by our customers. The variable consideration that we expect to receive is estimated at the most likely amount, and constrained to an amount such that it is probable a significant reversal of revenue previously recognized will not occur based on the performance targets. Total revenue recognized from performance contracts, including performance bonuses, was $1.2 billion, $1.2 billion and $0.7 billion during the fiscal years ended September 30, 2024, 2023 and 2022, respectively, of which, $56.6 million, $47.3 million and $38.8 million was related to performance bonuses recognized due to the achievement of performance targets during the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Contracts generally contain renewal or extension provisions exercisable at the option of the customer at prices mutually agreeable to us and the customer. For contracts that are terminated by customers prior to the expirations of their fixed terms, contractual provisions customarily require early termination amounts to be paid to us. Revenues from early terminated contracts are recognized when all contractual requirements have been met. During the fiscal years ended September 30, 2024, 2023 and 2022, early termination revenue associated with term contracts was $13.4 million, $2.3 million and $0.7 million, respectively.

We also act as a principal for certain reimbursable services and auxiliary equipment provided by us to our clients, primarily related to rig move trucking services, for which we incur costs and earn revenues. Many of these costs are variable, or dependent upon the activity that is performed each day under the related contract. Accordingly, reimbursements that we receive for out-of-pocket expenses are recorded as revenues and the out-of-pocket expenses for which they relate are recorded as operating costs during the period to which they relate within the series of distinct time increments. All of our revenues are recognized net of sales taxes, when applicable.

With most drilling contracts, we also receive payments contractually designated for the mobilization and demobilization of drilling rigs and other equipment to and from the client's drill site. Revenue associated with the mobilization and demobilization of our drilling rigs to and from the client's drill site do not relate to a distinct good or service. These revenues are deferred and recognized ratably over the related contract term that drilling services are provided.

Demobilization fees expected to be received upon contract completion are estimated at contract inception and recognized on a straight-line basis over the contract term. The amount of demobilization revenue that we ultimately collect is dependent upon the specific contractual terms, most of which include provisions for reduced or no payment for demobilization when, among other things, the contract is renewed or extended with the same client, or when the rig is subsequently contracted with another client prior to the termination of the current contract. Since revenues associated with demobilization activity are typically variable, at each period end, they are estimated at the most likely amount, and constrained to an amount such that it is probable a significant reversal of revenue previously recognized will not occur. Any change in the expected amount of demobilization revenue is accounted for with the net cumulative impact of the change in estimate recognized in the period during which the revenue estimate is revised.

On November 12, 2021, we settled a drilling contract dispute related to drilling services provided from fiscal years 2016 through 2019 with YPF S.A. (Argentina) ("YPF"). The settlement required that YPF make a one-time cash payment to H&P in the amount of $11.0 million and enter into drilling service contracts for three drilling rigs, each with multi-year terms. In addition, both parties were released of all outstanding claims against each other, and as a result, H&P recognized $5.4 million in revenue primarily due to accrued disputed amounts. Total revenue recognized as a result of the settlement in the amount of $16.4 million is included in Drilling services revenue within the International Solutions segment on our Consolidated Statements of Operations for the fiscal year ended September 30, 2022.

Contract Costs

Mobilization costs include certain direct costs incurred for mobilization of contracted rigs. These costs relate directly to a contract, enhance resources that will be used in satisfying the future performance obligations, and are expected to be recovered. These costs are capitalized when incurred and recorded as current or noncurrent contract fulfillment cost assets (depending on the length of the initial contract term), and are amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates, which typically includes the initial term of the related drilling contract or a period longer than the initial contract term if management anticipates a customer will renew or extend a contract, which we expect to benefit from the cost of mobilizing the rig. Abnormal mobilization costs are fulfillment costs that are incurred from excessive resources, wasted or spoiled materials, and unproductive labor costs that are not otherwise anticipated in the contract price and are expensed as incurred. As of September 30, 2024 and 2023, we capitalized fulfillment costs of $19.2 million and $11.4 million respectively, which is included within Prepaid expenses and Other noncurrent assets on our Consolidated Balance Sheets.

If capital modification costs are incurred for rig modifications or if upgrades are required for a contract, these costs are considered to be capital improvements. These costs are capitalized as property, plant and equipment and depreciated over the estimated useful life of the improvement.

Remaining Performance Obligations

The total aggregate transaction price allocated to the unsatisfied performance obligations, commonly referred to as backlog, as of September 30, 2024 was approximately $1.5 billion, of which $0.8 billion is expected to be recognized during fiscal year 2025, and approximately $0.7 billion in fiscal year 2026 and thereafter. These amounts do not include anticipated contract renewals or expected performance bonuses as part of its calculation. Additionally, contracts that currently contain month-to-month terms are represented in our backlog as one month of unsatisfied performance obligations. Our contracts are subject to cancellation or modification at the election of the customer; however, due to the level of capital deployed by our customers on underlying projects, we have not been materially adversely affected by contract cancellations or modifications in the past.

Contract Assets and Liabilities

Amounts owed from our customers under our revenue contracts are typically billed on a monthly basis as the service is being provided and are due within 30 days of billing. Such amounts are classified as accounts receivable on our Consolidated Balance Sheets. Under certain of our contracts, we recognize revenues in excess of billings, referred to as contract assets, within Prepaid expenses and Other current assets within our Consolidated Balance Sheets.

In some instances, we may be entitled to receive payments in advance of satisfying our performance obligations under the contract. We recognize a liability for these payments in excess of revenue recognized, referred to as deferred revenue or contract liabilities, within Accrued liabilities and Other noncurrent liabilities in our Consolidated Balance Sheets. Contract balances are presented at the net amount at a contract level.

The following table summarizes the balances of our contract assets (net of allowance for estimated credit losses) and liabilities at the dates indicated:

(in thousands)	September 30, 2024	September 30, 2023
Contract assets, net	$ 4,563	$ 6,560

(in thousands)	
Contract liabilities balance at September 30, 2022	$ 20,646
Payment received/accrued and deferred	76,756
Revenue recognized during the period	(68,520)
Contract liabilities balance at September 30, 2023	28,882
Payment received/accrued and deferred	61,773
Revenue recognized during the period	(61,603)
Contract liabilities balance at September 30, 2024	$ 29,052

NOTE 10 STOCK-BASED COMPENSATION

The Helmerich & Payne, Inc. 2024 Omnibus Incentive Plan (the "2024 Plan") approved by our stockholders is a stock and cash-based incentive plan that, among other things, authorizes the Board or Human Resources Committee of the Board to grant executive officers, employees and non-employee directors stock options, stock appreciation rights, restricted shares and restricted share units (including performance share units), share bonuses, other share-based awards and cash awards. Restricted stock may be granted for no consideration other than prior and future services. The purchase price per share for stock options may not be less than market price of the underlying stock on the date of grant. Stock options expire ten years after the grant date. The 2024 Plan governs all of our stock-based awards granted on or after February 27, 2024. Awards outstanding under the Helmerich & Payne, Inc. 2010 Long-Term Incentive Plan, the Helmerich & Payne, Inc. 2016 Omnibus Incentive Plan and the Helmerich & Payne, Inc. Amended and Restated 2020 Omnibus Incentive Plan (the "2020 Plan") remain subject to the terms and conditions of those plans. Beginning with fiscal year 2019, we replaced stock options with performance share units as a component of our executives' long-term equity incentive compensation. As a result, no stock options were granted after the 2018 fiscal year. We have also eliminated stock options as an element of our non-employee director compensation program. At September 30, 2024, we had $1.9 million outstanding exercisable stock options with a weighted-average exercise price of $63.55.

During the fiscal year ended September 30, 2024, 794,828 shares of restricted stock awards were granted under the 2024 Plan and the 2020 Plan, and 223,100 performance share units were granted under the 2020 Plan.

A summary of compensation cost for stock-based payment arrangements recognized in Drilling services operating expense, Research and development expense and Selling, general and administrative expense on our Consolidated Statements of Operations is as follows:

| | | September 30, | | | | |
(in thousands)		**2024**		**2023**		**2022**
Stock-based compensation expense						
Drilling services operating	$	5,904	$	5,919	$	5,142
Research and development		2,033		1,905		1,551
Selling, general and administrative		23,261		24,632		21,339
	$	31,198	$	32,456	$	28,032

During the fiscal years ended September 30, 2024, 2023 and 2022, we recognized income tax benefits related to stock-based compensation expense of $7.1 million, $7.4 million and $6.4 million, respectively.

Restricted Stock

Restricted stock awards consist of our common stock. Awards granted after September 30, 2020 are time vested over three years. Non-forfeitable dividends are paid on non-vested shares of restricted stock. We recognize compensation expense on a straight-line basis over the vesting period. The fair value of restricted stock awards is determined based on the closing price of our shares on the grant date. As of September 30, 2024, there was $30.1 million of total unrecognized compensation cost related to unvested restricted stock awards. That cost is expected to be recognized over a weighted-average period of 1.8 years.

A summary of the status of our restricted stock awards as of September 30, 2024, and of changes in restricted stock outstanding during the fiscal years ended September 30, 2024, 2023 and 2022, is as follows:

| | **2024** | | **2023** | | **2022** | |
(shares in thousands)	**Shares**[1]	**Weighted-Average Grant Date Fair Value per Share**	**Shares**[1]	**Weighted-Average Grant Date Fair Value per Share**	**Shares**[1]	**Weighted-Average Grant Date Fair Value per Share**
Non-vested restricted stock outstanding as of the beginning of period	1,362 $	35.11	1,493 $	30.85	1,412 $	37.36
Granted	795	35.44	592	44.48	744	25.83
Vested[2]	(777)	33.60	(708)	33.95	(610)	39.81
Forfeited	(19)	36.54	(15)	36.25	(53)	30.98
Non-vested restricted stock outstanding at September 30,	1,361 $	36.14	1,362 $	35.11	1,493 $	30.85

(1) Restricted stock shares include restricted phantom stock units under our Director Deferred Compensation Plan. These phantom stock units confer the economic benefits of owning company stock without the actual ownership, transfer or issuance of any shares. Phantom stock units are subject to a vesting period of one year from the grant date. During the fiscal years ended September 30, 2024, 2023, and 2022, 18,700, 12,591, and 14,199 restricted phantom stock units were granted, respectively, and 12,591, 14,199 and 18,906 restricted phantom stock units vested, respectively.

(2) The number of restricted stock awards vested includes shares that we withheld on behalf of our employees to satisfy the statutory tax withholding requirements.

Performance Units

We have made awards to certain employees that are subject to market-based performance conditions ("performance units"). Subject to the terms and conditions set forth in the applicable performance share unit award agreements and the 2020 Plan, grants of performance units are subject to a vesting period of three years (the "Vesting Period") that is dependent on the achievement of certain performance goals. Such performance unit grants consist of two separate components. Performance units that comprise the first component are subject to a three-year performance cycle. Performance units that comprise the second component are further divided into three separate tranches, each of which is subject to a separate one-year performance cycle within the full three-year performance cycle. The vesting of the performance units is generally dependent on (i) the achievement of the Company's total shareholder return ("TSR") performance goals relative to the TSR achievement of a peer group of companies (the "Peer Group") over the applicable performance cycle, and (ii) the continued employment of the recipient of the performance unit award throughout the Vesting Period and (iii) for performance units granted beginning in December 2022, the application of the ROIC Modifier (as defined herein). The Vesting Period for performance units granted in November 2020 ended on December 31, 2023 and the performance units eligible to vest were settled in shares of common stock in January 2024.

Additional performance units are credited based on the amount of cash dividends on our common stock divided by the market value of our common stock on the date such dividend is paid. Such dividend equivalents are subject to the same terms and conditions as the underlying performance units and are settled or forfeited in the same manner and at the same time as the performance units to which they were credited. The vesting of units ranges from zero to 200 percent of the units granted depending on the Company's TSR relative to the TSR of the Peer Group on the vesting date. Based on the Company's return on invested capital ("ROIC") performance over a full three-year performance cycle, the Human Resources Committee may increase or decrease by 25 percent the number of performance units that otherwise would be paid out solely based on the achievement of relative TSR performance over a full three-year performance cycle (the "ROIC Modifier").

The grant date fair value of performance units was determined through use of the Monte Carlo simulation method. The Monte Carlo simulation method requires the use of highly subjective assumptions. Our key assumptions in the method include the price and the expected volatility of our stock and our self-determined Peer Group companies' stock, risk free rate of return and cross-correlations between the Company and our Peer Group companies. The valuation model assumes dividends are immediately reinvested. As of September 30, 2024, there was $10.2 million of unrecognized compensation cost related to unvested performance units. That cost is expected to be recognized over a weighted-average period of 1.8 years.

A summary of the status of our performance units and changes in non-vested performance units outstanding is presented below:

(in thousands, except per share amounts)	2024 Shares	2024 Weighted-Average Grant Date Fair Value per Share	2023 Shares	2023 Weighted-Average Grant Date Fair Value per Share	2022 Shares	2022 Weighted-Average Grant Date Fair Value per Share
Non-vested performance units outstanding as of the beginning of period	796	$ 34.51	726	$ 33.67	699	$ 41.55
Granted	223	39.86	144	54.30	227	30.12
Vested [1]	(303)	29.77	(286)	43.40	(161)	62.66
Dividend equivalent rights credited and performance factor adjustment [2]	(106)	34.09	212	35.94	15	32.82
Forfeited	(7)	38.67	—	—	(54)	34.16
Non-vested performance units outstanding September 30, [3]	603	$ 38.90	796	$ 34.51	726	$ 33.67

(1) The number of performance units vested includes units that we withheld on behalf of our employees to satisfy the statutory tax withholding requirements.

(2) At the end of the Vesting Period, recipients receive dividend equivalents, if any, with respect to the number of vested performance units. The vesting of units ranges from zero to 200 percent of the units granted depending on the Company's TSR relative to the TSR of the Peer Group on the vesting date.

(3) Of the total non-vested performance units at the end of the period, specified performance criteria has been achieved with respect to 91,496 performance units which is calculated based on the payout percentage for the completed performance period. The vesting and number of the remainder of non-vested performance units reflected at the end of the period is contingent upon our achievement of specified target performance criteria. If we meet the specified maximum performance criteria, approximately 330,331 additional performance units could vest or become eligible to vest.

The weighted-average fair value calculations for performance units granted within the fiscal period are based on the following weighted-average assumptions set forth in the table below.

	2024	2023	2022
Risk-free interest rate[1]	4.3 %	4.1 %	1.0 %
Expected stock volatility[2]	52.5 %	71.6 %	67.3 %
Expected term (in years)	3	3	3

(1) The risk-free interest rate is based on U.S. Treasury securities for the expected term of the performance units.

(2) Expected volatilities are based on the daily closing price of our stock based upon historical experience over a period which approximates the expected term of the performance units.

NOTE 11 ACQUISITION TRANSACTION COSTS

During the fiscal year ended September 30, 2024, we recognized approximately $15.0 million in acquisition transaction costs associated with the Acquisition. These non-recurring costs are primarily related to third-party legal and advisory services and are included in Acquisition transaction costs on the Consolidated Statements of Operations.

NOTE 12 EARNINGS PER COMMON SHARE

ASC 260, Earnings per Share, requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividends or dividend equivalents as a separate class of securities in calculating earnings per share. We have granted and expect to continue to grant to employees restricted stock grants that contain non-forfeitable rights to dividends. Such grants are considered participating securities under ASC 260. As such, we are required to include these grants in the calculation of our basic earnings per share and calculate basic earnings per share using the two-class method. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings.

Basic earnings per share is computed utilizing the two-class method and is calculated based on the weighted-average number of common shares outstanding during the periods presented.

Diluted earnings per share is computed using the weighted-average number of common and common equivalent shares outstanding during the periods utilizing the two-class method for stock options, non-vested restricted stock and performance units.

Under the two-class method of calculating earnings per share, dividends paid and a portion of undistributed net income, but not losses, are allocated to unvested restricted stock grants that receive dividends, which are considered participating securities.

The following table sets forth the computation of basic and diluted earnings per share:

	September 30,		
(in thousands, except per share amounts)	**2024**	**2023**	**2022**
Numerator:			
Net income	$ 344,165	$ 434,100	$ 6,953
Adjustment for basic earnings per share:			
Earnings allocated to unvested shareholders	(4,726)	(5,863)	(1,508)
Numerator for basic earnings per share	339,439	428,237	5,445
Adjustment for diluted earnings per share:			
Effect of reallocating undistributed earnings of unvested shareholders	5	12	—
Numerator for diluted earnings per share	$ 339,444	$ 428,249	$ 5,445
Denominator:			
Denominator for basic earnings per share - weighted-average shares	98,857	102,447	105,891
Effect of dilutive shares from restricted stock and performance share units	210	405	664
Denominator for diluted earnings per share - adjusted weighted-average shares	99,067	102,852	106,555
Basic earnings per common share	$ 3.43	$ 4.18	$ 0.05
Diluted earnings per common share	$ 3.43	$ 4.16	$ 0.05

The following potentially dilutive average shares attributable to outstanding equity awards were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive:

(in thousands, except per share amounts)	**2024**	**2023**	**2022**
Potentially dilutive shares excluded as anti-dilutive	2,355	2,451	2,543
Weighted-average price per share	$ 60.28	$ 62.08	$ 62.36

NOTE 13 FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

We have certain assets and liabilities that are required to be measured and disclosed at fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use the following fair value hierarchy established in ASC 820-10 to measure fair value to prioritize the inputs:

- Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
- Level 2 — Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Fair Value Measurements

The following tables summarize our financial assets and liabilities measured at fair value on a recurring basis and indicate the level in the fair value hierarchy in which we classify the fair value measurement as of the dates indicated below.

		September 30, 2024						
(in thousands)		Fair Value		Level 1		Level 2		Level 3
Assets								
Short-term investments:								
Corporate debt securities	$	33,813	$	—	$	33,813	$	—
U.S. government and federal agency securities		53,490		53,490		—		—
Investment in ADNOC Drilling		205,616		205,616		—		—
Total		292,919		259,106		33,813		—
Long-term investments:								
Recurring fair value measurements:								
Equity securities:								
Non-qualified supplemental savings plan		15,633		15,633		—		—
Investment in Tamboran		20,958		20,958		—		—
Debt securities:								
Investment in Galileo, net		27,044		—		—		27,044
Geothermal debt securities, net		2,000		—		—		2,000
Other debt securities		4,588		4,338		—		250
Total	$	70,223	$	40,929	$	—	$	29,294

As of September 30, 2024, our equity security investments in geothermal energy were $25.8 million, of which $0.1 million was measured at fair value as of September 30, 2024. The remaining $25.7 million is measured at cost, less any impairments. Our other equity security investments totaled $4.3 million and our debt security investments in held to maturity bonds totaled $0.3 million. These investments are measured at cost, less any impairments.

		September 30, 2023						
(in thousands)		Fair Value		Level 1		Level 2		Level 3
Assets								
Short-term investments:								
Corporate debt securities	$	48,764	$	—	$	48,764	$	—
U.S. government and federal agency securities		44,836		44,836		—		—
Total	$	93,600	$	44,836	$	48,764	$	—
Long-term investments:								
Recurring fair value measurements:								
Equity securities:								
Non-qualified supplemental savings plan		14,597		14,597		—		—
Investment in ADNOC Drilling		174,758		174,758		—		—
Investment in Tamboran		9,920		9,920		—		—
Debt securities:								
Investment in Galileo		35,434		—		—		35,434
Geothermal debt securities, net		2,006		—		—		2,006
Total	$	236,715	$	199,275	$	—	$	37,440
Liabilities								
Contingent consideration	$	9,455	$	—	$	—	$	9,455

As of September 30, 2023, our equity security investments in geothermal energy were $25.2 million. These investments are measured at cost, less any impairments. Our other equity securities subject to measurement at fair value on a nonrecurring basis was $3.0 million, of which $2.4 million were measured at fair value as of September 30, 2023. The remaining $0.6 million is measured at cost, less any impairments.

Recurring Fair Value Measurements

Short-term Investments

      Short-term investments primarily include securities classified as trading securities. Both realized and unrealized gains and losses on trading securities are included in other income (expense) in the Consolidated Statements of Operations. These securities are recorded at fair value. Level 1 inputs include U.S. agency issued debt securities with active markets and money market funds. For these items, quoted current market prices are readily available. Level 2 inputs include corporate bonds measured using broker quotations that utilize observable market inputs.

Long-term Investments

      Equity Securities Our long-term investments include debt and equity securities and assets held in a Non-Qualified Supplemental Savings Plan ("Savings Plan") and are recorded within Investments on our Consolidated Balance Sheets. Our assets that we hold in the Savings Plan are comprised of mutual funds that are measured using Level 1 inputs.

      During September 2021, the Company made a $100.0 million cornerstone investment in ADNOC Drilling in advance of its announced initial public offering, representing 159.7 million shares of ADNOC Drilling, equivalent to a one percent ownership stake and subject to a three-year lockup period. ADNOC Drilling's initial public offering was completed on October 3, 2021, and its shares are listed and traded on the Abu Dhabi Securities Exchange. During September 2024, the three-year lockup period expired and the balance was reclassified to Short-term investments on our Consolidated Balance Sheets. This investment is measured at fair value with any gains or losses recorded within Gain on investment securities on our Consolidated Statements of Operations.

      During the fiscal year ended September 30, 2024, 2023 and 2022, we recognized a gain of $30.9 million, $27.4 million and $47.4 million on our Consolidated Statements of Operations for each period respectively, as a result of the change in fair value of the investment during the period. As of September 30, 2024, this investment is classified as a Level 1 investment based on the quoted stock price on the Abu Dhabi Securities Exchange.

      During the fiscal year ended September 30, 2022, we sold our remaining equity securities of approximately 467.5 thousand shares in Schlumberger, Ltd. and received proceeds of approximately $22.0 million. For the fiscal year ended September 30, 2022, we recorded a gain of $8.2 million related to this investment, which includes a $0.5 million gain recognized upon the sale of our investment and a $7.7 million gain as a result of the change in fair value of the investment during the period. This activity is reported in Gain on investment securities in our Consolidated Statements of Operations.

      Equity Securities with Fair Value Option In October 2022, we made a $14.1 million equity investment, representing 106.0 million common shares in Tamboran Resources. In December 2023, all shares of Tamboran Resources were transferred to Tamboran Corp. in exchange for depository interests in Tamboran Corp. Depository interests, referred to as CHESS Depository Interests, each representing beneficial interests of 1/200th of a share of Tamboran Corp. common stock, are listed on the Australian Stock Exchange under the ticker symbol "TBN." Tamboran Corp. is focused on developing a natural gas resource in Australia's Beetaloo Sub-basin.

      On June 4, 2024, the Company entered into a convertible note agreement with Tamboran Corp. This note was utilized to relieve Tamboran's outstanding accounts receivable balance owed to the Company, and therefore no cash was exchanged as part of the transaction. The convertible note agreement provided that the notes converted into shares of common stock of Tamboran Corp. under certain circumstances in connection with an initial public offering in which its stock was listed on the NYSE or NASDAQ Stock Exchange. On June 26, 2024, Tamboran Corp. completed an initial public offering of its common stock on the NYSE and its common stock is listed on the NYSE, under the ticker "TBN". As a result of this offering, the convertible note of $9.4 million was converted into 0.5 million common shares in Tamboran Corp. Our investment is classified as a long-term equity investment within Investments on our Consolidated Balance Sheets and measured at fair value with any gains or losses recognized through net income and recorded within Gain on investment securities on our Consolidated Statements of Operations. Our shares received in this initial public offering are subject to a 180-day lockup period. Consistent with the provisions of ASU No. 2022-03, contractual sale restrictions are not considered in the fair value measurement of our investment in Tamboran Resources Corporation.

      We believe we have a significant influence, but not control or joint control over the investee, due to several factors, including our ownership percentage, operational involvement and role on the investee's board of directors. As of September 30, 2024, our combined equity ownership was approximately 7.2 percent representing 1.0 million common shares in Tamboran Corp. We consider this investment to have a readily determinable fair value and have elected to account for this investment using the fair value option with any changes in fair value recognized through net income. Under the guidance, Topic 820, Fair Value Measurement, this investment is classified as a Level 1 investment based on the quoted stock price which is publicly available. During the year ended September 30, 2024 and 2023, we recognized gains (loss) of $1.6 million and $(4.2) million, respectively, recorded within Gain on investment securities on our Consolidated Statements of Operations, as a result of the change in fair value of the investment.

Debt Securities During April 2022, the Company made a $33.0 million cornerstone investment in Galileo Holdco 2 Limited Technologies ("Galileo Holdco 2"), part of the group of companies known as Galileo Technologies ("Galileo") in the form of notes with an option to convert into common shares of the parent of Galileo Holdco 2 ("Galileo Parent"). Galileo specializes in liquification, natural gas compression and re-gasification modular systems and technologies to make the production, transportation, and consumption of natural gas, biomethane, and hydrogen more economically viable. The convertible note bears interest at 5.0 percent per annum with a maturity date of the earlier of April 2027 or an exit event (as defined in the agreement as either an initial public offering or a sale of Galileo). During the fiscal year ended September 30, 2023, our convertible note agreement was amended to include any interest which has accrued but not yet compounded or issued as a note. As a result, we have included accrued interest in our total investment balance. We do not intend to sell this investment prior to its maturity date or an exit event. During the year ended September 30, 2024, we recorded an allowance for credit loss of $10.2 million, as a result of the change in fair value of the investment due to credit related factors. The loss was recognized through net income and recorded within Gain on investment securities on our Consolidated Statements of Operations.

The following table provides quantitative information about our Level 3 unobservable significant inputs related to our debt security investment with Galileo at the dates included below:

September 30, 2024

Fair Value (in thousands)	Valuation Technique	Unobservable Inputs	
$ 27,044	Black-Scholes-Merton model	Discount rate	18.7 %
		Risk-free rate	3.5 %
		Equity volatility	66.0 %

September 30, 2023

Fair Value (in thousands)	Valuation Technique	Unobservable Inputs	
$ 35,434	Black-Scholes-Merton model	Discount rate	19.2 %
		Risk-free rate	4.3 %
		Equity volatility	92.0 %

The above significant unobservable inputs are subject to change based on changes in economic and market conditions. The use of significant unobservable inputs creates uncertainty in the measurement of fair value as of the reporting date. Significant increases or decreases in the discount rate, risk-free rate, and equity volatility in isolation would result in a significantly lower or higher fair value measurement. It is not possible for us to predict the effect of future economic or market conditions on our estimated fair values.

All of our long-term debt securities, including our investment in Galileo, are classified as available-for-sale and are measured using Level 3 unobservable inputs based on the absence of market activity. The following table reconciles changes in the fair value of our Level 3 assets for the periods presented below:

	Year Ended September 30,	
(in thousands)	2024	2023
Assets at beginning of period	$ 37,440	$ 33,565
Purchases	250	2,122
Accrued interest[1]	1,771	2,434
Total gains or (losses):		
Included in earnings[2]	(10,167)	(681)
Assets at end of period	$ 29,294	$ 37,440

(1)   During the fiscal year ended September 30, 2023, our convertible note agreement with Galileo was amended to include any interest which has accrued but not yet compounded or issued as a funding note. As a result, we have included accrued interest in our total investment balance.

(2)   During the fiscal years ended September 30, 2024 and September 30, 2023, we recorded an allowance for credit loss related to our Galileo investment and one of our geothermal debt securities as the balance is deemed to be uncollectible.

Nonrecurring Fair Value Measurements

We have certain assets that are subject to measurement at fair value on a nonrecurring basis. For these nonfinancial assets, measurement at fair value in periods subsequent to their initial recognition is applicable if they are determined to be impaired. These assets generally include property, plant and equipment, goodwill, intangible assets, and operating lease right-of-use assets. If measured at fair value in the Consolidated Balance Sheets, these would generally be classified within Level 2 or 3 of the fair value hierarchy. Further details on any changes in valuation of these assets is provided in their respective footnotes.

Equity Securities

We also hold various other equity securities without readily determinable fair values, primarily comprised of geothermal investments. These equity securities are initially measured at cost, less any impairments, and will be marked to fair value once observable changes in identical or similar investments from the same issuer occur. All of our long-term equity securities are measured using Level 3 unobservable inputs based on the absence of market activity.

The following table reconciles changes in the balance of our equity securities, without readily determinable fair values, including investments that have been subsequently marked to fair value, for the periods presented below:

(in thousands)	Year Ended September 30,	
	2024	2023
Assets at beginning of period	$ 28,232	$ 23,745
Purchases	3,870	4,487
Disposals	(616)	—
Total gains or (losses):		
Included in earnings	(1,396)	—
Assets at end of period	$ 30,090	$ 28,232

Contingent Consideration

Other financial instruments measured using Level 3 unobservable inputs primarily consist of earnout payments associated with our business acquisition in fiscal year 2019 (for which the measurement period concluded as of June 30, 2024). Contingent consideration is recorded in Accrued liabilities on the Consolidated Balance Sheets based on the expected timing of milestone achievements. The following table reconciles changes in the fair value of our Level 3 liabilities for the periods presented below:

(in thousands)	2024	2023
Liabilities at beginning of period	$ 9,455	$ 4,022
Additions	—	500
Total gains or losses:		
Included in earnings	6,670	7,808
Settlements[1]	(16,125)	(2,875)
Liabilities at end of period	$ —	$ 9,455

(1) Settlements represent earnout payments that have been paid or earned during the period.

Other Financial Instruments

The carrying amount of cash and cash equivalents and restricted cash approximates fair value due to the short-term nature of these items. The majority of cash equivalents are invested in highly liquid money-market mutual funds invested primarily in direct or indirect obligations of the U.S. Government and in federally insured deposit accounts. The carrying value of accounts receivable, other current and noncurrent assets, accounts payable, accrued liabilities and other liabilities approximated fair value at September 30, 2024 and 2023.

The following information presents the supplemental fair value information for our long-term fixed-rate debt at September 30, 2024 and 2023:

(in millions)	September 30,	
	2024	2023
Long-term debt, net		
Carrying value	1,782.2	545.1
Fair value	1,702.9	435.5

The fair values of the long-term fixed-rate debt is based on broker quotes at September 30, 2024 and 2023. The notes are classified within Level 2 of the fair value hierarchy as they are not actively traded in markets.

NOTE 14 EMPLOYEE BENEFIT PLANS

We maintain a domestic noncontributory defined benefit pension plan covering certain U.S. employees who meet certain age and service requirements. In July 2003, we revised the Helmerich & Payne, Inc. Employee Retirement Plan ("Pension Plan") to close the Pension Plan to new participants effective October 1, 2003, and reduce benefit accruals for current participants through September 30, 2006, at which time benefit accruals were discontinued and the Pension Plan was frozen.

The following table provides a reconciliation of the changes in the pension benefit obligations and fair value of Pension Plan assets over the two-year period ended September 30, 2024 and a statement of the funded status as of September 30, 2024 and 2023:

(in thousands)	September 30,			
		2024		2023
Accumulated benefit obligation	$	57,154	$	54,646
Changes in projected benefit obligations:				
Projected benefit obligation at beginning of year	$	54,646	$	60,463
Interest cost		3,009		3,086
Actuarial loss (gain)		2,885		(4,940)
Benefits paid		(3,386)		(3,963)
Projected benefit obligation at end of year	$	57,154	$	54,646
Change in plan assets:				
Fair value of plan assets at beginning of year	$	43,780	$	41,764
Actual return on plan assets		7,127		979
Employer contribution		6,000		5,000
Benefits paid		(3,386)		(3,963)
Fair value of plan assets at end of year	$	53,521	$	43,780
Funded status of the plan at end of year	$	(3,633)	$	(10,866)

Fluctuations in actuarial gains and losses during the period are primarily due to changes in the discount rate and investment returns. The mortality table issued by the Society of Actuaries in October 2021 was used for the September 30, 2024 pension calculation. The net pension liability at September 30, 2024 and 2023 was $3.6 million and $10.9 million, respectively. These liabilities are recorded within other noncurrent liabilities in our Consolidated Balance Sheets.

The net actuarial loss recognized in Accumulated other comprehensive income (loss) at September 30, 2024 and 2023, and not yet reflected in net periodic benefit cost, was $7.6 million and $10.4 million respectively.

Unrecognized actuarial gains/losses outside of a corridor of the greater of: 1) 10 percent of the Projected Benefit Obligation, or 2) the fair value of assets, are amortized into expense for the year on a straight-line basis over the average remaining service years of participants. Amortization is not carried from year-to-year as the calculation resets each year.

The weighted average assumptions used for the pension calculations were as follows:

	September 30,		
	2024	2023	2022
Discount rate for net periodic benefit costs	5.77 %	5.44 %	2.75 %
Discount rate for year-end obligations	4.84 %	5.77 %	5.44 %
Expected return on plan assets	4.40 %	4.50 %	4.25 %

We made a voluntary contribution of $6.0 million in fiscal year 2024 and a voluntary contribution $5.0 million in both fiscal year 2023 and 2022. In fiscal year 2025, we do not expect minimum contributions required by law to be needed. However, we may make contributions in fiscal year 2025 if needed to fund unexpected distributions in lieu of liquidating pension assets.

Components of the net periodic pension expense were as follows:

(in thousands)	Year Ended September 30,		
	2024	**2023**	**2022**
Interest cost	$ 3,009	$ 3,086	$ 2,537
Expected return on plan assets[1]	(2,080)	(1,762)	(2,481)
Recognized net actuarial loss	612	1,139	2,080
Settlement expense	—	—	9,031
Net pension expense	$ 1,541	$ 2,463	$ 11,167

(1) The Company uses the fair value of plan assets in determining the expected return on plan assets.

We record settlement expense when benefit payments exceed the total annual interest costs. During March 2022, the Company's domestic noncontributory defined benefit pension plan was amended to include a limited lump sum distribution option and a special eligibility window to be available to certain participants. During the period beginning on May 2, 2022 and ending on June 30, 2022, these participants could elect the limited lump sum distribution. This one-time lump sum was subsequently paid in August 2022 and resulted in a pension settlement charge of $7.8 million during the year ended September 30, 2022.

The following table reflects the expected benefits to be paid from the Pension Plan in each of the next five fiscal years, and in the aggregate for the five years thereafter (in thousands):

Year Ended September 30,						
2025	**2026**	**2027**	**2028**	**2029**	**2030 – 2034**	**Total**
$ 5,786	$ 5,232	$ 5,339	$ 4,721	$ 3,980	$ 21,094	$ 46,152

Investment Strategy and Asset Allocation

Our investment policy and strategies are established with a long-term view in mind. The investment strategy is intended to help pay the cost of the Pension Plan while providing adequate security to meet the benefits promised under the Pension Plan. We maintain a diversified asset mix to minimize the risk of a material loss to the portfolio value that might occur from devaluation of any single investment. In determining the appropriate asset mix, our financial strength and ability to fund potential shortfalls are considered. Pension Plan assets are invested in portfolios of diversified public-market equity securities and fixed income securities. The Pension Plan does not directly hold securities of the Company.

The expected long-term rate of return on Pension Plan assets is based on historical and projected rates of return for current and planned asset classes in the Pension Plan's investment portfolio after analyzing historical experience and future expectations of the return and volatility of various asset classes.

During the 2021 fiscal year, we implemented a glide-path strategy with a goal to reduce risk as certain funded levels are achieved and began aligning our fixed income exposure with our pension liabilities. The target allocation for 2025 and the asset allocation for the Pension Plan at the end of fiscal years 2024 and 2023, by asset category, were as follows:

	Target Allocation	September 30,	
Asset Category	**2025**	**2024**	**2023**
U.S. equities	4 %	10 %	17 %
International equities	5	5	12
Fixed income	91	85	71
Total	100 %	100 %	100 %

Plan Assets

The fair value of Pension Plan assets at September 30, 2024 and 2023, summarized by level within the fair value hierarchy described in Note 13—Fair Value Measurement of Financial Instruments, are as follows:

	September 30, 2024			
(in thousands)	Total	Level 1	Level 2	Level 3
Short-term investments	$ 3,369	$ 3,369	$ —	$ —
Mutual funds:				
Domestic stock funds	5,223	5,223	—	—
Bond funds	41,950	41,950	—	—
International stock funds	2,887	2,887	—	—
Total mutual funds	50,060	50,060	—	—
Oil and gas properties	92	—	—	92
Total	$ 53,521	$ 53,429	$ —	$ 92

	September 30, 2023			
(in thousands)	Total	Level 1	Level 2	Level 3
Short-term investments	$ 1,018	$ 1,018	$ —	$ —
Mutual funds:				
Domestic stock funds	7,299	7,299	—	—
Bond funds	30,319	30,319	—	—
International stock funds	5,120	5,120	—	—
Total mutual funds	42,738	42,738	—	—
Oil and gas properties	24	—	—	24
Total	$ 43,780	$ 43,756	$ —	$ 24

As of September 30, 2024 and 2023, the Pension Plan's financial assets utilizing Level 1 inputs are valued based on quoted prices in active markets for identical securities. As of September 30, 2024 and 2023, the Pension Plan's assets utilizing Level 3 inputs consist of oil and gas properties. The fair value of oil and gas properties is determined by Wells Fargo Bank, N.A., based upon actual revenue received for the previous twelve-month period and experience with similar assets.

Defined Contribution Plan

Substantially all employees on the U.S. payroll may elect to participate in our 401(k)/Thrift Plan by contributing a portion of their earnings. We contribute an amount equal to 100 percent of the first five percent of the participant's compensation subject to certain limitations. The annual expense incurred for this defined contribution plan was $26.9 million, $25.8 million and $24.8 million in fiscal years 2024, 2023 and 2022, respectively.

NOTE 15 SUPPLEMENTAL BALANCE SHEET INFORMATION

The following reflects the activity in our allowance for expected credit losses on trade receivables for fiscal years 2024, 2023 and 2022:

	Year Ended September 30,		
(in thousands)	2024	2023	2022
Allowance for credit losses:			
Balance at October 1,	$ 2,688	$ 2,975	$ 2,068
Provision for credit loss	289	534	1,077
(Write-off) recovery of credit loss	—	(821)	(170)
Balance at September 30,	$ 2,977	$ 2,688	$ 2,975

Accounts receivable, prepaid expenses and other current assets, net, accrued liabilities and noncurrent liabilities —other at September 30, 2024 and 2023 consist of the following:

| | Year Ended September 30, | |
	2024	2023
(in thousands)		
Accounts receivable, net of allowance:		
Trade receivables	$ 418,586	$ 403,091
Income tax receivable	18	1,097
Total accounts receivable, net of allowance	$ 418,604	$ 404,188
Prepaid expenses and other current assets, net:		
Deferred mobilization	$ 8,329	$ 7,873
Prepaid insurance	10,277	11,160
Prepaid value added tax	5,644	7,867
Prepaid maintenance and rent	12,802	12,278
Accrued demobilization, net	4,563	6,560
Prepaid equipment	23,249	21,821
Insurance recoverable	6,706	28,129
Other	4,849	2,039
Total prepaid expenses and other current assets, net	$ 76,419	$ 97,727
Accrued liabilities:		
Accrued operating costs	$ 60,179	$ 20,618
Payroll and employee benefits	73,744	55,596
Taxes payable, other than income tax	36,339	32,537
Self-insurance liabilities	41,040	60,921
Deferred income	23,542	23,441
Deferred mobilization revenue	8,626	10,247
Accrued income taxes	7,020	24,495
Contingent consideration	—	9,455
Operating lease liability	16,997	13,772
Litigation and claims	5,881	4,518
Other	13,473	7,285
Total accrued liabilities	$ 286,841	$ 262,885
Noncurrent liabilities — Other:		
Pension and other non-qualified retirement plans	$ 28,277	$ 33,048
Self-insurance liabilities	41,040	42,285
Deferred revenue	10,123	8,135
Uncertain tax positions including interest and penalties	790	3,136
Operating lease liability	59,733	41,038
Other	171	487
Total noncurrent liabilities — other	$ 140,134	$ 128,129

NOTE 16 COMMITMENTS AND CONTINGENCIES

Purchase Commitments

Equipment, parts and supplies are ordered in advance to promote efficient construction and capital improvement progress. At September 30, 2024, we had purchase commitments for equipment, parts and supplies of approximately $116.3 million.

Lease Obligations

Refer to Note 4—Leases for additional information on our lease obligations.

We are contingently liable to sureties in respect of bonds issued by the sureties in connection with certain commitments entered into by us in the normal course of business. We have agreed to indemnify the sureties for any payments made by them in respect of such bonds.

Contingencies

During the ordinary course of our business, contingencies arise resulting from an existing condition, situation or set of circumstances involving an uncertainty as to the realization of a possible gain or loss contingency. We account for gain contingencies in accordance with the provisions of ASC 450, Contingencies, and, therefore, we do not record gain contingencies or recognize income until realized. The property and equipment of our Venezuelan subsidiary was seized by the Venezuelan government on June 30, 2010. Our wholly-owned subsidiaries, Helmerich & Payne International Drilling Co. ("HPIDC"), and Helmerich & Payne de Venezuela, C.A. filed a lawsuit in the United States District Court for the District of Columbia on September 23, 2011 against the Bolivarian Republic of Venezuela, Petroleos de Venezuela, S.A. and PDVSA Petroleo, S.A., seeking damages for the seizure of their Venezuelan drilling business in violation of international law and for breach of contract. While there exists the possibility of realizing a recovery on HPIDC's expropriation claims, we are currently unable to determine the timing or amounts we may receive, if any, or the likelihood of recovery.

The Company and its subsidiaries are parties to various other pending legal actions arising in the ordinary course of our business. We maintain insurance against certain business risks subject to certain deductibles. Although no assurance can be given, we believe, based on our experiences to date and taking into account established reserves and insurance, that the ultimate resolution of such items will not have a material adverse impact on our financial condition, cash flows, or results of operations. When we determine a loss is probable of occurring and is reasonably estimable, we accrue an undiscounted liability for such contingencies based on our best estimate using information available at that time. If the estimated loss is a range of potential outcomes and there is no better estimate within the range, we accrue the amount at the low end of the range. We disclose contingencies where an adverse outcome may be material, or in the judgment of management, we conclude the matter should otherwise be disclosed.

NOTE 17 BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

Description of the Business

We are a performance-driven drilling solutions and technologies company based in Tulsa, Oklahoma with operations in all major U.S. onshore oil and gas producing basins as well as South America, the Middle East and Australia. Our drilling operations consist mainly of contracting Company-owned drilling equipment primarily to large oil and gas exploration companies. We believe we are the recognized industry leader in drilling as well as technological innovation. We focus on offering our customers an integrated solutions-based approach by combining proprietary rig technology, automation software, and digital expertise into our rig operations rather than a product-based offering, such as a rig or separate technology package. Our drilling services operations are organized into the following reportable operating business segments: North America Solutions, International Solutions, and Offshore Gulf of Mexico.

Each reportable operating segment is a strategic business unit that is managed separately, and consolidated revenues and expenses reflect the elimination of all material intercompany transactions. Our real estate operations and our wholly-owned captive insurance companies are included in "Other." External revenues included in "Other" primarily consist of rental income.

Segment Performance

We evaluate segment performance based on income, segment operating income (loss) before income taxes which includes:

- Revenues from external and internal customers
- Direct operating costs
- Depreciation and amortization
- Allocated general and administrative costs
- Asset impairment charges
- Restructuring charges

but excludes acquisition transaction costs, gain on reimbursement of drilling equipment, other (gain) loss on sale of assets, corporate selling, general and administrative costs, corporate depreciation, and corporate restructuring charges.

General and administrative costs are allocated to the segments based primarily on specific identification and, to the extent that such identification is not practical, other methods may be used which we believe to be a reasonable reflection of the utilization of services provided.

Summarized financial information of our reportable segments for the fiscal years ended September 30, 2024, 2023 and 2022 is shown in the following tables:

(in thousands)	North America Solutions	International Solutions	Offshore Gulf of Mexico	Other	Eliminations	Total
September 30, 2024						
External sales	$ 2,445,946	$ 193,975	$ 106,207	$ 10,479	$ —	$ 2,756,607
Intersegment	—	—	—	61,151	(61,151)	—
Total sales	2,445,946	193,975	106,207	71,630	(61,151)	2,756,607
Segment operating income (loss)	610,674	(949)	12,415	(1,359)	1,261	622,042
Depreciation and amortization	366,446	10,863	7,530	1,627	—	386,466

(in thousands)	North America Solutions	International Solutions	Offshore Gulf of Mexico	Other	Eliminations	Total
September 30, 2023						
External sales	$ 2,519,743	$ 212,566	$ 130,244	$ 9,868	$ —	$ 2,872,421
Intersegment	—	—	—	67,428	(67,428)	—
Total sales	2,519,743	212,566	130,244	77,296	(67,428)	2,872,421
Segment operating income (loss)	625,467	(891)	22,806	15,876	4,671	667,929
Depreciation and amortization	353,976	7,615	7,622	2,014	—	371,227

(in thousands)	North America Solutions	International Solutions	Offshore Gulf of Mexico	Other	Eliminations	Total
September 30, 2022						
External sales	$ 1,788,167	$ 136,072	$ 125,465	$ 9,240	$ —	$ 2,058,944
Intersegment	—	—	—	57,047	(57,047)	—
Total sales	1,788,167	136,072	125,465	66,287	(57,047)	2,058,944
Segment operating income (loss)	121,893	(138)	23,214	12,720	(6,422)	151,267
Depreciation and amortization	375,250	4,156	9,175	1,701	—	390,282

The following table reconciles segment operating income per the tables above to income before income taxes as reported on the Consolidated Statements of Operations:

(in thousands)	Year Ended September 30, 2024	2023	2022
Segment operating income	$ 622,042	$ 667,929	$ 151,267
Acquisition transaction costs	(14,982)	—	—
Gain on reimbursement of drilling equipment	33,309	48,173	29,443
Other gain (loss) on sale of assets	(5,139)	(8,016)	5,432
Corporate selling, general and administrative costs, corporate depreciation and corporate restructuring charges	(183,331)	(146,197)	(140,850)
Operating income	451,899	561,889	45,292
Other income (expense)			
Interest and dividend income	41,168	28,393	18,090
Interest expense	(29,093)	(17,283)	(19,203)
Gain on investment securities	13,953	11,299	57,937
Loss on extinguishment of debt	—	—	(60,083)
Other	3,093	9,081	(10,714)
Total unallocated amounts	29,121	31,490	(13,973)
Income before income taxes	$ 481,020	$ 593,379	$ 31,319

The following table reconciles segment total assets to total assets as reported on the Consolidated Balance Sheets:

	Year Ended September 30,	
(in thousands)	2024	2023
Total assets[1]		
North America Solutions	$ 3,225,410	$ 3,320,203
International Solutions	685,833	407,143
Offshore Gulf of Mexico	73,119	73,319
Other	157,877	154,290
	4,142,239	3,954,955
Investments and corporate operations	1,639,659	427,001
Total assets	$ 5,781,898	$ 4,381,956

(1) Assets by segment exclude investments in subsidiaries and intersegment activity.

The following table presents revenues from external customers by country based on the location of service provided:

	Year Ended September 30,		
(in thousands)	2024	2023	2022
Operating revenues			
United States	$ 2,558,814	$ 2,656,617	$ 1,920,026
Argentina	142,451	137,420	91,385
Bahrain	17,990	15,401	16,986
Australia	14,112	3,350	—
United Arab Emirates	10,165	9,716	5,698
Columbia	9,254	46,720	22,003
Other foreign	3,821	3,197	2,846
Total	$ 2,756,607	$ 2,872,421	$ 2,058,944

The following table presents property, plant and equipment by country based on the location of service provided:

	Year Ended September 30,	
(in thousands)	2024	2023
Property, plant and equipment, net		
United States	$ 2,752,325	$ 2,813,707
Saudi Arabia[1]	149,472	—
Argentina	62,533	57,168
Bahrain	19,807	7,657
Columbia	19,243	20,835
Australia	9,227	10,673
United Arab Emirates	2,419	10,373
Other foreign	1,251	1,282
Total	$ 3,016,277	$ 2,921,695

(1) We commenced operations in Saudi Arabia in the first quarter of fiscal 2025.

NOTE 18 SUBSEQUENT EVENTS

As previously disclosed in Note 13—Fair Value Measurement of Financial Instruments, we made a $100.0 million cornerstone investment in ADNOC Drilling for 159.7 million shares of ADNOC Drilling (the "Shares"). In October 2024, we sold the Shares for aggregate proceeds of approximately $197.3 million. The Company intends to use the proceeds from the sale of the Shares to fund a portion of the Acquisition.

As previously disclosed in Note 6—Debt, in July 2024 we entered into an unsecured 364-day bridge loan facility in an aggregate principal amount of approximately $2.0 billion with MSSF. On October 15, 2024, the remaining commitments under the Bridge Loan Facility were reduced such that there were no remaining commitments available, and the Bridge Loan Facility was automatically terminated in accordance with its terms. As of September 30, 2024, approximately $1.4 million in commitment fees were deferred and included in Prepaid assets and other, net within the Consolidated Balance Sheet. Upon termination of the facility, the remaining commitment fees of approximately $1.4 million will be recognized in Interest expense during the first fiscal quarter of 2025.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

a) Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report have been designed and are effective at the reasonable assurance level so that the information required to be disclosed by us in our SEC filings, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules, regulations, and forms and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We believe that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

b) Management's Report on Internal Control over Financial Reporting.

A copy of our Management's Report on Internal Control over Financial Reporting is included in Item 8 of this Form 10-K.

c) Attestation Report of the Independent Registered Public Accounting Firm.

A copy of the report of Ernst & Young LLP, our independent registered public accounting firm, is included in Item 8 of this Form 10-K.

d) Changes in Internal Control Over Financial Reporting.

There have been no changes in our internal controls over financial reporting during the quarter ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

(c) Trading Plans

On August 19, 2024, Raymond ("Trey") Adams III, Senior Vice President of Digital Operations, Sales, & Marketing, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell up to 12,000 shares of Company common stock between November 19, 2024 and July 31, 2025, subject to certain conditions.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Ethics for our Principal Executive Officer and Senior Financial Officers. The text of this code is located on our website under "http://ir.helmerichpayne.com/websites/helmerichandpayne/English/4500.html." Our Internet address is www.helmerichpayne.com. We intend to disclose any amendments to or waivers from this code on our website.

The other information required by this item will be included in the Company's definitive proxy statement to be filed with the SEC no later than 120 days after September 30, 2024, in connection with the solicitation of proxies for the Company's 2025 annual meeting of stockholders (the "2025 Proxy Statement"), and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included in the 2025 Proxy Statement, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be included in the 2025 Proxy Statement, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included in the 2025 Proxy Statement, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be included in the 2025 Proxy Statement, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements: Our consolidated financial statements, together with the notes thereto and the report of Ernst & Young LLP dated November 13, 2024, are listed below and included in Item 8— "Financial Statements and Supplementary Data" of this Form 10-K.

2. Financial Statement Schedules: All schedules are omitted because they are not applicable or required or because the required information is contained in the financial statements or included in the notes thereto.

3. Exhibits: The following documents are included as exhibits to this Form 10-K. Exhibits incorporated by reference are duly noted as such.

3.1   Amended and Restated Certificate of Incorporation of Helmerich & Payne, Inc. (incorporated herein by reference to Exhibit 3.1 of the Company's Form 8-K filed on March 14, 2012, SEC File No. 001-04221).

3.2   Amended and Restated By-laws of Helmerich & Payne, Inc. (incorporated herein by reference to Exhibit 3.1 of the Company's Form 8-K filed on September 12, 2024, SEC File No. 001-04221).

4.1   Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023, SEC File No. 001-04221).

4.2   Indenture, dated December 20, 2018, among Helmerich & Payne, Inc., Helmerich & Payne International Drilling Co. and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 of the Company's Form 8-K filed on December 20, 2018, SEC File No. 001-04221).

4.3   Second Supplemental Indenture, dated September 29, 2021, to the Indenture, dated December 20, 2018, between Helmerich & Payne, Inc. and Wells Fargo Bank, National Association, as trustee (including the form of 2.900% Senior Note due 2031) (incorporated herein by reference to Exhibit 4.2 of the Company's Form 8-K filed on September 29, 2021, SEC File No. 001-04221).

4.4   Third Supplemental Indenture, dated September 17, 2024, between Helmerich & Payne, Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (including the form of 4.650% Senior Note due 2027) (incorporated herein by reference to Exhibit 4.2 of the Company's Form 8-K filed on September 17, 2024, SEC File No. 001-04221).

4.5   Fourth Supplemental Indenture, dated September 17, 2024, between Helmerich & Payne, Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (including the form of 4.850% Senior Note due 2029) (incorporated herein by reference to Exhibit 4.2 of the Company's Form 8-K filed on September 17, 2024, SEC File No. 001-04221).

4.6   Fifth Supplemental Indenture, dated September 17, 2024, between Helmerich & Payne, Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (including the form of 5.500% Senior Note due 2034) (incorporated herein by reference to Exhibit 4.2 of the Company's Form 8-K filed on September 17, 2024, SEC File No. 001-04221).

4.7   Registration Rights Agreement, dated September 17, 2024, among Helmerich & Payne, Inc. and the initial purchasers named therein (incorporated herein by reference to Exhibit 4.2 of the Company's Form 8-K filed on September 17, 2024, SEC File No. 001-04221).

10.1   Amended and Restated Credit Agreement, dated August 14, 2024, among Helmerich & Payne, Inc., the lenders from time to time party thereto and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 10.2 of the Company's Form 8-K filed on August 15, 2024, SEC File No. 001-04221).

10.2   Term Loan Agreement, dated as of August 14, 2024, by and among the Company, Morgan Stanley Senior Funding, Inc., as Administrative Agent, and the other lenders party thereto (incorporated herein by reference to Exhibit 10.2 of the Company's Form 8-K filed on August 15, 2024, SEC File No. 001-04221).

*10.3   Form of Change of Control Agreement applicable to executive officers and certain other employees of Helmerich & Payne, Inc., adopted September 9, 2020 (incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed on September 14, 2020, SEC File No. 001-04221).

*10.4   Helmerich & Payne, Inc. 2010 Long-Term Incentive Plan (incorporated herein by reference to Appendix "A" of the Company's Proxy Statement on Schedule 14A filed on January 26, 2011, SEC File No. 001-04221).

*10.5   Form of Agreements for the Helmerich & Payne, Inc. 2010 Long-Term Incentive Plan applicable to certain executives: (i) Nonqualified Stock Option Agreement and (ii) Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed on March 14, 2012, SEC File No. 001-04221).

*10.6   Form of Agreements for the Helmerich & Payne, Inc. 2010 Long-Term Incentive Plan applicable to participants other than certain executives: (i) Nonqualified Stock Option Agreement and (ii) Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.2 of the Company's Form 8-K filed on March 14, 2012, SEC File No. 001-04221).

*10.7   Form of Agreements for the Helmerich & Payne, Inc. 2010 Long-Term Incentive Plan applicable to Directors: (i) Nonqualified Stock Option Agreement and (ii) Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed on March 14, 2012, SEC File No. 001-04221).

*10.8   Helmerich & Payne, Inc. 2016 Omnibus Incentive Plan (incorporated herein by reference to Appendix "A" of the Company's Proxy Statement on Schedule 14A filed on January 19, 2016, SEC File No. 001-04221).

*10.9   Form of Agreements for the Helmerich & Payne, Inc. 2016 Omnibus Incentive Plan applicable to certain executives: (i) Nonqualified Stock Option Agreement and (ii) Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.26 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2016, SEC File No. 001-04221).

*10.10   Form of Agreements for the Helmerich & Payne, Inc. 2016 Omnibus Incentive Plan applicable to participants other than certain executives: (i) Nonqualified Stock Option Agreement and (ii) Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.27 of the Company's Annual Report on Form 10-K for fiscal year ended September 30, 2016, SEC File No. 001-04221).

*10.11   Form of Agreements for the Helmerich & Payne, Inc. 2016 Omnibus Incentive Plan applicable to Directors: (i) Nonqualified Stock Option Agreement and (ii) Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.28 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2016, SEC File No. 001-04221).

*10.12   Supplemental Retirement Income Plan for Salaried Employees of Helmerich & Payne, Inc. (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, SEC File No. 001-04221).

*10.13   Supplemental Savings Plan for Salaried Employees of Helmerich & Payne, Inc. (incorporated herein by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, SEC File No. 001-04221).

*10.14   Helmerich & Payne, Inc. Director Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, SEC File No. 001-04221).

*10.15   Form of Performance-Vested Restricted Share Unit Award Agreement for the Helmerich & Payne, Inc. 2016 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed on December 18, 2018, SEC File No. 001-04221).

*10.16   Helmerich & Payne, Inc. 2020 Omnibus Incentive Plan (incorporated herein by reference to Appendix "A" of the Company's Proxy Statement on Schedule 14A filed on January 21, 2020, SEC File No. 001-04221).

*10.17   Helmerich & Payne, Inc. Director Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, SEC File No. 001-04221).

*10.18   Form of Restricted Stock Award Agreement for the Helmerich & Payne, Inc. 2020 Omnibus Incentive Plan applicable to Directors (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, SEC File No. 001-04221).

*10.19   Form of Annual Three-Year Performance-Vested Restricted Share Unit Award Agreement for the Helmerich & Payne, Inc. 2020 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.27 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2020, SEC File No. 001-04221).

*10.20   Form of Standard Three-Year Performance-Vested Restricted Share Unit Award Agreement for the Helmerich & Payne, Inc. 2020 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.28 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2020, SEC File No. 001-04221).

*10.21   Form of Restricted Stock Award Agreement for the Helmerich & Payne, Inc. 2020 Omnibus Incentive Plan applicable to employees (incorporated herein by reference to Exhibit 10.29 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2020, SEC File No. 001-04221).

*10.22   Amendment to Standard Three-Year Performance-Vested Restricted Share Unit Award Agreement for the 2020 Helmerich & Payne, Inc. 2020 Omnibus Incentive Plan, dated June 6, 2022 (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, SEC File No. 001-04221).

*10.23   Helmerich & Payne, Inc. Amended and Restated 2020 Omnibus Incentive Plan (incorporated herein by reference to Appendix "A" of the Company's Proxy Statement on Schedule 14A filed on January 18, 2022, SEC File No. 001-04221).

*10.24   Form of Restricted Stock Agreement for the Helmerich & Payne Amended and Restated 2020 Omnibus Incentive Plan applicable to Directors (incorporated herein by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, SEC File No. 001-04221).

*10.25	Form of Annual Three-Year Performance-Vested Restricted Share Unit Award Agreement for the Helmerich & Payne, Inc. Amended and Restated 2020 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2022, SEC File No. 001-04221).
*10.26	Form of Standard Three-Year Performance-Vested Restricted Share Unit Award Agreement for the Helmerich & Payne, Inc. Amended and Restated 2020 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2022, SEC File No. 001-04221).
*10.27	Form of Restricted Stock Award Agreement applicable to employees for the Helmerich & Payne, Inc. Amended and Restated 2020 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2022, SEC File No. 001-04221).
19.1	Insider Trading Policy.
21	List of Subsidiaries of the Company.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Helmerich & Payne Rule 10D-1 Clawback Policy (incorporated herein by reference to Exhibit 97 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023, SEC File No. 001-04221).
101	Financial statements from this Form 10-K formatted in Inline eXtensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Shareholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements.
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101).

*Management or Compensatory Plan or Arrangement.

**The certifications on Exhibit 32 hereto are deemed furnished and not "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that Section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

HELMERICH & PAYNE, INC.

By: /s/ John W. Lindsay

John W. Lindsay,

Director, President and Chief Executive Officer

Date: November 13, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ John W. Lindsay John W. Lindsay	Director, President and Chief Executive Officer (Principal Executive Officer)	November 13, 2024
/s/ J. Kevin Vann J. Kevin Vann	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	November 13, 2024
/s/ Sara M. Momper Sara M. Momper	Vice President and Chief Accounting Officer (Principal Accounting Officer)	November 13, 2024
/s/ Hans Helmerich Hans Helmerich	Director and Chairman of the Board	November 13, 2024
/s/ Delaney M. Bellinger Delaney Bellinger	Director	November 13, 2024
/s/ Belgacem Chariag Belgacem Chariag	Director	November 13, 2024
/s/ Kevin G. Cramton Kevin G. Cramton	Director	November 13, 2024
/s/ Randy A. Foutch Randy A. Foutch	Director	November 13, 2024
/s/ Elizabeth Killinger Elizabeth Killinger	Director	November 13, 2024
/s/ Jose R. Mas Jose R. Mas	Director	November 13, 2024
/s/ Thomas A. Petrie Thomas A. Petrie	Director	November 13, 2024
/s/ Donald F. Robillard, Jr. Donald F. Robillard, Jr.	Director	November 13, 2024
/s/ John D. Zeglis John D. Zeglis	Director	November 13, 2024

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DIRECTORS



Delaney Bellinger * ^
Vice President and
Chief Information Officer,
Retired, Huntsman
Corporation
Director since 2018



Hans Helmerich
Chairman of the Board
Director since 1987



Thomas A. Petrie + ^
Chairman, Retired
Petrie Partners, LLC
Director since 2012



Belgacem Chariag + ^
Former President and
Chief Executive Officer
of Ecovyst, Inc.
Director since 2021



Elizabeth Killinger * ^
Executive Vice President,
Retired, NRG Home,
NRG Energy, Inc.
Director since 2023



Donald F. Robillard, Jr. * ^
Executive Vice President,
Chief Financial Officer and
Chief Risk Officer, Retired,
Hunt Consolidated, Inc.
Director since 2012



Kevin G. Cramton * ^
Operating and Executive
Partner, HCI Equity Partners
Director since 2017



John W. Lindsay
President and Chief
Executive Officer
Director since 2012



John D. Zeglis * ^
Chairman and Chief Executive
Officer, Retired, AT&T Wireless
Services, Inc.
Director since 1989



Randy A. Foutch + ^
Lead Director
Chairman and Chief
Executive Officer, Retired,
Laredo Petroleum, Inc.
Director since 2007



José R. Mas + ^
Chief Executive Officer,
MasTec, Inc.
Director since 2017

EXECUTIVE OFFICERS

John W. Lindsay
President and Chief Executive Officer

J. Kevin Vann
Senior Vice President and Chief Financial Officer

Cara M. Hair
Senior Vice President, Corporate Services and Chief Legal
and Compliance Officer

John R. Bell
Senior Vice President, Integration Execution and Operations
Helmerich & Payne International Holdings, LLC

Michael P. Lennox
Senior Vice President, Americas Operations
Helmerich & Payne International Holdings, LLC
Helmerich & Payne International Drilling Co.

Raymond John ("Trey") Adams III
Senior Vice President, Global Commercial, Sales and Marketing



*	**+**	**^**
Member Audit	Member Human	Member Nominating & Corporate
Committee	Resources Committee	Governance Committee



Stockholders' Meeting
H&P stockholders are invited to our virtual annual meeting, which will be held on March 5, 2025.

Stock Transfer Agent and Registrar
Computershare Trust Company, N.A.

By Mail:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
United States of America

By Overnight Delivery:
Computershare Investor Services
150 Royall Street - Suite 101
Canton, MA 02021
United States of America

Stockholder Services
+1 (201) 680 6578
+1 (877) 206 1150 (Toll Free)

Independent Registered Public Accounting Firm
Ernst & Young LLP
Tulsa, Oklahoma

Direct Inquiries To
David T. Wilson
Vice President, Investor Relations
Helmerich & Payne, Inc.
222 North Detroit Avenue
Tulsa, OK 74120
918.742.5531

NYSE Ticker: HP

www.helmerichpayne.com